    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1996



                                                       REGISTRATION NO. 333-9545

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             OUTDOOR SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                      DELAWARE                                            86-0736400
   (State or other jurisdiction of incorporation)            (I.R.S. Employer Identification No.)

                             ---------------------

                          2502 N. BLACK CANYON HIGHWAY
                             PHOENIX, ARIZONA 85009
                                 (602) 246-9569
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               WILLIAM S. LEVINE
                             CHAIRMAN OF THE BOARD
                             OUTDOOR SYSTEMS, INC.
                          2502 N. BLACK CANYON HIGHWAY
                             PHOENIX, ARIZONA 85009
                                 (602) 246-9569
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                WITH COPIES TO:

               G. WILLIAM SPEER, ESQ.                                R.W. SMITH, JR., ESQ.
            WILLIAM B. SHEARER, JR., ESQ.                           PIPER & MARBURY L.L.P.
         POWELL, GOLDSTEIN, FRAZER & MURPHY                         36 SOUTH CHARLES STREET
       191 PEACHTREE STREET, N.E., 16TH FLOOR                      BALTIMORE, MARYLAND 21201
               ATLANTA, GEORGIA 30303                                   (410) 539-2530
                   (404) 572-6600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION


                                                           DATED AUGUST 16, 1996

                                7,705,000 SHARES

                                      LOGO
                                  COMMON STOCK
                               ------------------
     Of the shares of Common Stock offered hereby (the "Offering"), 6,775,000 shares are being sold by Outdoor Systems, Inc. (the "Company") and 930,000 shares are being sold by the Selling Stockholders named herein under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "OSIA." On July 31, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $27.38 per share. See "Price Range of Common Stock."


     Following the Offering, the Company will offer $225 million aggregate principal amount of its Senior Subordinated Notes due 2006 (the "Notes") by a separate Prospectus (the "Notes Offering" and, together with the Offering, the "Offerings").

                               ------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12 HEREOF.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                               PRICE          UNDERWRITING      PROCEEDS      PROCEEDS TO
                                                 TO          DISCOUNTS AND         TO           SELLING
                                               PUBLIC         COMMISSIONS      COMPANY(1)     STOCKHOLDERS
- ------------------------------------------------------------------------------------------------------------
Per Share.............................   $                  $               $               $
- ------------------------------------------------------------------------------------------------------------
Total(2)..............................   $                  $               $               $
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the offering payable by the Company estimated at $500,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 1,155,750 shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          , and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
  , 1996.

ALEX. BROWN & SONS
       INCORPORATED

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                                CIBC WOOD GUNDY SECURITIES CORP.

               THE DATE OF THIS PROSPECTUS IS             , 1996.

   [INSIDE COVER PAGE CONTAINS PHOTOGRAPHS OF VARIOUS BILLBOARDS ADVERTISING
    PRODUCTS FOR MCDONALD'S, CHEVROLET, HUDSON'S FINE JEWELRY AND ALTOIDS'.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus gives effect to a three-for-two Common Stock split effected in the form of a stock dividend paid on July 22, 1996 and assumes no exercise of the Underwriters' over-allotment option. The discussion below includes certain Transactions (as defined) that, if not already completed, are scheduled or anticipated to occur concurrently with or after the consummation of the Offerings. The "Transactions" consist of the acquisition (the "Acquisition") of substantially all of the billboard and transit advertising operations of the outdoor advertising division ("Gannett Outdoor") of Gannett Co., Inc. ("Gannett"), including the acquisition (but not the exercise) of the Houston Option (as defined), the Denver Disposition (as defined), the Debt Tender Offer (as defined), the Acquisition Financing (as defined) and the Other Acquisitions (as defined). See "The Transactions." As used herein, the "Company" or "Outdoor Systems" refers to Outdoor Systems, Inc. together with its consolidated subsidiaries and, where the context requires, includes the business of Gannett Outdoor, and "market" in the United States refers to the geographic area constituting a Designated Market Area as defined by The A.C. Nielsen Company and in Canada refers to Census Metro Area as defined by Statistics Canada.


                                  THE COMPANY

     Outdoor Systems, Inc., upon completion of the Acquisition, will be the largest outdoor advertising company in North America, operating approximately 58,000 advertising display faces in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. The Company will have significant operations in seven of the ten largest United States markets, as well as six of the ten largest Canadian markets. Giving effect to the Acquisition, as if it occurred at the beginning of the applicable period, the Company had pro forma net revenues of $314.4 million and pro forma EBITDA of $113.3 million for the year ended December 31, 1995 and pro forma net revenues of $154.8 million and pro forma EBITDA of $54.6 million for the six months ended June 30, 1996.


     Through the Acquisition, the Company will significantly increase its presence in North America and diversify into additional major metropolitan markets. The following table sets forth, as of June 30, 1996, certain information with respect to the Company's outdoor markets after giving effect to the Acquisition and the Denver Disposition (dollars in thousands):



                                                                                        MALL                  TOTAL
                          MARKET   1995 PRO FORMA               30-SHEET   8-SHEET   AND AIRPORT             DISPLAY
         MARKET            RANK     NET REVENUES    BULLETINS   POSTERS    POSTERS     POSTERS     TRANSIT    FACES
- ------------------------- ------   --------------   ---------   --------   -------   -----------   -------   -------
UNITED STATES:
New York/New Jersey(1)...     1       $ 53,188           579      2,730       125          --       3,507     6,941
Los Angeles..............     2         41,739           785      2,962        --          --       2,804     6,551
Chicago..................     3          6,499           155         --       638          --          --       793
Philadelphia.............     4          1,941            --         --        --          --         690       690
San Francisco............     5         18,679           202        972       571          --       1,346     3,091
Detroit..................     9         20,264           438      1,340       104          --         800     2,682
Houston(2)...............    10          5,480           377         --        --          --          --       377
Atlanta..................    11         21,654           748      1,910        --          --          --     2,658
Sacramento(3)............    17             --            60        291        --          --          --       351
Phoenix..................    18         16,745           605      1,530       677          --       1,418     4,230
St. Louis................    19          8,010           268        852        --          --          --     1,120
Denver...................    21          7,975           163        775        --          --       5,300     6,238
San Diego................    22          5,349           114        540        --          --         668     1,322
New Haven(4).............    26          5,496           149        835        --          --          --       984
Kansas City..............    33          6,988           198        849        --          --          --     1,047
Grand Rapids.............    38          4,339           110        550        --          --          80       740
New Orleans..............    40          9,532           346      1,053       481          --         213     2,093
Louisville...............    49          8,002           320      1,067       264          --          --     1,651
Flint....................    59          2,705            93        450        20          --          --       563
Rochester................    72            308            --         --        --          --         240       240
Tucson...................    81          1,700           112          6       345          --          --       463
Columbus, GA.............   127          2,596           180        422       100          --          --       702

                                                                                        MALL                  TOTAL
                          MARKET   1995 PRO FORMA               30-SHEET   8-SHEET   AND AIRPORT             DISPLAY
         MARKET            RANK     NET REVENUES    BULLETINS   POSTERS    POSTERS     POSTERS     TRANSIT    FACES
- -------------------------  ---         ------          ---       -----       ---         ---        -----     -----
CANADA:
Toronto..................     1       $ 39,280           303      1,834        --         418       2,474     5,029
Montreal.................     2         12,045           134        770        --         322       1,794     3,020
Ottawa...................     6          1,691            23        214        --          68          --       305
Winnipeg.................     7          4,959           154        415        --          77         406     1,052
Quebec City..............     8          3,530            71        782        --         194         296     1,343
Hamilton(5)..............     9             --            36        288        --          80         576       980
Halifax..................    14          1,612            11        122        --          26         214       373
Other....................   N/A          2,080            24        108        --         108          94       334
                                        ------           ---      -----       ---         ---       -----     -----
    Total................             $314,386         6,758     23,667     3,325       1,293      22,920    57,963
                                        ======           ===      =====       ===         ===       =====     =====


- ---------------
(1) All of the Company's bulletins and posters are located in New Jersey.
(2) Includes only Outdoor Systems' existing Houston operations. The Company has the right to acquire Gannett Outdoor's Houston operations pursuant to the Houston Option. See "The Transactions -- The Houston Option."
(3) Net revenues are included with San Francisco.

(4) Includes advertising display faces in New Haven, as well as other areas of Connecticut.


(5) Net revenues are included with Toronto.


                                THE ACQUISITION


     On July 9, 1996, the Company entered into an Asset Purchase Agreement (as amended, the "Asset Purchase Agreement") to purchase substantially all of the assets of Gannett Outdoor, including the stock of certain indirect subsidiaries of Gannett, for approximately $640 million in cash, plus the net book value of working capital and certain other specified assets of Gannett Outdoor (which net book value is expected to increase the purchase price by approximately $60 million). See "The Transactions -- The Acquisition."


     The Company will acquire from Gannett a total of approximately 40,000 advertising display faces consisting of bulletins, posters and transit advertising display faces in 15 metropolitan markets in the United States and seven metropolitan markets in Canada. Following completion of the Acquisition, the Company will own and operate approximately 58,000 advertising display faces located in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. Management believes that upon the successful consolidation of Gannett Outdoor with the existing business of Outdoor Systems, the Company's position as a leading provider of outdoor advertising services will be significantly enhanced.

     The Company believes that there are significant opportunities for revenue enhancement in its combined operations after completion of the Acquisition. The increased presence in North America resulting from the Acquisition should allow the Company to expand its services to national advertisers through direct sales efforts offering access to multiple markets. In addition, the Company believes that its operating and sales strategies will allow it to improve utilization of the Gannett Outdoor advertising display faces.

     The Company also believes that the consolidation of certain administrative, sales management and leasing management functions in connection with the Acquisition will result in certain cost savings, including the reduction and consolidation of duplicative (i) production and sales overhead functions, (ii) production and administrative support positions, (iii) national sales and marketing support functions, and (iv) accounting and administrative functions. The Company believes it will achieve additional cost savings by closing one of Gannett Outdoor's production facilities in Canada and by consolidating the Canadian accounting and administrative functions. In addition to these cost savings, the Company believes that subsequent to the Acquisition it may be able to achieve additional cost savings arising from (i) reductions in facility costs arising from renegotiated rents or reduced space and the reduction of expenses relating to terminated employees, (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees, and (iii) increased sales efficiencies arising from a revision of the sales compensation system. See "Risk Factors -- Challenges of Business Integration."


     The Company will finance the purchase price of the Acquisition and the related refinancing of certain existing indebtedness of the Company and will pay the fees and expenses associated with the Acquisition and the acquisition financing through (i) the net proceeds of the Offering, (ii) a revolving credit facility and term loans of up to $530 million under a senior credit facility (the "Senior Credit Facility"), and (iii) bridge loans of up to $240 million under a senior subordinated credit facility (the "Subordinated Credit Facility"). The financing obtained under the Subordinated Credit Facility is hereinafter referred to as the "Bridge Financing." The Bridge Financing and the financing obtained under the Senior Credit Facility are hereinafter referred to as the "Acquisition Financing." See "Description of Indebtedness and Other Commitments."


                               OPERATING STRATEGY

     The Company's primary objective is to be the leading provider of outdoor advertising services in each of its markets. Outdoor Systems' successful operating strategy, focusing on superior sales and service, optimal management of its inventory, centralized administration and strategic acquisitions, has enabled it to improve the historical operating results in each of its existing markets. Management intends to apply this strategy to each of its newly-acquired markets.

- - Superior Sales and Service. The Company seeks to gain market share in each of its markets through an intensive focus on customer sales and service, quality displays and competitive pricing. Outdoor Systems has recruited and trained a skilled sales force that is motivated by a program of commission-based compensation and supported by a network of experienced local managers who operate under a centrally coordinated marketing plan. Each Outdoor Systems market has a general manager who is actively engaged in sales. In addition, the Company seeks to attract and retain advertisers through creative advertising layouts, timely installation and rotation of displays and rapid response to customer needs.

- - Optimal Inventory Management. The Company seeks to balance advertising rate growth with optimal occupancy of its displays in order to maximize revenues. The Company's variety of outdoor advertising and transit displays in its geographically diverse markets permits flexibility in pricing and packaging its display inventory.

- - Centralized Administration. Outdoor Systems has historically consolidated substantially all of its administration, accounting, sales management and leasing management functions at its Phoenix headquarters and plans to consolidate a significant amount of these functions relating to the business of Gannett Outdoor into its Phoenix headquarters and four regional offices. This centralization allows the Company to focus local efforts on customer service and sales and to exercise greater control over administrative costs and expenditures.

- - Strategic Acquisitions. Although the Company's focus will be the consolidation and integration of Gannett Outdoor and the promotion of internal growth of both new and existing properties, the Company will also continue to pursue strategic acquisitions in existing and new markets to achieve increased operating efficiencies, greater geographic diversification and increased market penetration. The Company is primarily interested in continued expansion in the 50 largest United States markets, because these markets typically generate greater outdoor market revenues, readily attract national advertisers, provide a better basis for regional advertising, attract quality management and offer opportunities to gain a larger market share from competitive media.

     The Company believes that its experienced and sales-oriented management team is an important asset in the successful implementation of its operating strategy. William S. Levine, Chairman, Arthur R. Moreno, President and Chief Executive Officer, and Wally C. Kelly, Senior Vice President of Sales, together possess over 56 years of sales and management experience in the outdoor advertising industry. In addition, the Outdoor Systems' general managers in its existing markets have an average of nearly 14 years of experience in the outdoor advertising industry. The industry experience of Mr. Moreno and other members of Outdoor Systems' management team includes significant prior experience with Gannett Outdoor.

     The Company was organized in 1980. The Company's executive offices are located at 2502 N. Black Canyon Highway, Phoenix, Arizona 85009, and its telephone number is (602) 246-9569.

                                  THE OFFERING


Common Stock offered by the Company..................  6,775,000 shares
Common Stock offered by the Selling Stockholders.....  930,000 shares
Common Stock to be outstanding after the Offering....  24,905,398 shares(1)
Use of proceeds......................................  To finance a portion of the purchase price payable in the Acquisition. See
                                                       "Use of Proceeds."
Nasdaq National Market symbol........................  OSIA


- ---------------

(1) Excludes 4,200,184 shares of Common Stock issuable upon exercise of options, of which 2,984,135 are exercisable immediately and 1,216,049 vest ratably over a four-year period, and 156,797 shares of Common Stock issuable in settlement of accounts under the Company's Incentive Plan.


                               THE NOTES OFFERING


     Following the Offering, the Company will offer $225 million aggregate principal amount of its Senior Subordinated Notes due 2006, the proceeds of which will be used to retire indebtedness under the Subordinated Credit Facility. The Notes will be offered by the Company exclusively pursuant to a separate Prospectus.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

     The following sets forth summary unaudited pro forma consolidated financial information derived from the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this Prospectus. The summary unaudited pro forma consolidated statement of operations for the year ended December 31, 1995 and for the latest twelve month period ended June 30, 1996 give effect to (i) the Transactions, (ii) the net reduction in operating expenses of Gannett Outdoor, (iii) the effect of conforming the capitalization of property and equipment accounting policy of Gannett Outdoor to that of Outdoor Systems, and
(iv) the Offerings (assuming the sale of the shares of Common Stock offered hereby at a price of $27.38 per share) and the application of the net proceeds therefrom as if each had occurred at the beginning of the respective periods. The summary unaudited pro forma balance sheet as of June 30, 1996 has been prepared as if the Transactions and the Offerings had occurred on June 30, 1996.

     The summary unaudited pro forma consolidated financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma consolidated financial information is based on certain assumptions and adjustments described in the notes to the Unaudited Consolidated Pro Forma Financial Information and should be read in conjunction therewith. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Consolidated Financial Statements and the Notes thereto of Outdoor Systems and the Combined Financial Statements and Notes thereto of Gannett Outdoor, included elsewhere in this Prospectus.


                                                                                    PRO FORMA
                                                                                      LATEST
                                                                                      TWELVE
                                                                 PRO FORMA         MONTHS ENDED
                                                                YEAR ENDED           JUNE 30,
                                                             DECEMBER 31, 1995         1996
                                                             -----------------     ------------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net revenues.............................................      $ 314,386           $322,248
  Direct advertising expenses..............................        174,353            176,389
  General and administrative expenses......................         26,723             26,672
  Depreciation and amortization............................         51,585             51,723
                                                                  --------           --------
  Operating income.........................................         61,725             67,464
  Interest expense.........................................         68,609             68,609
  Net loss.................................................         (3,214)              (278)
OTHER DATA:
  EBITDA(1)................................................      $ 113,310           $119,187
  EBITDA margin(2).........................................           36.0%              37.0%
  Capital expenditures.....................................      $  21,661           $ 21,368
  Number of advertising displays...........................         53,000             58,000



                                                                                    PRO FORMA
                                                                  ACTUAL              AS OF
                                                                   AS OF             JUNE 30,
                                                               JUNE 30, 1996           1996
                                                             -----------------     ------------
BALANCE SHEET DATA:
  Working capital..........................................      $   7,882           $ 63,391
  Total assets.............................................        160,545            935,632
  Total debt...............................................        138,633            707,290
  Stockholders' equity.....................................         10,424            160,220


- ---------------
(1) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is widely used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(2) "EBITDA margin" is EBITDA stated as a percentage of net revenues.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table sets forth summary historical financial data for Outdoor Systems and Gannett Outdoor for the periods indicated. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Selected Consolidated Financial and Other Data" and the Consolidated Financial Statements and Notes thereto of Outdoor Systems and the Combined Financial Statements and Notes thereto of Gannett Outdoor.


                                                                                       SIX MONTHS
                                            YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                    ---------------------------------------     -------------------------
        OUTDOOR SYSTEMS(1)             1993          1994          1995            1995          1996
- ----------------------------------  -----------   -----------   -----------     -----------   -----------
INCOME STATEMENT DATA:
  Net revenues(2).................  $    49,151   $    52,077   $    64,813     $    29,738   $    36,527
  Operating expenses:
    Direct advertising expenses...       23,721        24,433        30,462          14,596        16,151
    General and administrative
      expenses....................        2,777         3,357         4,096           2,007         2,213
    Depreciation and
      amortization................       10,421         9,165         9,970           4,958         5,259
  Gain on 1994 Disposal...........           --         4,325            --              --            --
  Operating income................       12,232        19,447        20,285           8,177        12,904
  Interest expense................       11,894        16,393        17,199           9,017         7,929
  Net income (loss)(3)............       (3,176)        1,333         2,768            (840)        2,141
  Net income (loss) attributable
    to common stockholders........       (5,748)         (263)          307          (2,035)       (1,320)
  Net income (loss) per common
    share(3)......................  $     (0.39)  $     (0.02)  $      0.02     $     (0.12)  $     (0.08)
  Shares used in computing per
    share computations(4).........   14,819,223    14,064,269    16,949,385      16,834,464    15,573,117
OTHER DATA:
  EBITDA(5).......................  $    22,653   $    24,287   $    30,255     $    13,135   $    18,163
  EBITDA margin(6)................         46.1%         46.6%         46.7%           44.2%         49.7%
  Capital expenditures............  $     4,387   $     4,924   $     7,070     $     4,251   $     2,891
  Number of advertising
    displays......................       10,800        11,900        12,700          12,000        18,000

                                                                                       SIX MONTHS
                                            YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                    ---------------------------------------     -------------------------
         GANNETT OUTDOOR               1993          1994          1995            1995          1996
- ----------------------------------  -----------   -----------   -----------     -----------   -----------
INCOME STATEMENT DATA:
  Net revenues....................  $   225,165   $   235,236   $   247,271     $   115,888   $   117,733
  Other income (loss).............           25           (67)          193             266           201
                                    -----------      --------      --------        --------      --------
         Total revenues...........      225,190       235,169       247,464         116,154       117,934
                                    -----------      --------      --------        --------      --------
  Direct expenses:
    Direct advertising............      159,927       163,362       171,091          82,955        82,410
    General and administrative....       30,572        33,866        33,101          16,123        17,169
    Depreciation and
      amortization................       19,669        19,692        17,262           8,743         8,822
                                    -----------      --------      --------        --------      --------
  Excess of revenues over direct
    expenses......................  $    15,022   $    18,249   $    26,010     $     8,333   $     9,533
                                    ===========      ========      ========        ========      ========

- ---------------
(1) In December 1994, the Company acquired substantially all of the assets and business of Capitol Outdoor Advertising, Inc. in Atlanta (the "1994 Acquisition"), and in connection with the 1994 Acquisition simultaneously sold its then-existing outdoor advertising displays in Atlanta (the "1994 Disposal") (the 1994 Acquisition and the 1994 Disposal are collectively referred to as the "Atlanta Transaction"). In addition, in 1993 the Company refinanced a substantial portion of its indebtedness with 10.75% Senior Notes due 2003. Accordingly, operating results are not necessarily comparable on a year-to-year basis. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(2) Net revenues are gross revenues minus agency commissions, plus other income of $1.0 million and $0.4 million for the years ended December 31, 1994 and 1995, respectively, and $0.3 million for the six months ended June 30, 1996.
(3) Deferred financing costs of $3.3 million and $0.8 million associated with borrowings which were retired or redeemed were charged as an extraordinary loss during 1993 and the six months ended June 30, 1996, respectively.
(4) Weighted average share amounts have been adjusted to reflect the three-for-two Common Stock split effected in the form of a stock dividend paid on July 22, 1996.
(5) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense and, in 1994, before the gain on the 1994 Disposal. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is widely used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(6) "EBITDA margin" is EBITDA stated as a percentage of net revenues.

                                THE TRANSACTIONS

THE ACQUISITION

     On July 9, 1996, the Company entered into the Asset Purchase Agreement pursuant to which it agreed to purchase substantially all of the assets of Gannett Outdoor, including the stock of certain indirect subsidiaries of Gannett, for approximately $640 million in cash, plus the net book value of working capital and certain other specified assets of Gannett Outdoor (which net book value is expected to increase the purchase price by approximately $60 million). As a result of the Acquisition, the Company will acquire from Gannett a total of approximately 40,000 advertising display faces consisting of bulletins, posters and transit advertising displays in and around New York, Los Angeles, Chicago, Philadelphia, San Francisco, Detroit, Sacramento, St. Louis, Denver, San Diego, New Haven, Kansas City, Grand Rapids, Flint and Rochester and in various locations in New Jersey and Canada.

     Pursuant to the Asset Purchase Agreement, the Company has made a deposit of $15 million which will be credited against the purchase price if the Acquisition is consummated. The consummation of the Acquisition is subject to certain conditions, including, without limitation, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act").

THE ACQUISITION FINANCING


     The Company will finance the purchase price of the Acquisition and the related refinancing of certain existing indebtedness of the Company and will pay the fees and expenses associated with the Acquisition and the Acquisition Financing through (i) the net proceeds of the Offering, (ii) a revolving credit facility and term loans of up to $530 million under the Senior Credit Facility, and (iii) bridge loans of up to $240 million under the Subordinated Credit Facility. See "Description of Indebtedness and Other Commitments." If and to the extent consummated, proceeds of the Notes Offering will be used to retire amounts outstanding under the Subordinated Credit Facility. See "Use of Proceeds."


THE DEBT TENDER OFFER


     In connection with the Acquisition, the Company has commenced a tender offer and consent solicitation (the "Debt Tender Offer") to purchase all of its outstanding 10 3/4% Senior Notes due 2003 (the "Existing Notes") and obtain the consent of the holders of the Existing Notes to modify or eliminate certain provisions of the indenture governing the Existing Notes to permit, among other things, the consummation of the Acquisition Financing. The aggregate consideration offered by the Company in the Debt Tender Offer is $1,116.25 per $1,000 principal amount of Existing Notes. The Debt Tender Offer will expire on August 22, 1996, unless extended, at which time the Company expects to purchase all Existing Notes tendered with consents. As of August 15, 1996, all of the outstanding Existing Notes except for $15,000 principal amount thereof had been tendered and had consented to the amendments to the indenture governing the Existing Notes. The Company executed a supplemental indenture reflecting the amendments.

THE HOUSTON OPTION

     Pursuant to the Asset Purchase Agreement, Gannett agreed to cause Gannett Outdoor Co. of Texas, Inc. ("Gannett of Texas") to grant to the Company an option (the "Houston Option") to purchase, within 120 days after the closing of the Acquisition, Gannett of Texas' outdoor operations in Houston, Texas, for a purchase price of $10 million in cash, plus the net book value of working capital and certain other specified assets of Gannett of Texas. The Company intends to exercise the Houston Option as soon as practicable following the consummation of the Acquisition and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act. Exercise of the option could require the sale or other disposition of part or all of Outdoor Systems' existing operations in Houston.

THE DENVER DISPOSITION


     On August 8, 1996, the Company sold substantially all of its existing billboard assets in Denver (the "Denver Disposition") to an unrelated party for $9.2 million consisting of $2.76 million in cash paid at closing and a ten-year promissory note for the balance of the purchase price. The promissory note bears interest at a rate of 9% per annum and will be payable in installments of $162,500 (including interest) per quarter with a final payment of the remaining principal and unpaid interest upon maturity. The promissory note is secured by a first lien on the assets sold. The promissory note and all security instruments in connection therewith will be pledged to secure the Company's obligations under the Senior Credit Facility.


OTHER ACQUISITIONS

     In May 1996, Outdoor Systems acquired control over perpetual easements for 1,360 plots of land in 17 eastern states for $21.6 million (plus future consideration estimated to be payable beginning in 2006) from CSX Realty Development Corporation (the "CSX Assets Acquisition"). Currently, 130 different outdoor advertising companies have licenses to operate approximately 2,240 advertising displays on these plots of land. As a result of this purchase, the Company has the right to collect the proceeds from these licenses. The Company believes that the plots of land subject to the easements acquired in the CSX Assets Acquisition (i) are located in attractive locations because of their proximity to major highways, and (ii) provide a long-term, consistent revenue stream due to their high occupancy license fees and renewal rates. The Company is in the process of consolidating the operations acquired in the CSX Assets Acquisition into its Atlanta market operations.


     In April 1996, the Company acquired all of the stock of Decade Communications Group, Inc. (the "Bench Ad Acquisition"), which owned approximately 5,300 bus benches in the Denver metropolitan area for a purchase price of approximately $1.8 million.


     The CSX Assets Acquisition and the Bench Ad Acquisition are hereinafter referred to as the "Other Acquisitions."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.


     Leverage and Liquidity. Upon completion of the Offerings, the Company's total indebtedness will be approximately $707 million, representing approximately 82% of total capitalization. In addition, on a pro forma basis for the six months ended June 30, 1996, the Company's earnings would have been insufficient to cover fixed charges by $5.6 million. There can be no assurance that the Company will have adequate cash available to make required principal and interest payments. In addition, the terms of the debt instruments to be issued in connection with the Acquisition include, and the indenture governing the Notes to be issued in the Notes Offering will include, significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends.


     The Company's high degree of leverage may have important consequences for the Company: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense and under certain conditions to repay indebtedness, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors which may place it at a competitive disadvantage; and (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

     Challenges of Business Integration. The Company has never consummated an acquisition of a business the size of Gannett Outdoor, and faces significant challenges in integrating the operations of Gannett Outdoor with those of the Company. Integration of Gannett Outdoor will require substantial attention from the Company's management team, which has had limited experience in integrating operations of the size of Gannett Outdoor. Diversion of management attention from the Company's existing business could have an adverse impact on the revenues and operating results of the Company. There can be no assurance that the Company will be able to integrate the operations of the Company and Gannett Outdoor successfully. In addition, Gannett Outdoor historically has operated with a higher cost structure than the Company and the pro forma financial statements assume that the Company will be able to achieve significant cost reductions following the Acquisition, including cost reductions associated with employee reductions and production plant closings. The Company could face regulatory, contractual and other restrictions on its ability to implement the cost reductions. There can be no assurance that the Company will be successful in reducing the overhead and other costs associated with Gannett Outdoor, or that realization of such cost reductions will not be delayed. In addition, to the extent that the Company is successful in achieving part or all of such cost reductions, there can be no assurance that the reductions will not have a material adverse effect on the business of the Company.

     Nature of Asset Purchase Agreement; Limited Recourse to Seller. The representations and warranties made by Gannett in the Asset Purchase Agreement relating to Gannett Outdoor and the assets to be acquired and the associated indemnities are limited and qualified. Although Outdoor Systems is not obligated to consummate the Acquisition if there are changes in the business or assets of Gannett Outdoor which would result in a "Material Adverse Effect" (as defined and excluding matters arising in the ordinary course of business), the Company's recourse to Gannett after the Acquisition is extremely limited. In addition, the Acquisition is being consummated on a very rapid schedule, and Outdoor Systems' ability to conduct due diligence has been limited by time constraints and other factors. Accordingly, unanticipated events or liabilities related to the Gannett Outdoor business could materially and adversely affect the Company and the success of the Acquisition.

     Increase in Interest Rates. All or a substantial portion of the indebtedness to be incurred by the Company to finance the Acquisition is expected to bear interest at variable rates. While the Company is required by the Senior Credit Facility to enter into interest rate cap agreements to reduce its exposure to increases in such interest rates with respect to at least $265 million of indebtedness, such agreements will not apply to the Company's entire variable rate debt and, therefore, will not entirely eliminate the Company's exposure to variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities and will exacerbate the consequences of the Company's leveraged capital structure. Additionally, if the Notes Offering is not consummated for any reason, the Company will not be able to reduce or retire indebtedness outstanding under the Subordinated Credit Facility as anticipated from the proceeds of the Notes Offering. Interest on indebtedness outstanding under the Subordinated Credit Facility increases by 1% six months after the Acquisition and by 0.5% every three months thereafter up to a maximum interest of 20% per annum payable 15% per annum in cash and any excess payable in kind. See "Description of Indebtedness and Other Commitments."


     Prior Stockholders' Deficiency; Prior Period Losses. Until completion of its initial public offering in April 1996, Outdoor Systems had a Common Stockholders' Equity Deficiency as a result of net losses attributable to common stockholders for periods prior to December 31, 1995. Outdoor Systems' net losses in prior periods resulted in significant part from substantial depreciation and amortization expenses related to assets purchased in Outdoor Systems' acquisitions, interest expense associated with related indebtedness and deferred financing cost charges recorded as extraordinary losses. Outdoor Systems realized a net loss attributable to common stockholders during the first six months of 1996 of approximately $1.3 million, in part due to a pre-tax extraordinary loss of $1.4 million ($0.8 million net of tax benefit) arising from the discount on subordinated debt retired in connection with its initial public offering and a $2.3 million charge to additional paid in capital arising from the unamortized discount on preferred stock retired as part of the initial public offering. When the Bridge Financing is retired, the Company will write off deferred financing costs related thereto (approximately $7.0 million if the Bridge Financing is retired in the third quarter of 1996). The Company will record goodwill and other intangible assets of approximately $60 million in connection with the Acquisition, which will be amortized over a period of 30 years. In addition, the cost basis of advertising structures acquired by the Company from Gannett will increase by approximately $480 million over the $132.6 million historic cost basis, which will be amortized over 20 years. The increased depreciation, amortization, interest and other expenses associated with the Acquisition may result in net losses in the future. There can be no assurance that the Company will become profitable in the future.


     Acquisition Strategy. The Company's growth has been facilitated by strategic acquisitions that have substantially increased the Company's inventory of advertising displays. One element of the Company's operating strategy is to make strategic acquisitions in markets in which it currently competes as well as in new markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other outdoor advertising companies or other parties for acquisition opportunities that are available. In addition, if the prices sought by sellers of outdoor advertising displays and companies continue to rise, as management believes may happen, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company, or that any acquisitions that are completed can be successfully integrated into the Company. While the Company continues to evaluate acquisition opportunities, there are no material acquisitions pending as of the date of this Prospectus other than the Acquisition.

     Economic Conditions; Advertising Trends. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions, as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays. While the Company has benefitted from special events in the past, there can be no assurance that the Company will continue to benefit to the same degree in the future from special events such as the 1996 Olympic Games in Atlanta, and results in a particular market, year or period could be adversely affected by the lack of such special events.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. Beginning in 1992, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to a declining population of smokers in the United States, societal pressures to reduce advertising, consolidation in the tobacco industry and increasing price competition from generic products. In 1995, tobacco advertising accounted for 9.1% of Outdoor Systems' net revenues, and 9.9% of Gannett Outdoor's net revenues. There can be no assurance that the tobacco industry will not further reduce advertising expenditures in the future.

     Competition. The Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other "out-of-home" advertising media, the range and diversity of which has increased substantially over the past several years to include advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors, principally in other media such as radio and television, are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete successfully either within the outdoor advertising industry or with other media. See "Business -- Competition."

     Reliance on Key Executives. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular its President and Chief Executive Officer, Arthur R. Moreno, and its Senior Vice President of Sales, Wally C. Kelly. Although the Company has designed its incentive and compensation programs to retain key employees, including options to purchase shares of Common Stock (certain of which are subject to forfeiture in the event the recipients violate non-competition clauses included therein), the Company has no employment contracts with any of its employees, and none of its employees are bound by non-competition agreements. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business.

     Regulation of Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state, provincial and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities, including Houston, Kansas City and St. Louis, have adopted amortization ordinances or regulations under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results.

To date, regulations in the Company's markets have not materially adversely affected its operations. However, no assurance can be given as to the effect on the Company of existing laws and regulations or of new laws and regulations that may be adopted in the future. See "Business -- Government Regulation."


     Contract Consents. The transfer by Gannett to the Company of certain contractual and other rights as part of the Acquisition will require the consent and approval of certain other parties doing business with the Division or the subsidiaries of Gannett being acquired by the Company in the Acquisition. In addition, transfer of the capital stock of certain of the subsidiaries of Gannett may violate change-of-control or other non-assignment clauses contained in contracts to which such subsidiaries may be a party. The Company expects that many of these contractual and other rights will be assigned to it even though it will not have all of the consents and approvals required for transfer prior to the closing of the Acquisition which could result in termination of or default under such contracts or other rights. There can be no assurance that the Company will receive the requisite consents or approvals or obtain any necessary waivers following the Acquisition to secure the benefits of all such contracts.



     Transit Business. A portion of the business being acquired from Gannett consists of revenues under contracts for the operation of display faces on bus shelters and in subway stations and subways in various municipalities. This includes agreements with agencies in the State of New York which accounted for approximately $28.5 million of net revenues in 1995. Transfer of rights under these contracts will require consent from the relevant public authorities. To the extent that these consents and approvals are not obtained prior to the closing of the Acquisition, the Company may delay the assignment of such contracts and the transfer of the capital stock of one of the Gannett subsidiaries and expects to enter into management agreements or other arrangements with Gannett pursuant to which it will be provided the benefit of these contracts. Although the Company anticipates that it will be able to secure these consents or make other arrangements providing to it the benefit of the contracts, there can be no assurance that it will be able to do so or that such arrangements will avoid a breach of such contracts. Further, most of these contracts are subject to termination upon short notice by the applicable governmental authority, terminate at scheduled times which impose competitive bidding and other requirements for renewal, include letter of credit and other requirements obligating the Company to fund and meet certain minimum payment requirements to the governmental authority and erect and maintain shelters in the applicable jurisdiction, and contain other performance obligations which are imposed on the Company. There can be no assurance that these various obligations and conditions will not adversely affect the Company.



     The transit business in New York and in certain other jurisdictions historically has generated relatively low operating margins. There can be no assurance that the Company will be able to improve the operating performance of this business after the Acquisition.



     Environmental Matters. As the owner, lessor or operator of various real properties and facilities, the Company is subject to various federal, state, provincial and local environmental laws and regulations. To date, compliance with such laws and regulations has not had a material adverse effect on the historical business of Outdoor Systems. However, a number of the properties being acquired from Gannett have existing environmental conditions relating primarily to underground storage tanks for which the Company will assume responsibility upon closing of the Acquisition. In addition, two of the sites are adjacent to Superfund sites and other properties are in the vicinity of other industrial properties with known contamination. Of the two properties adjacent to a Superfund site, one is believed to be contaminated by such site. Although the Company believes that the existing Gannett Outdoor environmental conditions are manageable, there can be no assurance that these conditions will not create greater costs than currently expected or that compliance with existing or new environmental laws or regulations will not require the Company to make significant expenditures in the future, all of which could adversely affect the Company.

     Seasonality. The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically, the Company experiences its strongest financial performance in the fourth quarter and its lowest revenues in the first quarter. The Company expects this trend to continue in the future. Because a significant portion of the Company's expenses are fixed, a reduction in revenues in any quarter is likely to result in a period-to-period decline in operating performance and net income.

     Control by Executive Officers and Directors. Upon consummation of the Offering, the Company's executive officers, directors and their respective affiliates will beneficially own (including for this purpose options exercisable within 60 days after the date of this Prospectus and shares over which such persons have voting control) approximately 53.3% of the outstanding shares of Common Stock. Such persons, if acting together, would have sufficient voting power to control the outcome of corporate actions submitted to the stockholders for approval and to control the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such control, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation and Bylaws and Delaware Law."

     Limited Trading History and Volatility of Stock Price. The Company completed the initial public offering of its Common Stock in April 1996 and, therefore, there is a limited trading history for the Common Stock. In addition, from time to time, there may be significant volatility in the market price for the Common Stock of the Company. Quarterly operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance.

     Shares Eligible for Future Sale. Upon the completion of the Offering, 12,793,750 shares of Common Stock (13,949,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" as such term is defined under the Securities Act, and 12,111,648 shares (the "restricted shares") will be eligible for sale, subject to volume and manner of sale restrictions, in reliance on Rule 144 promulgated under the Securities Act. Additional shares may become available for sale at various times upon exercise of outstanding stock options and warrants. Of the restricted shares, 11,904,648 shares are subject to lock-up agreements with the Underwriters and, therefore, may not be sold for a period of 180 days following the date of this Prospectus. See "Underwriting." Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

     Restriction on Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. In addition, the Company's debt instruments place limitations on the Company's ability to pay dividends and make other distributions on its Common Stock. See "Dividend Policy," "Description of Capital Stock" and "Description of Indebtedness and Other Commitments."

     Risks Associated with Forward-Looking Statements. This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning the integration of the Acquisition and achievement of cost savings in connection therewith. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 6,775,000 shares of Common Stock offered by it hereby are estimated to be approximately $177 million (or approximately $207 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses and assuming an offering price of $27.38 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on July 31, 1996). The Company intends to use such net proceeds to finance a portion of the purchase price payable in the Acquisition. See "The Transactions -- The Acquisition."



     If and to the extent the Notes Offering is consummated, the net proceeds therefrom will be used to retire amounts outstanding under the Subordinated Credit Facility. Amounts outstanding under the Subordinated Credit Facility may be repaid at any time during the first 12-month period following the consummation of the Acquisition Financing without prepayment penalty. See "Description of Indebtedness and Other Commitments."


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "OSIA." The following table sets forth, for the periods indicated, the high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market, adjusted for the three-for-two stock split effected in the form of a stock dividend paid July 22, 1996 to stockholders of record on July 8, 1996. Prior to April 24, 1996, the day on which the Common Stock was first publicly traded, there was no public market for the Common Stock.

                                                                        HIGH       LOW
                                                                       ------     ------
    1996
         Second Quarter (beginning April 24, 1996)...................  $25.13     $14.00
         Third Quarter (through July 31, 1996).......................  $32.00     $23.50

     On July 31, 1996, the last reported sale price per share for the Common Stock on the Nasdaq National Market was $27.38 per share.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on the Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any future earnings to repay senior indebtedness or reinvest in the Company. In addition, the Company's debt instruments place limitations on the Company's ability to pay dividends or make any other distributions on the Common Stock. See "Description of Indebtedness and Other Commitments." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company (i) as of June 30, 1996, (ii) pro forma giving effect as of June 30, 1996 to the Acquisition, the Debt Tender Offer, the Acquisition Financing and the Offering and the application of the estimated proceeds therefrom (assuming an offering price of $27.38 per share), and (iii) pro forma as further adjusted giving effect to the Notes Offering and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the information contained in "Unaudited Consolidated Pro Forma Financial Information" and Outdoor Systems' consolidated financial statements and notes thereto appearing elsewhere herein.



                                                                      AS OF JUNE 30, 1996
                                                        -----------------------------------------------
                                                                     PRO FORMA AS       PRO FORMA AS
                                                                   ADJUSTED FOR THE   ADJUSTED FOR THE
                                                         ACTUAL      OFFERING(1)      NOTES OFFERING(2)
                                                        --------   ----------------   -----------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Current maturities of long-term debt..................  $    173       $      0           $       0
                                                        --------       --------            --------
Long-term debt:
  Senior Credit Facility..............................    23,750        475,000             482,250
  Existing Notes......................................   114,670             --                  --
  Subordinated Credit Facility........................        --        226,800                  --
  Notes...............................................        --             --             225,000
  Other...............................................        40             40                  40
                                                        --------       --------            --------
     Total long-term debt.............................   138,460        701,840             707,290
                                                        --------       --------            --------
Common stockholders' equity:
  Common Stock, $0.01 par value.......................       180            248                 248
  Additional paid in capital..........................    33,987        210,619             210,619
  Accumulated deficit(3)..............................   (19,690)       (39,594)            (46,594)
  Treasury stock (at cost) 7,650,297 shares...........    (4,053)        (4,053)             (4,053)
                                                        --------       --------            --------
     Total common stockholders' equity (deficit)(4)...    10,424        167,220             160,220
                                                        --------       --------            --------
          Total capitalization........................  $149,057       $869,060           $ 867,510
                                                        ========       ========            ========


- ---------------

(1) Pro forma to give effect to the consummation of the Acquisition, the Debt Tender Offer, the Acquisition Financing and the Offering and the application of the proceeds therefrom based upon the assumptions set forth under "Use of Proceeds."


(2) Pro forma as adjusted to give effect to (i) the transactions described in footnote (1) and (ii) the Notes Offering and the application of the proceeds therefrom, assuming the issuance of $225 million principal amount of Notes.


(3) Reflects the write-off of approximately $7.0 million of deferred financing costs anticipated to be incurred in connection with the borrowings under the Subordinated Credit Facility.


(4) Excludes 4,200,184 shares of Common Stock issuable upon exercise of options, of which 2,984,135 are exercisable immediately and 1,216,049 vest ratably over a four-year period, and 156,797 shares of Common Stock issuable in settlement of accounts under the Company's Incentive Plan.

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The following unaudited consolidated pro forma financial information combines the historical financial information of the Company and Gannett Outdoor at June 30, 1996 and for the year ended December 31, 1995, the twelve month period ended June 30, 1996 and for the six month period ended June 30, 1996, giving effect to (i) the Transactions; (ii) the net reduction in operating expenses of Gannett Outdoor; (iii) the effect of conforming the capitalization of property and equipment accounting policy of Gannett Outdoor to that of the Company; and (iv) the Offerings and the application of the net proceeds therefrom. The pro forma consolidated balance sheet as of June 30, 1996 has been prepared as if the Transactions and the Offerings had occurred on June 30, 1996.

     The detailed assumptions used to prepare the unaudited consolidated pro forma financial information are contained in the notes to unaudited consolidated pro forma financial information. The unaudited consolidated pro forma financial information reflects the use of the purchase method of accounting for the Acquisition.

     Pro forma adjustments for the Acquisition are based upon preliminary estimates, available information and certain assumptions that the management of the Company deems appropriate. Final adjustments may differ from the pro forma adjustments presented herein. The unaudited consolidated pro forma financial information does not purport to represent the results of operations or the financial position of the Company and Gannett Outdoor that actually would have resulted had the Acquisition occurred as of the date indicated, nor should it be taken as indicative of the future results of the operations or future financial position of the Company and Gannett Outdoor. The unaudited consolidated pro forma financial information should be read in conjunction with the notes to unaudited consolidated pro forma financial information and the separate historical financial statements and notes thereto of the Company and Gannett Outdoor which are contained elsewhere herein.

     This pro forma data does not give effect to cost reductions that are anticipated to be achieved subsequent to the Acquisition from (i) reductions in facility costs arising from renegotiated rents or reduced space and the elimination of expenses relating to terminated employees; (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees; and (iii) increased sales efficiencies arising from a reorganization of the sales compensation system.

                             OUTDOOR SYSTEMS, INC.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                 JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS


                                                         PRO FORMA
                                      HISTORICAL        ACQUISITION
                                  -------------------       AND                          PRO FORMA
                                             GANNETT     OFFERING                      NOTES OFFERING       PRO FORMA
                                  COMPANY    OUTDOOR    ADJUSTMENTS       PRO FORMA     ADJUSTMENTS        AS ADJUSTED
                                  --------   --------   -----------      -----------   --------------      -----------
CURRENT ASSETS..................  $15,070    $ 81,202                     $  96,272                         $  96,272
PROPERTY AND EQUIPMENT -- Net...  112,457     132,636    $ 479,537(1)       724,630                           724,630
PERPETUAL LAND EASEMENTS........   23,674          --                        23,674                            23,674
INTANGIBLE ASSETS -- Net........       --      41,243       23,563(2)        60,000                            60,000
                                                            (4,806)(1)
DEFERRED FINANCING COSTS........    3,920          --       (3,274)(3)       17,207      $    7,250(4)         24,457
                                                            16,561(1)
BRIDGE DEFERRED FINANCING
  COSTS.........................       --          --        8,800(1)         8,800          (1,800)(4)            --
                                                                                             (7,000)(5)
DEFERRED INCOME TAXES...........    3,827          --                         3,827                             3,827
OTHER ASSETS....................    1,597       1,175                         2,772                             2,772
                                  --------   --------    ---------         --------       ---------          --------
TOTAL........................... $160,545    $256,256    $ 520,381        $ 937,182      $   (1,550)        $ 935,632
                                 ========    ========    =========         ========       =========          ========
                                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES.............  $ 7,188    $ 23,113    $   2,580(1)     $  32,881      $                  $  32,881
                                  --------   --------    ---------         --------       ---------          --------
LONG-TERM DEBT:
  10.75% Senior Notes...........  114,670          --     (114,670)(1)
  Senior Credit Facility........   23,750          --      451,250(1)       475,000           7,250(4)        482,250
  Subordinated Credit
    Facility....................       --          --      226,800(1)       226,800        (226,800)(4)
  Notes.........................       --          --                                       225,000(4)        225,000
  Other long-term obligations...       40          --                            40                                40
                                  --------   --------    ---------         --------       ---------          --------
    Total long-term
      obligations...............  138,460          --      563,380          701,840           5,450           707,290
                                  --------   --------    ---------         --------       ---------          --------
OTHER LONG-TERM LIABILITIES.....    4,473       7,205       23,563(2)        35,241                            35,241
                                  --------   --------    ---------         --------       ---------          --------
    Total liabilities...........  150,121      30,318      589,523          769,962           5,450           775,412
                                  --------   --------    ---------         --------       ---------          --------
NET ASSETS TO BE ACQUIRED.......       --     225,938     (225,938)(1)           --                                --
                                  --------   --------    ---------         --------       ---------          --------
STOCKHOLDERS' EQUITY (DEFICITS):
  Common Stock..................      180          --           68(1)           248                               248
  Additional paid-in capital....   33,987          --      176,632(1)       210,619                           210,619
  Accumulated deficit...........  (19,690 )        --      (13,330)(1)      (39,594)         (7,000)          (46,594)
                                                            (3,300)(1)
                                                            (3,274)(3)
  Treasury stock................   (4,053 )        --                        (4,053)                           (4,053)
                                  --------   --------    ---------         --------       ---------          --------
    Total stockholders' equity
      (deficit).................   10,424          --      156,796          167,220          (7,000)          160,220
                                  --------   --------    ---------         --------       ---------          --------
TOTAL........................... $160,545    $256,256    $ 520,381        $ 937,182      $   (1,550)        $ 935,632
                                 ========    ========    =========         ========       =========          ========

                             OUTDOOR SYSTEMS, INC.

            NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                AT JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)


     The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma financial position of the Company after giving effect to the Acquisition, the Debt Tender Offer and the Acquisition Financing.



  1. Entry records the Acquisition Financing that the Company will use to acquire
       Gannett Outdoor and the use of the financing proceeds:
                                                                                        DEBIT
                                                                                     (CREDIT)
     Sale of 6,775,000 shares of Common Stock:
       Common Stock...............................................................  $     (68)
       Additional paid in capital.................................................   (176,632)
     Increase debt as follows:
       Senior Credit Facility.....................................................   (451,250)
       Subordinated Credit Facility...............................................   (226,800)
     Elimination of historical net assets of Gannett Outdoor......................    225,938
     Change in assets and liabilities resulting from allocation of purchase price:
       Intangibles................................................................     (4,806)
       Property and equipment.....................................................    479,537
     Increase in deferred financing costs attributable to the Bridge Financing....      8,800
     Increase in other deferred financing costs...................................     16,561
     Increase in accumulated deficit due to premium paid and other costs of
       tendering for 10.75% Senior Notes..........................................     13,330
     Increase in accumulated deficit due to commitment fee for preferred stock....      3,300
     Accrual for estimated severance costs for Gannett Outdoor employees to be terminated at Acquisition date (estimated to be an average of six weeks
       compensation)..............................................................     (2,580)
     Redemption of 10.75% Senior Notes............................................    114,670
                                                                                    ---------
                                                                                    $       0
                                                                                    =========
  2. Entry records the increase in intangibles (excess of costs over net assets acquired) and deferred income taxes arising from application of SFAS No.
       109 to allocation of purchase price:
     Intangibles..................................................................  $  23,563
     Deferred income taxes........................................................    (23,563)
                                                                                    ---------
                                                                                    $       0
                                                                                    =========
  3. Entry records the write-off of deferred financing cost related to the 10.75%
       Senior Notes:
     Write-off of deferred financing costs........................................  $  (3,274)
     Increase in accumulated deficit..............................................      3,274
                                                                                    ---------
                                                                                    $       0
                                                                                    =========

                             OUTDOOR SYSTEMS, INC.

                             (DOLLARS IN THOUSANDS)


  4. Entry records the sale of Notes, borrowing of an additional $7,250 under the
       Senior Credit Facility and the use of such proceeds:
                                                                                        DEBIT
                                                                                     (CREDIT)
     Deferred financing costs.....................................................  $   7,250
     Bridge deferred financing costs..............................................     (1,800)
     Senior Credit Facility.......................................................     (7,250)
     Subordinated Credit Facility.................................................    226,800
     Notes........................................................................   (225,000)
                                                                                    ---------
                                                                                    $       0
                                                                                    =========
  5. Entry records the write-off of the bridge deferred financing costs:
     Bridge deferred financing costs..............................................  $  (7,000)
     Accumulated deficit..........................................................      7,000
                                                                                    ---------
                                                                                    $       0
                                                                                    =========

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              PRO FORMA ACQUISITION AND
                                                    HISTORICAL                  OFFERING ADJUSTMENTS
                                               ---------------------   ---------------------------------------
                                                            GANNETT    ACQUISITION                SUPPLEMENTAL        PRO
                                                COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA
                                               ----------   --------   -----------     --------   ------------     ----------
REVENUES:
  Outdoor advertising -- net.................  $   64,396   $247,271    $  (1,112)(1)  $310,555                    $  310,555
  Other income...............................         417       193         3,221(1)      3,831                         3,831
                                               ----------   --------     --------      --------                    ----------
        Net revenues.........................      64,813   247,464         2,109       314,386                       314,386
                                               ----------   --------     --------      --------                    ----------
OPERATING EXPENSES:
  Direct advertising.........................      30,462   171,091          (756)(1)   200,797     $ (4,080)(4)      174,353
                                                                                                     (22,364)(5)
  General and administrative.................       4,096    33,101           374(1)     37,571      (10,848)(6)       26,723
  Depreciation and amortization..............       9,970    17,262           172(1)     51,585                        51,585
                                                                           24,181(2)
                                               ----------   --------     --------      --------     --------       ----------
        Total operating
          expenses...........................      44,528   221,454        23,971       289,953      (37,292)         252,661
                                               ----------   --------     --------      --------     --------       ----------
OPERATING INCOME.............................      20,285    26,010       (21,862)       24,433       37,292           61,725
INTEREST EXPENSE.............................      17,199        --        54,014(3)
                                                                            1,039(1)     72,252                        72,252
                                               ----------   --------     --------      --------     --------       ----------
INCOME (LOSS) BEFORE INCOME TAXES............       3,086    26,010       (76,915)      (47,819)      37,292          (10,527)
INCOME TAXES (BENEFIT).......................         318        --                         318       (5,445)(7)       (5,127)
                                               ----------   --------     --------      --------     --------       ----------
NET INCOME (LOSS)............................       2,768    26,010       (76,915)      (48,137)      42,737           (5,400)
LESS PREFERRED AND COMMON STOCK ITEMS........      (2,461)       --                      (2,461)                       (2,461)
                                               ----------   --------     --------      --------     --------       ----------
INCOME (LOSS) ATTRIBUTABLE TO COMMON
  STOCKHOLDERS...............................  $      307   $26,010     $ (76,915)     $(50,598)    $ 42,737       $   (7,861)
                                               ==========   ========     ========      ========     ========       ==========
INCOME (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARES..........................  $      .02                                                          $     (.33)
                                               ==========                                                          ==========
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING..............  16,949,385                                                          23,724,385
                                               ==========                                                          ==========


                                                 PRO FORMA
                                               NOTES OFFERING      PRO FORMA
                                                ADJUSTMENTS       AS ADJUSTED
                                               --------------     -----------
REVENUES:
  Outdoor advertising -- net.................                     $  310,555
  Other income...............................                          3,831
                                                                  ----------
        Net revenues.........................                        314,386
                                                                  ----------
OPERATING EXPENSES:
  Direct advertising.........................                        174,353

  General and administrative.................                         26,723
  Depreciation and amortization..............                         51,585

                                                                  ----------
        Total operating
          expenses...........................                        252,661
                                                                  ----------
OPERATING INCOME.............................                         61,725
INTEREST EXPENSE.............................
                                                  $ (3,643)(8)        68,609
                                                  --------        ----------
INCOME (LOSS) BEFORE INCOME TAXES............        3,643            (6,884 )
INCOME TAXES (BENEFIT).......................        1,457(9)         (3,670 )
                                                  --------        ----------
NET INCOME (LOSS)............................        2,186            (3,214 )
LESS PREFERRED AND COMMON STOCK ITEMS........                         (2,461 )
                                                  --------        ----------
INCOME (LOSS) ATTRIBUTABLE TO COMMON
  STOCKHOLDERS...............................     $  2,186        $   (5,675 )
                                                  ========        ==========
INCOME (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARES..........................                     $     (.24 )
                                                                  ==========
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING..............                     23,724,385
                                                                  ==========

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                       TWELVE MONTHS ENDED JUNE 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    PRO FORMA ACQUISITION AND
                          HISTORICAL                  OFFERING ADJUSTMENTS                             PRO FORMA
                     ---------------------   ---------------------------------------                     NOTES
                                  GANNETT    ACQUISITION                SUPPLEMENTAL        PRO        OFFERING        PRO FORMA
                      COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA      ADJUSTMENTS     AS ADJUSTED
                     ----------   --------   -----------     --------   ------------     ----------   -----------     -----------
REVENUES:
  Outdoor
    advertising --
    net............  $   70,887  $249,116     $  (1,515)(1)  $318,488                    $  318,488                   $  318,488
  Other income.....         715       128         2,917(1)      3,760                         3,760                        3,760
                        -------   -------      --------      --------                      --------                     --------
        Net
        revenues...      71,602   249,244         1,402       322,248                       322,248                      322,248
                        -------   -------      --------      --------                      --------                     --------
OPERATING EXPENSES:
  Direct
    advertising....      32,017   171,547          (982)(1)   202,582     $ (3,829)(4)      176,389                      176,389
                                                                           (22,364)(5)
  General and
  administrative...       4,302    33,146           300(1)     37,748      (11,076)(6)       26,672                       26,672
  Depreciation and
    amortization...      10,271    17,341             9(1)
                                                 24,102(2)     51,723                        51,723                       51,723
                        -------   -------      --------      --------     --------         --------                     --------
        Total
          operating
        expenses...      46,590   222,034        23,429       292,053      (37,269)         254,784                      254,784
                        -------   -------      --------      --------     --------         --------                     --------
OPERATING INCOME...      25,012    27,210       (22,027)       30,195       37,269           67,464                       67,464
INTEREST EXPENSE...                              55,102(3)
                         16,111        --         1,039(1)     72,252                        72,252     $(3,643) (8)      68,609
                        -------   -------      --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  BEFORE INCOME
  TAXES............       8,901    27,210       (78,168)      (42,057)      37,269           (4,788)      3,643           (1,145 )
INCOME TAXES
  (BENEFIT)........       2,308        --                       2,308       (5,476)(7)       (3,168)      1,457(9)        (1,711 )
                        -------   -------      --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  BEFORE
  EXTRAORDINARY
  LOSS.............       6,593    27,210       (78,168)      (44,365)      42,745           (1,620)      2,186              566
EXTRAORDINARY
  LOSS.............        (844)                                 (844)                         (844)                        (844 )
                        -------   -------      --------      --------     --------         --------     -------         --------
NET INCOME
  (LOSS)...........       5,749    27,210       (78,168)      (45,209)      42,745           (2,464)      2,186             (278 )
LESS PREFERRED AND
  COMMON STOCK
  ITEMS............      (4,727)       --                      (4,727)                       (4,727)                      (4,727 )
                        -------   -------      --------      --------     --------         --------     -------         --------
INCOME (LOSS)
  ATTRIBUTABLE TO
  COMMON
  STOCKHOLDERS.....  $    1,022   $27,210     $ (78,168)     $(49,936)    $ 42,745       $   (7,191)    $ 2,186       $   (5,005 )
                        =======   =======      ========      ========     ========         ========     =======         ========
INCOME (LOSS) PER
  COMMON AND COMMON
  EQUIVALENT
  SHARES...........  $     (.07)                                                         $     (.32)                  $     (.22 )
                        =======                                                            ========                     ========
WEIGHTED AVERAGE
  NUMBER OF COMMON
  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING......  15,573,117                                                          22,348,117                   22,348,117
                        =======                                                            ========                     ========

                             OUTDOOR SYSTEMS, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    PRO FORMA ACQUISITION AND
                          HISTORICAL                  OFFERING ADJUSTMENTS                             PRO FORMA
                     ---------------------   ---------------------------------------                     NOTES
                                  GANNETT    ACQUISITION                SUPPLEMENTAL        PRO        OFFERING        PRO FORMA
                      COMPANY     OUTDOOR    ADJUSTMENTS      TOTAL     ADJUSTMENTS        FORMA      ADJUSTMENTS     AS ADJUSTED
                     ----------   --------   -----------     --------   ------------     ----------   -----------     -----------
REVENUES:
  Outdoor
    advertising --
    net............  $   36,229  $117,733     $    (959)(1)  $153,003                    $  153,003                   $  153,003
  Other income.....         298       201         1,306(1)      1,805                         1,805                        1,805
                     ----------   --------     --------      --------                    ----------                   ----------
        Net
        revenues...      36,527   117,934           347       154,808                       154,808                      154,808
                     ----------   --------     --------      --------                    ----------                   ----------
OPERATING EXPENSES:
  Direct
    advertising....      16,151    82,410          (604)(1)    97,957     $   (400)(4)       86,375                       86,375
                                                                           (11,182)(5)
  General and
  administrative...       2,213    17,169           113(1)     19,495       (5,697)(6)       13,798                       13,798
  Depreciation and
    amortization...       5,259     8,822           (77)(1)
                                                 11,900(2)     25,904                        25,904                       25,904
                     ----------   --------     --------      --------     --------       ----------                   ----------
        Total
          operating
        expenses...      23,623   108,401        11,332       143,356      (17,279)         126,077                      126,077
                     ----------   --------     --------      --------     --------       ----------                   ----------
OPERATING INCOME...      12,904     9,533       (10,985)       11,452       17,279           28,731                       28,731
INTEREST EXPENSE...                              27,677(3)
                          7,929        --           520(1)     36,126                        36,126     $(1,821)(8)       34,305
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  BEFORE INCOME
  TAXES............       4,975     9,533       (39,182)      (24,674)      17,279           (7,395)      1,821           (5,574 )
INCOME TAXES
  (BENEFIT)........       1,990        --                       1,990       (4,948)(7)       (2,958)        728(9)        (2,230 )
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  BEFORE
  EXTRAORDINARY
  LOSS.............       2,985     9,533       (39,182)      (26,664)      22,227           (4,437)      1,093           (3,344 )
EXTRAORDINARY
  LOSS.............        (844)                                 (844)                         (844)                        (844 )
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
NET INCOME
  (LOSS)...........       2,141     9,533       (39,182)      (27,508)      22,227           (5,281)      1,093            4,188
LESS PREFERRED AND
  COMMON STOCK
  ITEMS............      (3,461)       --                      (3,461)                       (3,461)                      (3,461 )
                     ----------   --------     --------      --------     --------       ----------     -------       ----------
INCOME (LOSS)
  ATTRIBUTABLE TO
  COMMON
  STOCKHOLDERS.....  $   (1,320)  $ 9,533     $ (39,182)     $(30,969)    $ 22,227       $   (8,742)    $ 1,093       $   (7,649 )
                     ==========   ========     ========      ========     ========       ==========     =======       ==========
INCOME (LOSS) PER
  COMMON AND COMMON
  EQUIVALENT
  SHARES...........  $     (.08)                                                         $     (.39)                  $     (.34 )
                     ==========                                                          ==========                   ==========
WEIGHTED AVERAGE
  NUMBER OF COMMON
  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING......  15,573,117                                                          22,348,117                   22,348,117
                     ==========                                                          ==========                   ==========

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                            STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995, FOR THE TWELVE MONTHS ENDED JUNE 30, 1996
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

     The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma results of operations of the Company and Gannett Outdoor for the year ended December 31, 1995, for the twelve months ended June 30, 1996 and for the six months ended June 30, 1996.

                                                                   TWELVE MONTHS      SIX MONTHS
                                                   YEAR ENDED          ENDED            ENDED
                                                  DECEMBER 31,       JUNE 30,          JUNE 30,
                                                      1995             1996              1996
                                                  ------------     -------------     ------------
  (1) Entry records pro forma changes in
      revenues and expenses arising from the
      Bench Ad Acquisition and the CSX Assets
      Acquisition in 1996, less revenues and
      expenses of outdoor advertising structures
      of the Company in Denver that will be sold
      in the Denver Disposition:
        Revenues..................................  $ (1,112)        $  (1,515)        $   (959)
        Other income..............................     3,221             2,917            1,306
        Direct advertising........................      (756)             (982)            (604)
        General and administrative................       374               300              113
        Depreciation and amortization.............       172                 9              (77)
        Interest..................................     1,039             1,039              520
      Interest reflects the cost of such acquisitions at the Company's average borrowing rate less interest on the proceeds from the sale of the certain outdoor advertising structures that will be sold.
  (2) Entry records the increase in depreciation
      and amortization expense arising from
      purchase accounting adjustments as
      follows:

             ASSETS           AMORTIZATION PERIOD
      ---------------------  ---------------------
      Advertising
        structures                 20 years           $ 39,443        $  39,443        $ 19,722
      Goodwill                     30 years              2,000            2,000           1,000
                                                      --------        ---------        --------
        Total.....................................      41,443           41,443          20,722
      Amount recorded in financial statements.....      17,262           17,341           8,822
                                                      --------        ---------        --------
      Pro forma adjustment........................    $ 24,181        $  24,102        $ 11,900
                                                      ========        =========        ========

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)


                                                                   TWELVE MONTHS      SIX MONTHS
                                                   YEAR ENDED          ENDED            ENDED
                                                  DECEMBER 31,       JUNE 30,          JUNE 30,
                                                      1995             1996              1996
                                                  ------------     -------------     ------------
  (3) Entry records additional interest expense
      and amortization of debt discount expense
      on the debt to be issued in connection
      with the acquisition less interest on the
      10.75% Senior Notes anticipated to be
      redeemed, as follows:
        Interest expense:
           Senior Credit Facility...............    $ 41,895         $  41,895         $ 20,947
           Subordinated Credit Facility.........      26,082            26,082           13,041
           Less interest on 10.75% Senior Notes
             and existing senior credit
             facility...........................     (17,199)          (16,111)          (7,929)
           Amortization of deferred financing
             costs..............................       3,236             3,236            1,618
                                                  ------------     -------------     ------------
               Total interest expense...........    $ 54,014         $  55,102         $ 27,677
                                                  ===========      =============     ===========
      It is anticipated that the total amount of the bridge deferred financing costs will be written off when the Bridge Financing is redeemed.
  (4) Entry records a decrease in direct
      advertising expenses due to differences in
      fixed asset capitalization policies.......    $  4,080         $   3,829         $    400
                                                  ===========      =============     ===========
  (5) Entry records a decrease in payroll and
      payroll related costs due to termination
      of employees at date of Acquisition or as
      soon as permitted under applicable laws
      due to:
        Elimination of production and sales
           overhead functions...................    $  7,724         $   7,724         $  3,862
        Consolidation of Canadian production
           facility.............................       1,640             1,640              820
        Elimination of production support
           positions............................       2,591             2,591            1,295
        Elimination of national sales and
           marketing support positions..........       5,053             5,053            2,527
        Elimination of administrative support
           positions............................       5,356             5,356            2,678
                                                  ------------     -------------     ------------
                                                    $ 22,364         $  22,364         $ 11,182
                                                  ===========      =============     ===========
      Amounts for 1995 and the twelve months ended June 30, 1996 have been determined based upon specific employees identified for termination plus benefits estimated to be 30% of payroll.
      Amounts for the six months ended June 30, 1996 have been determined based upon 50% of 1995 amounts.

                             OUTDOOR SYSTEMS, INC.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)


                                                                   TWELVE MONTHS      SIX MONTHS
                                                   YEAR ENDED          ENDED            ENDED
                                                  DECEMBER 31,       JUNE 30,          JUNE 30,
                                                      1995             1996              1996
                                                  ------------     -------------     ------------
  (6) Entry records a decrease in payroll and
      payroll related costs due to termination
      of employees at date of acquisition or as
      soon as permitted under applicable laws
      due to:
        Elimination of national office
          functions.............................    $  4,162         $   4,162         $  2,081
        Consolidation of accounting and
           administrative functions to eliminate
           positions or duplicate
           efforts..............................       5,770             5,770            2,885
                                                  ------------     -------------     ------------
                                                       9,932             9,932            4,966
        Expenses of national office to be
          closed................................         916             1,144              731
                                                  ------------     -------------     ------------
                                                    $ 10,848         $  11,076         $  5,697
                                                  ===========      =============     ===========
      Amounts for 1995 and the twelve months ended June 30, 1996 have been determined based upon specific employees identified for termination plus benefits estimated to be 30% of payroll.
      Amounts for the six months ended June 30, 1996 have been determined based upon 50% of 1995 amounts adjusted for known changes and actual expenses of the national office.
  (7) Entry records the income tax effect of pro
      forma adjustments at a blended rate of
      40%.........................................  $ (5,445)        $  (5,476)        $ (4,948)
                                                  ===========      =============     ===========
  (8) Entry records interest expense to reflect
      the issuance of $225,000 of Notes and the
      borrowing of an additional $7,250 under
      the Senior Credit Facility.
        Senior Credit Facility....................  $ 42,464         $  42,464         $ 21,232
        Notes.....................................    23,063            23,063           11,532
        Amortization of deferred financing
        costs.....................................     3,083             3,083            1,541
        Less interest reflected in pro forma......   (72,253)          (72,253)         (36,126)
                                                  ------------     -------------     ------------
                                                    $ (3,643)        $  (3,643)        $ (1,821)
                                                  ===========      =============     ===========
  (9) Entry records the income tax effect of pro
      forma adjustments at a blended rate of
      40%.........................................  $  1,457         $   1,457         $    728
                                                  ===========      =============     ===========

               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected consolidated financial data presented below were derived from the audited consolidated financial statements of the Company for the five years ended December 31, 1995 and the unaudited interim consolidated financial statements for the six-month periods ended June 30, 1995 and 1996. The financial statements of the Company for the three years in the period ended December 31, 1995 and as of December 31, 1994 and 1995 were audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The selected balance sheet data as of June 30, 1995 and 1996 and statement of operations data for the six months ended June 30, 1995 and 1996 are unaudited, but, in the opinion of management of the Company, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods. Results for these periods are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.


                                                                                                              SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                                  JUNE 30,
                                     ----------------------------------------------------------------      ----------------------
                                       1991          1992          1993          1994          1995          1995          1996
                                     --------      --------      --------      --------      --------      --------      --------
STATEMENT OF OPERATIONS DATA:
  Net revenues(2)................    $ 30,439      $ 44,886      $ 49,151      $ 52,077      $ 64,813      $ 29,738      $ 36,527
  Operating Expenses:
    Direct advertising
      expenses...................      15,341        21,781        23,721        24,433        30,462        14,596        16,151
    General and administrative
      expenses...................       1,989         2,238         2,777         3,357         4,096         2,007         2,213
    Depreciation and
      amortization...............       9,706        12,350        10,421         9,165         9,970         4,958         5,259
  Gain on 1994 Disposal..........          --            --            --         4,325            --            --            --
  Operating income...............       3,403         8,517        12,232        19,447        20,285         8,177        12,904
  Interest expense...............       7,657         9,526        11,894        16,393        17,199         9,017         7,929
  Income (loss) before
    extraordinary item and change
    in accounting principle(3)...      (4,254)         (955)          111         1,333         2,768          (840)        2,985
  Net income (loss)..............      (4,254)        5,775        (3,176)        1,333         2,768          (840)        2,141
  Net income (loss) attributable
    to common stockholders.......      (7,182)        1,937        (5,748)         (263)          307        (2,035)       (1,320)
  Net income (loss) per common
    share(4).....................    $   (.47)     $   0.10      $  (0.39)     $  (0.02)     $   0.02      $  (0.12)     $  (0.08)
  Shares used in computing per
    share computations(4)........  15,272,250    18,844,920    14,819,223    14,064,269    16,949,385    16,834,464    15,573,117
OTHER DATA:
  EBITDA(5)......................    $ 13,109      $ 20,867      $ 22,653      $ 24,287      $ 30,255      $ 13,135      $ 18,163
  EBITDA margin(6)...............        43.1%         46.5%         46.1%         46.6%         46.7%         44.2%         49.7%
  Capital expenditures...........    $  3,311      $  5,382      $  4,387      $  4,924      $  7,070      $  4,251      $  2,891
  Number of advertising
    displays.....................       8,200        10,700        10,800        11,900        12,700        12,000        18,000
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital................    $  7,639      $  5,218      $ 13,967      $ 15,022      $  8,221      $ 10,681      $  7,882
  Total assets...................     108,621       129,651       129,433       151,260       138,213       144,599       160,545
  Total debt.....................      99,608       109,283       129,812       155,204       142,269       151,021       138,633
  Common stockholders' equity
    (deficit)....................     (25,607)      (23,769)      (28,811)      (29,074)      (28,767)      (31,110)       10,424


- ---------------
(1) Prior to the Acquisition, the Company consummated significant acquisitions during each of 1991, 1992 and 1994. In December 1994, the Company consummated the Atlanta Transaction. In addition, in 1993 the Company refinanced a substantial portion of its indebtedness with 10.75% Senior Notes. Accordingly, operating results are not necessarily comparable on a year-to-year basis. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(2) Net revenues are gross revenues minus agency commissions, plus other income of $1.0 million and $0.4 million for the years ended December 31, 1994 and 1995, and $0.3 million for the six months ended June 30, 1996.
(3) Deferred financing costs of $3.3 million and $0.8 million associated with borrowings which were retired or redeemed were charged as an extraordinary loss during 1993 and the six months ended June 30, 1996, respectively. As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 Accounting for Income Taxes. SFAS No. 109 allows the income tax consequences resulting from the utilization of net operating loss carry forwards to be recorded as a deferred asset. The cumulative effect of this change in accounting principle was a one-time credit to income of $6.7 million in the first quarter of 1992. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(4) Weighted average share amounts have been adjusted to reflect the three-for-two Common Stock split effected in the form of a stock dividend paid on July 22, 1996.
(5) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense and, in 1994, before the gain on the 1994 Disposal. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity, management understands that it is customarily used by certain investors as one measure to evaluate the financial performance of companies in the outdoor advertising industry.
(6) "EBITDA margin" is EBITDA stated as a percentage of net revenues.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus. The following discussion contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this Prospectus, including, without limitation, risks and uncertainties relating to leverage, the need for additional funds, consummation and integration of the Acquisition, the ability of the Company to achieve certain cost savings, the management of growth and the popularity of outdoor advertising as an advertising medium.

     Except as otherwise indicated, the following discussion relates to Outdoor Systems on an historical basis, without giving effect to the Acquisition.

GENERAL

     The performance of an outdoor advertising business, such as the Company, is often measured by its ability to generate EBITDA. EBITDA is defined as operating income (loss) before depreciation and amortization expense and, with respect to 1994, before the gain on the 1994 Disposal. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, the Company believes that EBITDA is accepted by the outdoor advertising industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of outdoor advertising companies. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

     Revenues are a function of both the occupancy of the Company's outdoor advertising display inventory (the amount of time that its display faces contain advertisements) and the rates that the Company charges for use of its display faces. Accordingly, the Company focuses its sales efforts on attaining an optimal "mix" of occupancy and rates in order to maximize revenues, and believes that there are opportunities for additional improvements to its occupancy and rate mix with respect to its entire inventory.

     Net revenues are gross revenues less commissions paid to advertising agencies that contract for the use of advertising display faces on behalf of advertisers plus other income arising from the Company's operations. Advertisers typically contract for advertising space through agencies, although in some cases the Company sells advertising space directly to local or national advertisers. Agency commissions are typically 15% of gross revenues on local sales and 16 2/3% of gross revenues on national sales. The Company does not consider agency commissions as "operating expenses," and measures its operating performance based upon percentages of net revenues rather than gross revenues.

     The Company's most significant operating expenses are direct advertising expenses and general and administrative expenses. Direct advertising expenses consist of rental payments to property owners for use of land on which advertising display faces are located, production expenses and selling expenses. Production expenses consist of salaries for operations personnel and real estate representatives, materials and supplies used in the preparation and display of advertising copy, annual permits, property taxes and other similar expenses. Selling expenses consist of salaries and commissions for salespeople, travel and entertainment relating to sales, sales administration and other similar expenses. The Company's general and administrative expenses consist of expenses related to accounting, administrative functions, insurance, bad debts and other similar expenses.

     The Company had Federal income tax net operating losses of approximately $17.5 million as of December 31, 1995, which will expire over a period of years beginning in 2003. The Company expects that the annual limit for use of its net operating losses will be approximately $9.0 million for 1996 and 1997. See Note 8 to the Consolidated Financial Statements. Management believes that the Company's taxable income will be sufficient to use the $17.5 million of net operating losses prior to their expiration in 2009. However, there can be no assurances that the Company will generate taxable income in the future.

CERTAIN EFFECTS OF THE ACQUISITION

     The Company currently owns and operates approximately 18,000 advertising display faces in eight metropolitan United States markets. Following completion of the Acquisition, the Company will own and operate approximately 58,000 advertising display faces located in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. Management believes that upon the successful consolidation of Gannett Outdoor with the existing business of Outdoor Systems, the Company's position as a leading provider of outdoor advertising services will be significantly enhanced.

     Certain Cost Savings. The Company believes that the consolidation of certain administrative, sales management and leasing management functions will result in certain cost savings, including the reduction and consolidation of duplicative (i) production and sales overhead functions, (ii) production and administrative support positions, (iii) national sales and marketing support functions, and (iv) accounting and administrative functions. The Company believes it will achieve additional cost savings by closing one of Gannett Outdoor's production facilities in Canada and by consolidating the Canadian accounting and administrative functions.

     The Company believes that, had such cost savings been implemented as of January 1, 1995, such savings would have approximated $33.2 million and $16.9 million in the aggregate during the fiscal year ended December 31, 1995 and the six months ended June 30, 1996, respectively, as detailed below.

                                                                                    SIX MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,       JUNE 30,
                                                                      1995             1996
                                                                  ------------     ------------
                                                                         (IN THOUSANDS)
    Elimination of production and sales overhead functions......    $  7,724         $  3,862
    Elimination of production support positions.................       2,591            1,295
    Elimination of national sales and marketing support
      positions.................................................       5,053            2,527
    Elimination of administrative support positions.............       5,356            2,678
    Consolidation of Canadian production facilities.............       1,640              820
    Elimination of national office..............................       5,078            2,812
    Consolidation of accounting and administrative positions....       5,770            2,885
                                                                  ------------     ------------
                                                                    $ 33,212         $ 16,879
                                                                  ===========      ===========

     In addition to these cost savings, the Company believes that subsequent to the Acquisition it may be able to achieve additional cost savings arising from
(i) reductions in facility costs arising from renegotiated rents or reduced space and the reduction of expenses relating to terminated employees, (ii) a reduction in labor costs arising from production efficiencies and a reduced number of direct production and direct sales employees, and (iii) increased sales efficiencies arising from a revision of the sales compensation system.

     While management believes that such cost savings are achievable, the Company's ability to achieve such cost savings is uncertain and subject to numerous factors, many of which are beyond the Company's control. There can be no assurance that the Company will realize any such cost savings or that the realization of such cost savings will not be delayed over an extended period of time. In addition, the Company may discover currently unknown issues regarding the cost savings plan after completion of the Acquisition. See "Risk
Factors -- Challenges of Business Integration."

     Certain Costs Associated with the Acquisition. The Company will incur significant additional costs as a result of the Acquisition. The Acquisition Financing will significantly increase the Company's interest expense, adding approximately $569 million to the Company's total indebtedness assuming completion of the Offerings. Depreciation and amortization expense also will increase significantly. The Company will record goodwill and other intangible assets of approximately $60 million in connection with the Acquisition, which will be amortized over a period of 30 years. In addition, the cost basis of advertising structures acquired by the Company from Gannett will increase by approximately $480 million over the $132.6 million historic cost basis, which will be amortized over 20 years.


     Possible Revenue Enhancement. The Company also believes that there are significant opportunities for revenue enhancement in its combined operations after completion of the Acquisition. The increased presence in North America resulting from the Acquisition should allow the Company to better market its services to national advertisers through direct sales efforts offering access to multiple markets. In addition, the Company believes that its operating and sales strategies will allow it to improve utilization of the Gannett Outdoor advertising display faces. See "Risk Factors -- Challenges of Business Integration."

RESULTS OF OPERATIONS

  Comparison of Six Months Ended June 30, 1995 and June 30, 1996

     Gross revenues increased 22.6% from $34.2 million during the first six months of 1995 to $41.9 million in the first six months of 1996. This increase was attributable to increased revenue in all markets, particularly in Atlanta where the Company has experienced continued growth since the 1994 Acquisition, and partially to revenues from the acquisition of bus benches and to revenues from license fees from the acquisition of perpetual easements.

     Agency commissions were 13.1% and 13.6% of gross revenues in the first six months of 1995 and the first six months of 1996, respectively, primarily as a result of a slightly higher proportion of revenues generated through advertising agencies in 1996.

     Net revenues, including recurring revenues from use licenses acquired with perpetual easements in May 1996, increased by 22.8% from $29.7 million in the first six months of 1995 to $36.5 million in the first six months of 1996, primarily as a result of the increase in gross revenues.

     Direct advertising expenses decreased by 4.9% as a percentage of net revenues from 49.1% in the first six months of 1995 to 44.2% in the first six months of 1996. This was primarily a result of increased net revenue coverage of fixed costs included in direct advertising expenses.

     General and administrative expenses decreased as a percentage of net revenues from 6.7% for the first six months of 1995 to 6.1% for the first six months of 1996. This decrease was due primarily to increased net revenue coverage of fixed costs included in general and administrative expenses.

     As a result of the above factors, EBITDA increased by 38.3% from $13.1 million for the first six months of 1995 to $18.2 million for the first six months of 1996.

     Depreciation and amortization expense increased by 6.1% from $5.0 million in the first six months of 1995 to $5.3 million in the first six months of 1996, primarily due to depreciation expense associated with small acquisitions in New Orleans and Atlanta in the last half of 1995 and in Denver in April 1996, and amortization expense associated with the May 1996 acquisition of perpetual easements in the Atlanta market.

     Interest expense deceased by 12.1% from $9.0 million in the first six months of 1995 to $7.9 million in the first six months of 1996, primarily because of the repayment of subordinated notes and the repayment of borrowings under the Existing Senior Credit Facility as a result of the Company's initial public offering completed in April 1996.

     Income before income taxes and extraordinary loss increased from a loss of $0.8 million in the first six months of 1995 to income of $5.0 million in the first six months of 1996, primarily due to increased revenues and decreased interest expense.

     The Company recorded no income tax benefit for the first six months of 1995 compared to an income tax provision of approximately $2.0 million in the first six months of 1996. The Company reported a $0.8 million extraordinary loss, net of $0.6 million tax benefit, in the first six months of 1996 resulting from the redemption of subordinated notes.

     The foregoing factors contributed to the change in net income (loss) from a net loss of $0.8 million for the first six months of 1995 to net income of $2.1 million for the first six months of 1996.

  Comparison of Years Ended December 31, 1994 and December 31, 1995

     Operating results for 1995 included a full twelve months of revenues from the 1994 Acquisition, which was completed in December 1994. Gross revenues increased by 26.3% from $59.2 million in 1994 to $74.7 million in 1995. Approximately 73% of this increase in gross revenues was attributable to the net increase in revenues from the 1994 Acquisition, with the remaining 27% of such increase resulting from increased revenues in all other markets. The inclusion of a full year of operating results from the 1994 Acquisition was the primary reason for the increases in agency commissions, direct advertising expenses, general and administrative expenses and EBITDA.

     Agency commissions increased by 27.5% from $8.1 million in 1994 to $10.3 million in 1995. As a percentage of gross revenues, agency commissions increased from 13.6% in 1994 to 13.8% in 1995 as a result of a slightly higher proportion of revenues generated through advertising agencies.

     Net revenues increased by 24.5% from $52.1 million in 1994 to $64.8 million in 1995, primarily as a result of the increase in gross revenues which was partially offset by the reduction of other income from $1.0 million in 1994 to $0.4 million in 1995.

     Direct advertising expenses increased by 24.7% from $24.4 million in 1994 to $30.5 million in 1995, primarily as a result of expenses associated with increased net revenues. As a percentage of net revenues, direct advertising expense was approximately 47.0% in both 1994 and 1995.

     General and administrative expenses increased by 22.0% from $3.4 million in 1994 to $4.1 million in 1995, primarily due to increased provisions for bad debts and increases in incentive and management compensation in 1995. As a percentage of net revenues, general and administrative expenses decreased from 6.4% in 1994 to 6.3% in 1995, primarily due to increased net revenues.

     As a result of the above factors, EBITDA increased by 24.6% from $24.3 million in 1994 to $30.3 million in 1995.

     Depreciation and amortization expenses increased by 8.8% from $9.2 million in 1994 to $10.0 million in 1995, primarily due to the net increase in depreciation as a result of the 1994 Acquisition which was offset in part by certain assets becoming fully depreciated during 1995. As a percentage of net revenues, depreciation and amortization expense decreased from 17.6% in 1994 to 15.4% in 1995.

     Interest expense increased by 4.9% from $16.4 million in 1994 to $17.2 million in 1995, as a result of interest expense related to obligations incurred in connection with the 1994 Acquisition. As a percentage of net revenues, interest expense decreased from 31.5% in 1994 to 26.5% in 1995, primarily due to the increase in net revenues.

     Income before taxes and extraordinary item was approximately $3.1 million for both 1994 and 1995. Included in 1994 income before taxes and extraordinary item was a $4.3 million gain on the 1994 Disposal. Disregarding the effect of this gain, income before taxes and extraordinary item increased from a loss of $1.3 million in 1994 to income of $3.1 million in 1995.

     The Company recorded an income tax provision of $1.7 million in 1994 and $0.3 million in 1995. The low effective tax rate in 1995 is the result of reversing a $1.1 million valuation allowance for deferred income taxes. See Note 8 to the Consolidated Financial Statements.

     The foregoing factors contributed to the increase of net income by 107.7% from $1.3 million in 1994 to $2.8 million in 1995.

  Comparison of Years Ended December 31, 1993 and December 31, 1994

     Gross revenues increased by 4.5% from $56.6 million for 1993 to $59.2 million in 1994, primarily as a result of increased sales in 1994 but also due to the inclusion of a partial month of revenues from the 1994 Acquisition. Approximately 42% of the increase in gross revenues was attributable to the net increase in revenues from operations acquired in the 1994 Acquisition, with the remaining 58% of such increase resulting from increased revenues in the Company's other markets. During 1994, the Company continued to replace 1993 reductions in tobacco revenues with increases in sales to other customers, principally to consumer product companies, financial institutions and professional service firms.

     Agency commissions increased by 8.1% from $7.5 million in 1993 to $8.1 million in 1994 as a result of the increase in gross revenues. As a percentage of gross revenues, agency commissions increased from 13.2% during 1993 to 13.6% in 1994, primarily due to a slightly higher proportion of revenues being generated through advertising agencies.

     Net revenues increased by 5.9% from $49.2 million in 1993 to $52.1 million in 1994, due to the increase in gross revenues and the early termination of an agreement entered into in connection with an acquisition in 1992 in exchange for a cash payment of $1.0 million, which has been included in other income.

     Direct advertising expenses increased by 3.0% from $23.7 million in 1993 to $24.4 million in 1994, primarily as a result of expenses associated with increases in net revenues. As a percentage of net revenues, direct advertising expenses decreased from 48.3% in 1993 to 47.0% in 1994, primarily due to increases in net revenues as well as operating efficiencies.

     General and administrative expenses increased by 20.9% from $2.8 million in 1993 to $3.4 million in 1994, primarily due to increased provisions for bad debts in 1994, the inclusion of operating results of the 1994 Acquisition and increased expenses associated with incentive and management compensation. As a percentage of net revenues, general and administrative expenses increased from 5.6% in 1993 to 6.4% in 1994.

     As a result of the above factors, EBITDA increased by 7.2% from $22.7 million in 1993 to $24.3 million in 1994.

     Depreciation and amortization expenses decreased by 12.1% from $10.4 million in 1993 to $9.2 million in 1994, primarily due to full depreciation of certain assets in 1994. As a percentage of net revenues, depreciation and amortization expenses decreased from 21.2% in 1993 to 17.6% in 1994.

     Interest expense increased by 37.8% from $11.9 million in 1993 to $16.4 million in 1994, primarily as a result of additional interest expense on the Senior Notes which were outstanding for the full year of 1994. As a percentage of net revenues, interest expense increased from 24.2% in 1993 to 31.5% in 1994.

     Income before taxes and extraordinary item increased from $0.3 million in 1993 to $3.1 million in 1994. Included in 1994 income before taxes and extraordinary item was a $4.3 million gain on the 1994 Disposal. Disregarding the effect of this gain, income before taxes and extraordinary item decreased from $0.3 million in 1993 to a loss of $1.3 million in 1994, primarily due to increased interest expense relating to debt incurred in connection with the 1994 Acquisition.

     The Company recorded an income tax provision of $0.2 million in 1993 compared to $1.7 million in 1994, as a result of the higher pre-tax income in 1994 from the gain on the 1994 Disposal. See Note 2 to the Consolidated Financial Statements. The Company reported a $3.3 million extraordinary loss in 1993 resulting from the write-off of deferred financing costs associated with borrowings which were retired or redeemed during 1993.

     The foregoing factors contributed to the Company's $3.2 million net loss in 1993 compared to $1.3 million net income in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     On August 17, 1993, the Company sold to the public $115.0 million of the Existing Notes and entered into a senior credit facility (the "Existing Senior Credit Facility") permitting borrowings of up to $25.0 million. On December 19, 1994, the permitted borrowings under the Existing Senior Credit Facility were increased to $40.0 million to permit the Company to finance the 1994 Acquisition. The availability of borrowings under the Existing Senior Credit Facility are subject to compliance with certain financial ratios, and scheduled reductions in permitted borrowings of $8.0 million per year will reduce availability and require annual principal repayments commencing in December 1996. The Existing Senior Credit Facility is scheduled to terminate on December 31, 1999. At the Company's option, the revolving loans under the Existing Senior Credit Facility bear interest at a floating market interest rate. During 1995, the Company repaid $12.8 million on its Existing Senior Credit Facility, leaving $19.0 million available for borrowing as of December 31, 1995. The Existing Senior Credit Facility is being amended and restated and will become the Senior Credit Facility upon the consummation of the Acquisition Financing. The Senior Credit Facility provides for revolving credit loans of up to $60 million prior to exercise of the Houston Option and $70 million thereafter. The revolving credit loan commitment automatically reduces on December 31 of each year by an amount of $10 million, commencing on December 31, 1998, to and including December 31, 2000, and by an amount of $40 million on December 31, 2001. The Company may prepay revolving credit loans and reborrow (up to the amount of the revolving credit loan commitment then in effect, subject to certain conditions) any amounts that are repaid or prepaid.


     The Senior Credit Facility provides for a total term loan commitment of $460 million, subject to reduction if the Company and its subsidiaries do not satisfy a certain leverage ratio at closing. The term loans are payable in quarterly installments on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 1997, with the final installment due on December 31, 2003. See "Description of Indebtedness and Other
Commitments -- Acquisition Financing." The revolving credit loans and term loans may, at the option of the Company, bear interest at a rate per annum equal to the Eurodollar Rate (as defined in the Senior Credit Facility) plus an applicable margin (initially 3.25% for revolving credit loans and $160 million of the term loans and 3.5% for the remaining term loans) or a rate per annum equal to the ABR (as defined in the Senior Credit Facility) plus an applicable margin (initially 2.25% for revolving credit loans and $160 million of term loans and 2.5% for the remaining term loans).



     The Company has entered into the Subordinated Credit Facility which provides for bridge loans of up to $240 million. If and to the extent consummated, proceeds of the Notes Offering will be used to retire amounts outstanding under the Subordinated Credit Facility.



     The Company's working capital was $15.0 million and $8.2 million at December 31, 1994 and 1995, respectively, and $7.9 million at June 30, 1996. The decrease in working capital from December 31, 1994 to December 31, 1995 and from December 31, 1995 to June 30, 1996 resulted primarily from a reduction in accounts receivable as a result of improved collection efforts, the proceeds of which were used to reduce the amount outstanding under the Company's Existing Senior Credit Facility. After giving effect to the Acquisition, the Company's pro forma working capital at June 30, 1996 would have increased by $55.5 million.


     Net cash provided by operating activities increased from $11.5 million for the year ended December 31, 1994 to $18.6 million for the year ended December 31, 1995, and increased from $7.1 million for the six months ended June 30, 1995 to $12.6 million for the six months ended June 30, 1996, primarily due to the decrease in accounts receivable as well as higher income in 1995 and in the first six months of 1996 compared to 1994 and the first six months of 1995. Net cash used in investing activities decreased from $27.6 million in 1994 to $6.3 million in 1995, and increased from $4.3 million in the first six months of 1995 to $26.2 million in the first six months of 1996, primarily due to the net expenditure in 1994 of $22.6 million in connection with the Atlanta Transactions and expenditures in 1996 in connection with the CSX Assets Acquisition and the Bench Ad Acquisition.

Net cash provided by financing activities was $17.7 million in 1994 compared to $14.2 million in 1995, and net cash used in financing activities was $4.9 million for the first six months of 1995 compared to net cash provided by financing activities of $14.6 million for the first six months of 1996. The changes from 1994 to 1995 were primarily due to the repayment of debt during 1995 as compared to net borrowings of $21.1 million in 1994 under its Existing Senior Credit Facility to finance the 1994 Acquisition. The changes for the six month periods were primarily due to the borrowings under the Existing Senior Credit Facility used to finance the CSX Assets Acquisition and the completion of the Company's initial public offering in April 1996.

     The Company completed its initial public offering (the "IPO") of 4,016,088 shares of its Common Stock on April 24, 1996, resulting in proceeds to the Company of $37.4 million. The holders of the Common Stock Subject to Put Option sold their shares upon the completion of the IPO, resulting in the removal of the put option. The removal of the put option resulted in the liability representing the Common Stock Subject to Put Option being credited to stockholders' equity. The Company utilized a portion of the net proceeds from the IPO to redeem at par or face value all of the outstanding Class A Preferred Stock and the 1990 Subordinated Notes which were also held by these stockholders. The Company utilized the remaining portion of the net proceeds to redeem at par value all of the outstanding Class B Preferred Stock and the Junior Subordinated Exchange Notes, and to repay $17.0 million of the Existing Senior Credit Facility.

     The Company made approximately $4.9 million of capital expenditures in 1994 compared to approximately $7.1 million in 1995 and approximately $4.3 million for the first six months of 1995 compared to approximately $2.9 million in the first six months of 1996. On a pro forma basis giving effect to the Acquisition, capital expenditures were $21.7 million in 1995 and $8.0 million in the first six months of 1996. Currently, except for the Acquisition, the Company has no material commitments for capital expenditures, although it expects ongoing capital expenditures in the ordinary course of business relating to its display inventory to continue and to be in amounts not materially greater than the pro forma amounts of such capital expenditures in 1995.

     The Company believes that the net proceeds of this Offering and the Notes Offering, internally generated funds and amounts available under the Senior Credit Facility will be sufficient to satisfy its operating cash requirements and make required interest and principal payments under the Senior Credit Facility and the Notes for the next twelve to twenty-four months. The Company may, however, require additional capital through borrowings or securities offerings if the Notes Offering is not concluded, the Company is not successful in integrating Gannett Outdoor or the Company requires funding for additional acquisitions. There can be no assurance that such capital will be available.

INFLATION

     Because a significant portion of the Company's costs are fixed, the Company does not believe that inflation has had or will have a material adverse effect on its operations. However, there can be no assurance that a high rate of inflation in the future will not have an adverse effect on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. While the Company has not completed its evaluation of the impact that will result from adopting this statement, it does not believe that adoption of the statement will have a significant impact on the Company's financial position and results of operations. In addition, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensa-tion, which allows a Company to record stock-based compensation on the basis of fair value. The Company will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based compensation. The Company will present in its annual financial statements the additional disclosures required under SFAS No. 123.

                                    BUSINESS

GENERAL

     Upon completion of the Acquisition, the Company will be the largest outdoor advertising company in North America, operating approximately 58,000 advertising display faces in 22 metropolitan markets in the United States and seven metropolitan markets in Canada. The Company will have significant operations in seven of the ten largest United States markets and six of the ten largest Canadian markets. Through the Acquisition, the Company will significantly increase its presence in North America and diversify into additional major metropolitan markets following the Acquisition.

INDUSTRY OVERVIEW

     The outdoor advertising industry has experienced increased advertiser interest and revenue growth in recent years. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995, according to estimates by the OAAA. Outdoor advertising's 1995 revenues represent growth of approximately 8.2% over estimated total revenues for 1994, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period.

     Advertisers purchase outdoor advertising for a number of reasons. Outdoor advertising offers repetitive impact and a relatively low cost per-thousand-impressions, a commonly used media measurement, as compared to television, radio, newspaper, magazines and direct mail marketing. Accordingly, because of its cost-effective nature, outdoor advertising is a good vehicle to build "mass market" support. In addition, outdoor advertising can be used to target a defined audience in a specific location and, therefore, can be relied upon by local businesses concentrating on a particular geographic area where customers have specific demographic characteristics. For instance, restaurants, motels, service stations and similar roadside businesses may use outdoor advertising to reach potential customers close to the point of sale and provide directional information. Other local businesses such as television and radio stations and consumer products companies may wish to appeal more broadly to customers and consumers in the local market. National brand name advertisers may use the medium to attract customers generally and build brand awareness. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

     The outdoor advertising industry has experienced significant changes due to a number of factors. First, the entire "out-of-home" advertising category has expanded to include, in addition to traditional billboards and roadside displays, displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Second, while the outdoor advertising industry has experienced a decline in the use of outdoor advertising by tobacco companies, it has increased its visibility with and attractiveness to local advertisers as well as national retail and consumer products-oriented companies. Third, the industry has benefited significantly from improvements in production technology, including the use of computer printing, vinyl advertising copy and improved lighting techniques, which have facilitated a more dynamic, colorful and creative use of the medium. This technological advance has permitted the outdoor advertising industry to respond more promptly and cost effectively to the changing needs of its advertising customers and to make greater use of advertising copy used in other media. Lastly, the outdoor advertising industry has benefited from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs. The Company believes that the foregoing trends have resulted in increased consumer exposure to existing billboard structures at a time when other media have been fragmenting their audiences as the number of broadcast and cable networks and other narrowly targeted formats has increased.

     An expanding opportunity within the out-of-home advertising industry is transit advertising. Local governments are providing transit shelters and benches to enhance the service and image of local transit systems and these locations, as well as buses, are increasingly being used for out-of-home-advertising. Municipalities have begun to issue contracts for transit displays on bus shelters, subways, benches and buses to private enterprises. Under these contracts, the private party constructs the shelters or benches, which it can use for advertising displays. The primary benefits of privatizing transit advertising are the avoidance of capital expenditures by the municipality, the prospect of additional revenue for the municipality, the consistent quality that a coordinated transit program can provide and the benefits of regular cleaning and maintenance undertaken by private enterprises.

     The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or a few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

BUSINESS STRATEGY

     The Company's primary objective is to be the leading provider of outdoor advertising services in each of its markets. Outdoor Systems' successful operating strategy, focusing on superior sales and service, optimal management of its inventory, centralized administration and strategic acquisitions, has enabled it to improve the historical operating results in each of its existing markets. Management intends to apply this strategy to each of its newly-acquired markets.

- - Superior Sales and Service. The Company seeks to gain market share in each of its markets through an intensive focus on customer sales and service, quality displays and competitive pricing. Outdoor Systems has recruited and trained a skilled sales force that is motivated by a program of commission-based compensation and supported by a network of experienced local managers who operate under a centrally coordinated marketing plan. Each Outdoor Systems market has a general manager who is actively engaged in sales. In addition, the Company seeks to attract and retain advertisers through creative advertising layouts, timely installation and rotation of displays and rapid response to customer needs.

- - Optimal Inventory Management. The Company seeks to balance advertising rate growth with optimal occupancy of its displays in order to maximize revenues. The Company's variety of outdoor advertising displays in its geographically diverse markets permits flexibility in pricing and packaging its display inventory.

- - Centralized Administration. Outdoor Systems has historically consolidated substantially all of its administration, accounting, sales management and leasing management functions at its Phoenix headquarters and plans to consolidate a significant amount of these functions relating to the business of Gannett Outdoor into its Phoenix headquarters and four regional markets. This centralization allows the Company to focus local efforts on customer service and sales and to exercise greater control over administrative costs and expenditures, resulting in general and administrative expenses for Outdoor Systems of 6.3% and 6.1% of net revenues for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. For the year ended December 31, 1995 and the six months ended June 30, 1996, Gannett Outdoor's general and administrative expenses were 13.4% and 14.6%, respectively, of net revenues. The Company believes that it will be able to significantly reduce the general and administrative expenses of Gannett Outdoor as part of the integration of Gannett Outdoor's business with Outdoor Systems' operations.

- - Strategic Acquisitions. Although the Company's focus in the near term will be the consolidation and integration of the Acquisition and the promotion of internal growth of both new and existing properties, the Company will continue to pursue strategic acquisitions in existing and new markets to achieve increased operating efficiencies, greater geographic diversification and increased market penetration. The Company is primarily interested in further expansion in the 50 largest United States markets, because these markets typically generate greater outdoor market revenues, readily attract national advertisers, provide a better basis for regional advertising, attract quality management and offer opportunities to gain a larger market share from competitive media.

MARKETS


     The Company's markets generally possess demographic characteristics that are attractive to national advertisers, allowing the Company to package displays in several of its markets in a single contract for advertisers in national and regional campaigns. Each market also has unique local industries, businesses, sports franchises and special events that are frequent users of outdoor advertising. The following sets forth certain information for each of the Company's markets as of June 30, 1996 or for the indicated periods after giving effect to the Acquisition and the Denver Disposition (dollars in thousands):



                                                     PERCENTAGE
                                         1995         OF 1995                                       MALL AND              TOTAL
                            MARKET    PRO FORMA      PRO FORMA                 30-SHEET   8-SHEET   AIRPORT              DISPLAY
          MARKET             RANK    NET REVENUES   NET REVENUES   BULLETINS   POSTERS    POSTERS   POSTERS    TRANSIT    FACES
- --------------------------  ------   ------------   ------------   ---------   --------   -------   --------   -------   -------
UNITED STATES:
New York/New Jersey(1)....      1      $ 53,188          16.9%         579       2,730       125         --      3,507    6,941
Los Angeles...............      2        41,739          13.3          785       2,962        --         --      2,804    6,551
Chicago...................      3         6,499           2.1          155          --       638         --         --      793
Philadelphia..............      4         1,941           0.6           --          --        --         --        690      690
San Francisco.............      5        18,679           5.9          202         972       571         --      1,346    3,091
Detroit...................      9        20,264           6.4          438       1,340       104         --        800    2,682
Houston(2)................     10         5,480           1.7          377          --        --         --         --      377
Atlanta...................     11        21,654           6.9          748       1,910        --         --         --    2,658
Sacramento(3).............     17            --            --           60         291        --         --         --      351
Phoenix...................     18        16,745           5.4          605       1,530       677         --      1,418    4,230
St. Louis.................     19         8,010           2.6          268         852        --         --         --    1,120
Denver....................     21         7,975           2.5          163         775        --         --      5,300    6,238
San Diego.................     22         5,349           1.7          114         540        --         --        668    1,322
New Haven(4)..............     26         5,496           1.8          149         835        --         --         --      984
Kansas City...............     33         6,988           2.2          198         849        --         --         --    1,047
Grand Rapids..............     38         4,339           1.4          110         550        --         --         80      740
New Orleans...............     40         9,532           3.0          346       1,053       481         --        213    2,093
Louisville................     49         8,002           2.6          320       1,067       264         --         --    1,651
Flint.....................     59         2,705           0.9           93         450        20         --         --      563
Rochester.................     72           308           0.1           --          --        --         --        240      240
Tucson....................     81         1,700           0.5          112           6       345         --         --      463
Columbus, GA..............    127         2,596           0.8          180         422       100         --         --      702
CANADA:
Toronto...................      1      $ 39,280          12.5%         303       1,834        --        418      2,474    5,029
Montreal..................      2        12,045           3.8          134         770        --        322      1,794    3,020
Ottawa....................      6         1,691           0.5           23         214        --         68         --      305
Winnipeg..................      7         4,959           1.6          154         415        --         77        406    1,052
Quebec City...............      8         3,530           1.1           71         782        --        194        296    1,343
Hamilton(5)...............      9            --            --           36         288        --         80        576      980
Halifax...................     14         1,612           0.5           11         122        --         26        214      373
Other.....................    N/A         2,080           0.7           24         108        --        108         94      334
                                     ------------      ------      ---------   --------   -------   --------   -------   -------
   Total..................             $314,386         100.0%       6,758      23,667     3,325      1,293     22,920   57,963
                                     ================ ================ ========== ========== ======== ========== ======== =========

- ---------------
(1) All of the Company's bulletins and posters are located in New Jersey.
(2) Includes only Outdoor Systems' existing Houston operations. The Company has the right to acquire Gannett Outdoor's Houston operations pursuant to the Houston Option. See "The Transactions -- The Houston Option."
(3) Net revenues are included with San Francisco.

(4) Includes advertising display faces in New Haven, as well as other areas of Connecticut.


(5) Net revenues are included with Toronto.


INVENTORY

     The Company operates four standard types of outdoor advertising billboards and displays:

- - Bulletins generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at the facilities of the outdoor advertising company in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or is printed with computer-generated graphics on a single sheet of vinyl that is "wrapped" around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

- - 30-sheet posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. 30-sheet posters are concentrated on major traffic arteries.

- - Junior (8-sheet) posters usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters, except that vinyl sheets are not typically used on junior posters. Most junior posters, because of their smaller size, are concentrated on city streets and target pedestrian traffic.

- - Transit displays include displays on bus shelters, subways and bus benches. Bus shelters and benches are usually constructed, owned and maintained by the outdoor advertising company under a contract with the municipality or transit authority which receives a share of the shelter's advertising revenues. Bus shelter displays are enclosed within glassed, backlighted cases on sides of a pedestrian shelter at an urban bus stop on city easements or sidewalks. Subway displays are located within subway stations and walkways as well as in subway trains. Advertisements appear on lithographed or silk-screened posters supplied in a single sheet by the advertiser. Transit displays are an attractive medium to advertisers using "vertical" advertising copy, such as magazines and movie posters, because the advertising copy is easily adapted for use in transit shelters.

     Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Billboard structures, bus shelters and benches are durable, have long useful lives and do not require substantial maintenance. When disassembled, they typically can be moved and relocated at new sites.

SALES AND SERVICE

     The Company devotes considerable time and resources to recruiting, training and coordinating the activities of its sales force. Sales personnel are compensated primarily on a commission basis to maximize the incentive to perform. Messrs. Moreno and Kelly, the Company's two principal officers responsible for day-to-day operations, have an aggregate of 40 years of experience in the outdoor advertising industry, virtually all of which has been spent in sales and management positions. The industry experience of Mr. Moreno and other members of Outdoor Systems' management team includes significant prior experience with Gannett Outdoor. Outdoor Systems' general managers in its existing markets have an average of nearly 14 years of experience in the outdoor advertising industry.

CUSTOMERS

     Advertisers usually contract for outdoor displays through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. The Company pays commissions to the agencies for advertising contracts that are procured by or through those agencies. Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

     The size and geographic diversity of the Company's markets will expand significantly with the completion of the Acquisition, which the Company expects will strengthen its ability to attract national advertisers by providing the opportunity to package displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, availability and service.

     The Company also focuses its efforts on local sales, and approximately 65.3% of the Company's pro forma gross revenues in 1995 were generated from local advertisers. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. In the 1990s, due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands, the leading tobacco companies substantially reduced their expenditures for outdoor advertising. Because tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures made this space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, the range of the Company's advertisers has become quite diverse, with no single category of advertisers accounting for more than 23% of pro forma net revenues in 1995. The following table illustrates the diversity of the Company's advertising base:

                    1995 PRO FORMA NET REVENUES BY CATEGORY

                                                                           PERCENTAGE OF
                                                                           NET REVENUES
                                                                          ---------------
    Retail/Consumer products..........................................          22.8%
    Travel and Entertainment..........................................          22.6
    Tobacco...........................................................           9.6
    Liquor............................................................           6.7
    Media.............................................................           6.1
    Banking...........................................................           6.1
    Restaurants.......................................................           4.5
    Health............................................................           4.4
    Automotive........................................................           2.8
    Beer..............................................................           1.3
    Home Building.....................................................           1.1
    Miscellaneous.....................................................          12.0
                                                                               -----
              Total...................................................         100.0%
                                                                               =====

PRODUCTION

     The Company has internal production facilities and staff to perform the full range of activities required to develop, create and install outdoor advertising. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the designs on its displays. The Company usually provides its full range of production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers and advertisers represented by advertising agencies often use preprinted designs that require only installation. However, the Company's creative and production personnel frequently are involved in production activities even when advertisers are represented by agencies by developing new designs or adapting copy from other media for use on billboards. The Company's artists also assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

     With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies are becoming less responsible for labor-intensive production work since vinyl and pre-printed copy is typically produced by the advertiser or its agency and can be installed quickly. The Company believes that this trend over time will reduce operating expenses associated with production activities.

COMPETITION

     The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, the Company also competes with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its low cost per-thousand impressions and its ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

     The outdoor advertising industry is highly fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the OAAA there are approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. In several of its markets, the Company encounters direct competition from other major outdoor media companies. The Company believes that its strong emphasis on sales and customer service and its position as a major provider of advertising services in each of its markets enable it to compete effectively with the other outdoor advertising companies, as well as other media, within those markets. See, however, "Risk
Factors -- Competition."

GOVERNMENT REGULATION

     The outdoor advertising industry is subject to governmental regulation at the federal, provincial, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding 10% of the federal appropriations for the construction and improvement of highways within such states, to implement legislation to prohibit billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas where off-site signage is permitted provided it meets spacing and size restrictions. All of the states have implemented regulations at least as restrictive as the Highway Beautification Act, including the prohibition on the construction of new billboards adjacent to federally-aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Highway Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from areas adjacent to federally-aided highways.

     The states, provinces and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from nonilluminated to illuminated structures, and/or restrict the reconstruction of billboards which are substantially destroyed as a result of storms or other causes. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

     Amortization of billboards has also been adopted in varying forms in certain jurisdictions. Amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in the state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. Several municipalities in the Company's markets, including municipalities or townships in Houston, Kansas City and St. Louis, currently have amortization ordinances or regulations, but they are not being enforced or have been held unconstitutional. There can be no assurance, however, that these ordinances or regulations will not be enforced in the future.

     In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. Certain states in which the Company operates have historically prohibited the outdoor advertising of distilled spirits. In California, transit shelter advertising posters are maintained on public right of way, and most of the contracts prohibit tobacco and/or alcohol advertising. San Francisco has adopted an ordinance banning all tobacco and alcohol advertising on public property, but has "grandfathered" Gannett Outdoor's existing contract through 2002. For each of the past three years, the California legislature has considered proposed legislation which would ban, or substantially limit, all tobacco advertising on outdoor advertising. While that legislation has not been passed, the proponents have publicly stated they will continue to attempt to have such bans/limitations enacted. It is uncertain whether additional legislation of this type will be enacted on the national level or in any of the Company's markets.

     Outdoor advertising in Canada is subject to regulation at the federal, provincial and municipal levels. For example, in Ontario, billboards and posters advertising liquor may not be placed within 200 meters of a primary or secondary school. A Federal Canadian law banning tobacco advertising was recently overturned by the courts. However, it is anticipated that new legislation may be introduced to regulate or restrict tobacco advertising. Currently the tobacco industry is operating under a voluntary advertising code. A number of the provinces regulate the placement of advertising adjacent to highways. The province of Quebec also regulates the language of outdoor signs.

     To date, regulations in the Company's markets have not materially adversely affected its operations. However, the outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment can be managed, no assurance can be given that existing or future laws or regulations will not materially adversely affect the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                                                                                        YEARS
                                                                                        WITH
              NAME                 AGE                     POSITION                    COMPANY
- ---------------------------------  ---   --------------------------------------------  -------
William S. Levine................  64    Chairman of the Board and Director               16
Arthur R. Moreno.................  49    President, Chief Executive Officer and           12
                                         Director
Wally C. Kelly...................  39    Senior Vice President                            12
Bill M. Beverage.................  44    Treasurer, Secretary, Chief Financial             6
                                         Officer
Brian J. O'Connor................  39    Director                                          3
Stephen F. Butterfield...........  43    Director                                         --

     Mr. Levine, a founder and principal stockholder of the Company, has been Chairman of the Board and a director of the Company since its formation. Mr. Levine has 16 years of experience in the outdoor advertising industry. He is an owner and officer of numerous privately-owned firms and commercial real estate operations. Since 1990, Mr. Levine has dedicated a substantial portion of his time to the Company's affairs.

     Mr. Moreno has served as the Company's President and Chief Executive Officer and has been a director of the Company since April 1984. Mr. Moreno has 23 years of experience in the outdoor advertising industry. From 1981 to 1984, Mr. Moreno served as President and General Manager of Gannett Outdoor of New Jersey. From 1979 to 1981, he was President and General Manager of Gannett Outdoor of Kansas City (Missouri). From 1973 to 1981, Mr. Moreno worked in Phoenix as a Vice President of Sales for Gannett Outdoor and its predecessor company.

     Mr. Kelly has been the Company's Senior Vice President since 1984. Mr. Kelly has 17 years of experience in the outdoor advertising business. From 1979 to 1984, Mr. Kelly worked for Whiteco Metrocom, Inc. in Tucson (1979 to 1981) as Sales Manager and in Chicago as Vice President of National Sales (1982 to 1984).

     Mr. Beverage has served as the Company's controller since 1992, its Treasurer and Secretary since May 1993, and its Chief Financial Officer since October 1995. Mr. Beverage has 16 years of experience in the accounting departments of various outdoor advertising companies. From 1990 to 1992, he served as the Company's Atlanta real estate manager. From 1988 until 1990, he worked for Outdoor Today, Inc. in Atlanta (which was acquired by the Company in 1990) as a consultant and as its accounting manager. Prior to 1988, he worked for five years for Turner Outdoor Advertising in Atlanta and for four years for Creative Displays in Atlanta. From 1976 to 1979, he was an auditor for Arthur Young & Co. (now known as Ernst & Young).

     Mr. O'Connor has been a Senior Vice President and financial principal of Alden Capital Markets, Inc., which underwrites and trades securities for various local governments in Arizona and the western United States, since 1990. From 1988 to 1990, he was a Senior Vice President with Capital Markets Corporation, a financial advisor and underwriter of tax exempt securities for state and local governments. From 1987 to 1988, he was a Vice President for Security Pacific Merchant Bank in Phoenix. From 1983 to 1987, Mr. O'Connor was with Boettcher & Company, Inc., a regional investment banking firm specializing in municipal finance. Mr. O'Connor has been a director of the Company since 1993.

     Mr. Butterfield has been President of Student Loan Acquisition Authority of Arizona, a not-for-profit firm which participates in the secondary market for student loans, since 1991. From 1988 to 1991, Mr. Butterfield served as President of Western Loan Marketing Association. From 1987 to 1988,

Mr. Butterfield served as Vice President of Security Pacific Merchant Bank, and from 1983 to 1987 he was a partner of Boettcher & Company, Inc., a regional investment banking firm specializing in municipal finance. From 1974 to 1983, Mr. Butterfield served in various positions with Young Smith & Peacock, an Arizona-based municipal bond house. Mr. Butterfield was elected a director of the Company in April 1996.

     The Company instituted a classified Board of Directors on April 17, 1996. Upon the completion of their initial terms, which vary from one to three years, all directors of the Company hold office for three year terms until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified. See "Description of Capital Stock -- Special Provisions of Certificate of Incorporation and Delaware Law." Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors formed an Audit Committee on April 15, 1996, which will be responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of the Company's outside auditors. The members of the Company's Audit Committee are Messrs. O'Connor and Butterfield.

     The Board of Directors formed a Compensation Committee on April 15, 1996, which will be responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the Company's stock option plans. The members of the Company's Compensation Committee are Messrs. Levine, O'Connor and Butterfield.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation paid to the Company's Chief Executive Officer and the two other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                LONG TERM
                                                               COMPENSATION
                             ANNUAL COMPENSATION               ------------
      NAME AND        ----------------------------------        RESTRICTED         ALL OTHER
 PRINCIPAL POSITION   YEAR      SALARY           BONUS         STOCK AWARDS     COMPENSATION(1)
- --------------------  ----     --------         --------       ------------     ---------------
Arthur R. Moreno....  1995     $375,000(2)      $311,614(3)            --           $ 1,305
  President and       1994      275,000          283,163(3)            --             1,349
  Chief Executive     1993      275,000          268,239(3)            --             1,309
  Officer
William S. Levine...  1995     $350,000(2)(4)         --               --                --
  Chairman of the     1994      250,000(4)            --               --                --
  Board               1993      351,000(4)            --               --                --
Wally C. Kelly......  1995     $283,987               --               --               330
  Senior Vice         1994      244,890               --               --                --
  President           1993      239,231               --         $ 15,000(5)             --

- ---------------
(1) Represents contributions made by the Company on behalf of the named executive officers to a 401(k) plan.
(2) Reflects an increase in annual salary as of July 1, 1995. In 1996, Mr. Moreno's salary will be $475,000 and Mr. Levine's salary will be $450,000.
(3) Earned and paid in the current year in an amount determined by reference to operating results for the prior year. Based upon an understanding between the Company and Mr. Moreno, for so long as Mr. Moreno is the Chief Executive Officer and President of the Company, Mr. Moreno may be awarded an annual bonus in an amount equal to 1.25% of the Company's EBITDA for the immediately preceding fiscal year as reported in the Company's audited financial statements. The bonus will be awarded at the discretion of the Board of Directors following a review by the Compensation Committee, and will be made after the audited financial statements for the previous fiscal year have been released by the Company's auditors. The bonus is paid to Mr. Moreno in the year awarded. Based upon this formula, the amount of bonus paid to Mr. Moreno in 1996 upon the approval of the Compensation Committee was $378,185 (1.25% of EBITDA for 1995), and would have been approximately $1.4 million based upon pro forma EBITDA for 1995.

(4) Mr. Levine received no salary, bonus or other compensation from the Company in 1995, 1994 or 1993 for his services as Chairman of the Board. However, in 1995, 1994 and 1993 the Company agreed to pay an aggregate of $350,000, $250,000 and $351,000, respectively, to two entities controlled by Mr. Levine as a management fee for providing Mr. Levine's services to the Company. The Company intends to continue to compensate Mr. Levine through these entities pursuant to this arrangement at an annual rate of $450,000. See Note 10 to the Consolidated Financial Statements.

(5) Represents the value of Incentive Units awarded to Mr. Kelly pursuant to the Incentive Plan as of the date of grant. Mr. Kelly received awards under the Incentive Plan in prior years, which have increased in value pursuant to the terms of the Plan. As of January 1, 1996, the total value of Mr. Kelly's Incentive Units was $646,000. Mr. Kelly may elect to have the value of his Incentive Units settled in cash or up to 51,595 shares of the Company's Common Stock. The award in 1993 represents 1,198 of the total shares of Common Stock that could ultimately be issued to Mr. Kelly in settlement of his account.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (i) each director of the Company, (ii) each executive officer identified under "Management -- Executive Compensation,"
(iii) all directors and executive officers of the Company as a group, (iv) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, and (v) each of the Selling Stockholders. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by such stockholder, except as otherwise noted.

                                     BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP OF
                                       OF COMMON STOCK                              COMMON STOCK
                                      PRIOR TO OFFERING                         AFTER THIS OFFERING
                                   ------------------------                   ------------------------
                                     NUMBER        PERCENT       SHARES         NUMBER        PERCENT
    NAME OF BENEFICIAL OWNER       OF SHARES      OF CLASS    BEING OFFERED   OF SHARES      OF CLASS
- ---------------------------------  ----------     ---------   -------------   ----------     ---------
William S. Levine................  10,577,660(1)     58.5%       375,000      10,072,660(1)     40.4%
  1702 E. Highland, Suite 310
  Phoenix, Arizona 85016
Arthur R. Moreno.................   8,673,275(2)     41.9        375,000       8,168,275(2)     29.7
  2502 N. Black Canyon Highway
  Phoenix, Arizona 85009
Stephen J. Haberkorn.............   3,874,410(3)     21.4        130,000       3,744,410(3)     15.0
  1702 E. Highland, Suite 310
  Phoenix, Arizona 85016
Putnam Investments, Inc..........   1,869,150(4)     10.3             --       1,869,150         7.5
  One Post Office Square
  Boston, Massachusetts 02109
Brian J. O'Connor................      10,500        *                --          10,500        *
Stephen J. Butterfield...........      30,000        *                --          30,000        *
Wally C. Kelly...................     351,758(5)      1.9         50,000         301,758         1.2
  2502 N. Black Canyon Highway
  Phoenix, Arizona 85009
All directors and executive
  officers as a group (6
  persons).......................  15,768,783        74.9        930,000      14,838,783        53.3

- ---------------
  * Represents less than 1% of the number of outstanding shares of Common Stock.

(1) Includes 3,874,410 shares (3,744,410 shares after this Offering) of Common Stock owned by M-K Link Investments Limited Partnership ("M-K Link") over which Mr. Levine shares voting control with Mr. Moreno and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales; of those 3,874,410 shares (3,744,410 shares after this Offering), 201,005 shares are subject to an option granted to Mr. Levine (now held by Mr. Levine's family partnership) and 1,328,945 shares are subject to an option granted to Mr. Moreno (see Note 2 below). Mr. Levine disclaims beneficial ownership of the shares owned by M-K Link except to the extent of the 201,005 shares subject to the options granted to Mr. Levine. The options for the 201,005 shares of Common Stock of M-K Link and the remaining 6,845,723 shares of Common Stock attributed to Mr. Levine are owned by Levine Investments Limited Partnership, 1702 E. Highland, Suite 310, Phoenix, Arizona 85016. Mr. Levine is the sole general partner of Levine Investments Limited Partnership; Mr. Levine, his wife and children are the limited partners. Mr. Levine disclaims beneficial ownership of such shares and options except in his capacity as general partner to the extent of his interest.

(2) Includes 3,874,410 shares (3,744,410 shares after this Offering) of Common Stock owned by M-K Link over which Mr. Moreno shares voting control with Mr. Levine and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales. Of those 3,874,410 shares (3,744,410 shares after this Offering), 1,328,945 shares are subject to an option granted to Mr. Moreno and 201,005 shares are subject to an option granted to Mr. Levine now held by Mr. Levine's family partnership (see Note 1 above). Mr. Moreno disclaims beneficial ownership of those shares owned by M-K Link except to the extent of the 1,328,945 shares subject to the options granted to Mr. Moreno. Also includes

    (i) 2,632,377 shares of Common Stock that may be purchased by Mr. Moreno pursuant to options granted by the Company; (ii) 852,422 shares of Common Stock held directly by Mr. Moreno, all of which are subject to a pledge in favor of Mr. Haberkorn securing a note payable to Mr. Haberkorn; and (iii) 1,314,077 shares held by BRN Properties Limited Partnership, an Arizona limited partnership, of which Mr. Moreno and his wife are the sole general partners and his children are limited partners, over which shares Mr. Moreno retains voting and dispositive power. Does not include 457,524 shares of Common Stock subject to options under the Omnibus Plan that vest ratably over four years.

(3) This number represents shares owned by M-K Link, 1,529,950 of which shares are subject to options granted to Levine Investments Limited Partnership and to Mr. Moreno. Mr. Haberkorn disclaims beneficial ownership of shares owned by his family partnership, except to the extent of his interest therein, and both he and his family partnership disclaim beneficial ownership of shares subject to options in favor of Messrs. Levine and Moreno. Messrs. Levine and Moreno hold certain voting and rights of refusal power as to shares owned by M-K Link. See Notes 1 and 2 above.

(4) Based on Schedule 13G filed by the indicated person with the Securities and Exchange Commission reporting beneficial ownership as of July 10, 1996. Each of Putnam Investment Management, Inc. and the Putnam Advisory Company, Inc., wholly-owned registered investment advisors of Putnam Investments, Inc. having the same address, also filed a Schedule 13G with the Commission reporting beneficial ownership of 1,591,350 shares and 277,800 shares, representing 9.1% and 1.6%, respectively, of the outstanding Common Stock.

(5) Represents an option to purchase 351,758 shares from the Company. Does not include any shares of Common Stock that Mr. Kelly may receive in settlement of his Incentive Unit Awards or 225,000 shares of Common Stock subject to options under the Omnibus Plan that vest ratably over four years.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the Company's authorized capital stock consists of 60,000,000 shares of Common Stock, $.01 par value per share, and 12,000,000 shares of preferred stock, $1.00 par value each ("Preferred Stock"), the terms and provisions of which may be designated by the Board of Directors in the future. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), each of which was filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK


     The Company is authorized to issue 60,000,000 shares of Common Stock, $0.01 par value per share. Following the Offering, 24,905,398 shares of Common Stock will be issued and outstanding (assuming no exercise of the over-allotment option and excluding (i) 4,200,184 shares of Common Stock issuable upon the exercise of outstanding options, of which 2,984,135 are exercisable immediately and 1,216,049 vest ratably over a four-year period, and (ii) 156,797 shares issuable in settlement of Incentive Units). See "Capitalization."


     Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights and the Company has a classified Board of Directors, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the members of the Board of Directors standing for election at any particular meeting. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in the Offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, subject to the rights of the holders of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor, subject to the dividend provisions of any outstanding shares of Preferred Stock and restrictions set forth in the Company's debt instruments. See "Dividend Policy."

PREFERRED STOCK

     Holders of shares of Preferred Stock have no preemptive rights or cumulative voting rights. In addition to specific prohibitions set forth in the Certificate of Incorporation, under Delaware law holders of preferred stock are entitled to vote as a class upon any proposed amendment, whether or not entitled to vote thereon by the Certificate of Incorporation, if such amendment would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.


SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW


     Certain provisions of the Company's Certificate of Incorporation and Bylaws as well as certain provisions of Delaware law may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

     The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under federal securities laws.

     The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

     Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

     The provisions of Section 203, coupled with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203 which election would be effective twelve months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203. These restrictions will not apply to stockholders who were interested stockholders prior to the date of this offering.

     Classified Board of Directors. The Company's Certificate of Incorporation classifies the Board of Directors into three classes. The first class ("Class I") consists of one director whose term expires in 1997. The second class ("Class II") consists of two directors (one of which positions is presently vacant) whose terms expire 1998. The third class ("Class III") consists of two directors whose terms of office expire in 1999. At each annual meeting, the number of directors equal to the number of directors in the class whose terms expire at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. Mr. Butterfield is the sole Class I Director; Mr. O'Connor is currently the sole Class II Director; and Messrs. Levine and Moreno are the Class III Directors. As a result of this classification of directors, no stockholder or group of stockholders would be able to elect a majority of the Board of Directors at any single meeting for the election of directors.

     Notice Provisions. The Bylaws provide that only business or proposals, properly brought before an annual meeting of shareholders may be conducted at such meeting. In order to bring business or a proposal before an annual meeting, a stockholder is required to provide written notice to the Company at least 45 days prior to the annual meeting which describes the business or proposal to be brought before the annual meeting, the name and address of the stockholder proposing the business, the class and number of shares of stock held by such stockholder, and any material interest of the stockholder in the business to be brought before the meeting. These procedures may operate to limit the ability of stockholders to bring business before the annual meeting or consider any transaction that could result in a change of control of the Company. In addition, the Bylaws provide that in order for a stockholder to nominate a candidate for election to the Board of Directors, the stockholder must provide written notice of intent to nominate a candidate at least 45 days prior to the meeting of stockholders called for the election of directors. Such written notice is required to contain the name and address of the stockholder, a representation that the stockholder is a holder of record of the Company's voting stock and intends to appear in person or by proxy at the meeting to nominate the persons specified in the notice, such information regarding each nominee as would have been required to have been included in a proxy statement filed pursuant to Regulation 14A of the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934 had proxies been solicited with respect to such nominee by the Board of Directors, a description of all arrangements or other understandings among the stockholder and any other person pursuant to which such nominations are to be made by the stockholder and the written consent of each nominee to serve as a director of the Company if elected. These requirements will limit the ability of stockholders to nominate candidates for election to the Board of Directors to the extent that the notice requirements are not satisfied.

     Procedures for Special Meetings of Stockholders; Prohibition on Actions of Stockholders by Written Consent. The Bylaws provide for special meetings of stockholders only upon the direction of the Chairman of the Board of Directors, the President, or a majority of the Board of Directors. Furthermore, the Certificate of Incorporation prohibits stockholders from taking action by written consent in lieu of meeting. These provisions may have the effect of delaying or preventing a change in control of the Company to the extent that they would require formal solicitation of proxies in connection with a proposed transactions that would result in a change in control of the Company.

TRANSFER AGENT

     The Company's transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

               DESCRIPTION OF INDEBTEDNESS AND OTHER COMMITMENTS


     The following is a description of the principal agreements that will govern the indebtedness of the Company following the consummation of the Acquisition and the Acquisition Financing. The following summaries of certain provisions of the Senior Credit Facility and the Subordinated Credit Facility (as such terms are defined below) are qualified in their entirety by reference to the agreement to which each summary relates, a copy of which is filed or incorporated by reference as an exhibit to the registration statement of which this Prospectus is a part. See "Available Information." Capitalized terms used below and not defined have the meanings set forth in the respective agreements.


THE NOTES

     The Notes, which are offered in the Notes Offering, are to be issued under an indenture among the Company, the Subsidiary Guarantors (as defined) and a trustee (the "Indenture") to be selected by the Company. The Indenture will provide for the issuance of up to $225 million aggregate principal amount of the Notes, which will be general unsecured obligations of the Company subordinate in right of payment to all existing and future senior indebtedness of the Company. The Notes will be unconditionally guaranteed, on an unsecured senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by all of the Subsidiary Guarantors.

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after the fifth anniversary of the date of original issuance thereof, at the redemption prices set forth in the Indenture plus accrued and unpaid interest, if any, to but excluding the date of redemption. Also, on or prior to the third anniversary of the date of original issuance thereof, the Company may redeem up to 35% of principal amount of the Notes with the net proceeds of one or more future public equity offerings, in cash, at 110% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided that Notes having an aggregate principal amount of at least $146.3 million remain outstanding immediately after any such redemption. Upon the occurrence of a change of control, the Company will be required to make an offer to purchase all Notes then outstanding at a purchase price, in cash, equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

     The Indenture will contain certain restrictive covenants, including limitations on (i) the incurrence of indebtedness; (ii) the payment of dividends and the making of restricted payments; (iii) transactions with affiliates; (iv) the existence of liens; (v) the disposition of proceeds of asset sales; (vi) entering into sale and lease-back transactions; (vii) the making of guarantees by the Company and its subsidiaries; (viii) transfers and issuances of stock of its subsidiaries; (ix) the imposition of restrictions on certain payments by the Company or its subsidiaries; (x) the making of certain investments by the Company or its subsidiaries; and (xi) certain mergers and consolidations.

     The Indenture will contain customary events of default, including, without limitation, the following: (i) the failure to pay principal or interest when due; (ii) certain defaults under agreements relating to other indebtedness;
(iii) the material breach of any covenant; (iv) the levy of certain judgments; and (v) certain bankruptcy, reorganization and insolvency events. The occurrence of an event of default will permit the holders of the Notes to accelerate the Notes and to pursue other remedies.

ACQUISITION FINANCING


     The Company will finance the purchase price of the Acquisition and the related refinancing of certain existing indebtedness, including the Existing Notes, of the Company and will pay the fees and expenses associated with the Acquisition and the Acquisition Financing through borrowings under the Senior Credit Facility and the Subordinated Credit Facility and from the net proceeds of the Offering.

  The Senior Credit Facility

     The Senior Credit Facility is being made available to the Company pursuant to the Second Amended and Restated Senior Credit Agreement dated as of July 9, 1996, as amended, among the Company , the several banks and other financial institutions (collectively, the "Lenders") from time to time parties thereto and Canadian Imperial Bank of Commerce ("CIBC"), as administrative agent for the Lenders. The Senior Credit Facility provides for revolving credit loans, letters of credit, and term loans at the option of the Company.

     Revolving Credit Loans. The Senior Credit Facility provides for revolving credit loans of up to $60 million prior to exercise of the Houston Option and $70 million upon and after exercise of the Houston Option (See "The Transactions -- The Houston Option"). The revolving credit loan commitment automatically reduces on December 31 of each year by an amount of $10 million, commencing on December 31, 1998, to and including December 31, 2000, and by an amount of $40 million on December 31, 2001. The Company may prepay revolving credit loans in whole or in part, without premium or penalty, and it may reborrow (up to the amount of the revolving credit loan commitment then in effect) any amounts that are repaid or prepaid.


     Term Loans. The Senior Credit Facility provides for term loans designated as "Tranche A", "Tranche B" and "Tranche C" term loans. The total term loan commitment is $160 million for Tranche A term loans, $150 million for Tranche B term loans and $150 million for Tranche C term loans. The term loan commitments are subject to reduction to the extent of cash proceeds, if any, received by the Company from the issuance of shares of Common Stock to William S. Levine and/or Arthur R. Moreno, for the purpose of causing the total leverage ratio of the Company and its subsidiaries to be equal to or less than 6.50 to 1.00. (See
"-- Closing Date and Conditions Precedent" below.)


     The Tranche A loans are payable in equal quarterly installments on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 1997, in the aggregate annual principal amount of $28 million for 1997; $43.75 million for 1998; $64.75 million for 1999; and the balance for 2000, with such amounts being reduced ratably in the event of a reduction in the Tranche A term loan commitment. The Tranche B loans are payable in equal quarterly installments on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 1997, in the aggregate annual principal amount of $1.5 million for 1997; $1.5 million for 1998; $1.5 million for 1999; $37.5 million for 2000; $75 million for 2001; and $33 million for 2002, with such amounts being reduced ratably in the event of a reduction in the Tranche B term loan commitment. The Tranche C loans are payable in equal quarterly installments on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 1997, in the aggregate annual principal amount of $1.5 million for 1997; $1.5 million for 1998; $1.5 million for 1999; $1.5 million for 2000; $1.5 million for 2001; $60 million for 2002; and $82.5 million for 2003, with such amounts being reduced ratably in the event of a reduction in the Tranche C term loan commitment. Term loans can be prepaid at the option of the Company in whole or in part without premium or penalty.

     Letters of Credit. The Lenders have agreed to issue letters of credit under the Senior Credit Facility for the account of the Company during the revolving credit commitment period (which expires December 31, 2001) up to the letter of credit commitment amount of $30 million (but only to the extent there is available revolving credit commitment which is not being utilized for revolving credit loans). The Company is required to pay fees in connection with the letter of credit commitment and to reimburse CIBC for amounts drawn thereunder. Interest is payable on the amounts drawn until reimbursed at the rate which would be payable on any outstanding ABR loan plus 2% (see "General Terms -- Interest" below).

     General Terms. The revolving credit loans and term loans are subject to the following terms:

          Interest. The revolving credit loans and term loans may be, at the option of the Company, "Eurodollar loans," "ABR loans," or a combination thereof. Eurodollar loans bear interest at a rate per annum equal to the Eurodollar rate (as hereafter described) plus an applicable margin (initially 3.25% for revolving credit loans and Tranche A term loans, and 3.5% for Tranche B and Tranche C term loans). The "Eurodollar rate" is a rate per annum determined by CIBC, as administrative agent, based upon the rates at which U.S. dollar deposits with a term comparable to the interest period applicable to the Eurodollar loan being made are offered by leading banks in the London interbank deposit market (adjusted for maximum reserves). ABR loans bear interest at a rate per annum equal to the ABR (as defined below) plus an applicable margin (initially 2.25% for revolving credit loans and Tranche A term loans and 2.5% for Tranche B and Tranche C term loans). "ABR" means, on a particular date, a rate per annum equal to the highest of (a) the rate of interest most recently announced by CIBC as its Base Rate, (b) the rate of interest for such date offered in the interbank market to CIBC, as administrative agent, as the overnight Federal Funds Rate, plus 1%, and (c) the rate determined by CIBC, as administrative agent, based on the latest 3-week moving average of daily secondary market morning offering rates in the United States for 3-month certificates of deposit of major United States money market lenders as published by the Federal Reserve Bank of New York (as adjusted for reserves and assessments), plus 1%.

          Security. The obligations of the Company under the Senior Credit Facility will be secured by a security interest in substantially all of the Company's assets, including both real and personal property.

          Covenants. The Senior Credit Facility restricts the ability of the Company and its subsidiaries to, among other things: (i) incur indebtedness; (ii) incur liens or guarantee obligations; (iii) enter into mergers or consolidations or liquidate, wind up or otherwise dispose of all or substantially all of its property, or make any material change in its method of conducting business; (iv) with certain exceptions, sell or otherwise dispose of property, business or assets; (v) declare or pay dividends or distributions or purchase or redeem any shares of capital stock of the Company, or pay interest on subordinated indebtedness in cash at a rate per annum greater than 15% or in any other form at a rate per annum greater than 20%; (vi) make capital expenditures; (vii) make loans or investments; (viii) make optional payments or prepay or redeem indebtedness or amend or modify payment terms or interest on indebtedness; (ix) enter into transactions with affiliates; (x) enter into sale and leaseback arrangements; (xi) enter into any business except for the business in which the Company and its subsidiaries were engaged on the date of the Senior Credit Facility or which are directly related thereto; and (xii) enter into agreements prohibiting or limiting the ability of the Company or any of its subsidiaries to create liens upon its assets or revenues to secure the obligations under the Senior Credit Facility. The Senior Credit Facility also requires the Company and its subsidiaries to maintain a total leverage ratio and a senior leverage ratio at certain levels and to maintain certain interest expense coverage and fixed charges coverage. In addition, for the 12-month period ending on the closing date and on the last day of any fiscal quarter of the Company thereafter, net revenues derived by the Company from posting tobacco advertisements on advertising displays may not exceed 15% of the net revenues from all advertising displays. The Senior Credit Facility contains various affirmative covenants including, without limitation, a covenant to maintain key man life insurance covering Arthur
     R. Moreno in an amount not less than $5 million and a covenant to enter into hedging arrangements to provide interest rate protection in respect of at least $265 million of the Company's indebtedness.

          Events of Default and Restrictions. The Senior Credit Facility contains customary events of default, including, without limitation, the following: (i) the Company's failure to pay principal or interest when due;
     (ii) the Company's material breach of any covenant, representation or warranty; (iii) customary cross-default provisions; (iv) certain events of bankruptcy, insolvency or reorganization of the Company or its subsidiaries; (v) certain adverse events under ERISA plans of the Company or its subsidiaries; (vi) the levy of certain judgments against the Company or any of its subsidiaries; (vii) any of the agreements or liens securing payment of the obligations of the Company or the Subsidiary Guarantors under the Senior Credit Facility cease to be enforceable or (viii) the destruction or loss without replacement of a certain percentage of the total number of signs owned by the Company during a 12-month period. In addition, the following events constitute events of default under the Senior Credit Facility: (i) except for the Designated Holders (as defined below), any person or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) (A) acquires beneficial ownership of 20% or more of any outstanding class of capital stock having ordinary voting power in the election of directors of the Company or (B) obtains the power to elect a majority of the Company's directors; or (ii) the aggregate amount of capital stock having ordinary voting power in the election of directors of the Company held by the Designated Holders no longer constitutes 40% (or 25% under certain circumstances) of the issued and outstanding capital stock having such voting power; or (iii) either of the Designated Holders owns fewer than 60% of the shares of capital stock of the Company of any class held by them on the date of the closing of the Acquisition Financing; or (iv) a Change of Control (as defined in the Subordinated Credit Facility or in any agreement under which indebtedness is issued to replace indebtedness thereunder) occurs; or (v) the Board of Directors of the Company does not consist of a majority of Continuing Directors. The term "Continuing Directors" means the directors of the Company on the Closing Date and each other director, if such other director's nomination for election to the Board of Directors is recommended by a majority of the then Continuing Directors. The term "Designated Holders" means William S. Levine and Arthur R. Moreno or any trust solely for the benefit of Mr. Levine or his immediate family members or Mr. Moreno or his immediate family members, as the case may be, or any partnership all of the ownership interests in which are beneficially owned or controlled by any of the foregoing; provided that with respect to any such trust or partnership Mr. Levine or Mr. Moreno, as the case may be, has the power to direct the voting of the shares of capital stock held by such trust or partnership. The occurrence of an event of default permits the Lenders to terminate the commitments and accelerate the indebtedness under the Senior Credit Facility.


          Mandatory Prepayments and Reduction in Revolving Credit
     Commitments. The Senior Credit Facility requires with certain exceptions that net cash proceeds from certain sales or transfers of assets of the Company or its subsidiaries or from the issuance, sale or other disposition of capital stock or debt securities by the Company or its subsidiaries be applied first, to payment of outstanding term loans and second, to the permanent reduction of the revolving credit loan commitment then in effect. However, if certain conditions are met, such net cash proceeds may be applied by the Company to refinancing of indebtedness under the Subordinated Credit Facility. In addition, in certain events cash flow of the Company in excess of certain amounts is also required to be applied first, to payment of outstanding term loans and second, to the permanent reduction of the revolving credit loan commitments.


          Purpose of Loans. The proceeds of the loans under the Senior Credit Facility may be used for working capital purposes in the ordinary course of business, retirement of certain indebtedness and financing the Acquisition.


          Closing Date and Conditions Precedent. The closing date under the Senior Credit Facility is the date on which the conditions precedent to making an initial extension of credit thereunder occurs, which conditions are required to be satisfied on or prior to September 30, 1996. One such condition is the requirement that the only condition to consummation of the Acquisition remaining to be satisfied under the Asset Purchase Agreement is the delivery of funds sufficient to pay the purchase price. In addition, the Company is required to have received not less than (i) $240 million in gross cash proceeds of loans under the Subordinated Credit Facility; and
     (ii) in the event that the total leverage ratio on the closing date of the Acquisition Financing exceeds 6.50 to 1.00, such additional amount of gross cash proceeds from the issuance of Common Stock to Mr. Levine and/or Mr. Moreno as shall be necessary to cause such ratio to be equal to or less than 6.50 to 1.00.

          Guarantee and Collateral Agreement. The Company's obligations under the Senior Credit Facility will be guaranteed by the Company's subsidiaries (the "Subsidiary Guarantors") pursuant to a Guaranty and Collateral Agreement in favor of CIBC, as administrative agent for the Lenders, and the Lenders. Each Subsidiary Guarantor's obligations under the Guaranty and Collateral Agreement will be secured by a security interest in all accounts, chattel paper, contracts, documents, equipment, general intangibles, instruments, intellectual property, and inventory of such Subsidiary Guarantor and certain pledged securities.

          Canadian Facility. It is contemplated that a portion of the revolving credit commitment, the Tranche A term loan commitment, the Tranche C term loan commitment and the letter of credit commitment will be provided pursuant to a credit facility (the "Canadian Credit Facility") with Mediacom Inc. ("Mediacom"), a Canadian company being acquired by the Company in the Acquisition, as the borrower. In such event, the corresponding loan commitments and amortization under the Senior Credit Facility will be reduced by the amounts provided under the Canadian Credit Facility. It is contemplated that the Canadian Credit Facility will be incorporated in the Senior Credit Facility and will thus contain terms and provisions substantially similar to those in the Senior Credit Facility and will be secured by a security interest in substantially all of Mediacom's assets, including both real and personal property. Certain terms of the Senior Credit Facility will be amended in connection with the incorporation of the Canadian Credit Facility therein. Mediacom's obligations under the Canadian Credit Facility will be guaranteed by the subsidiaries of Mediacom, the Company and the Subsidiary Guarantors. The guarantee of the Company and the Subsidiary Guarantors will be secured by a security interest in the assets securing the Senior Credit Facility.

  The Subordinated Credit Facility

     The Subordinated Credit Facility is being made available to the Company pursuant to a Senior Subordinated Credit Agreement dated as of July 9, 1996, among the Company, the Subsidiary Guarantors, CIBC, Inc., as the sole initial lender (together with its successors and assigns, the "Bridge Lenders"), and CIBC, as agent for the Bridge Lenders (the "Agent"), the Bridge Lenders have agreed to lend the Company $240 million (the "Bridge Loans"). The Bridge Loans will constitute unsecured, senior subordinated indebtedness of the Company.

     Conversion to Term Loans. Subject to the absence of any existing default or event of default and certain other conditions, the Bridge Lenders have agreed to convert any unpaid Bridge Loans, on the first anniversary of the closing of the Bridge Loans (the "Conversion Date"), into term loans (the "Term Loans"), which will mature on the 10th anniversary of the closing date (the "Maturity Date").

     Interest. Interest on the Bridge Loans and any Term Loans will be a variable rate which will fluctuate monthly in relation to the three-month LIBOR, plus the Applicable Spread. The "Applicable Spread" is an increasing percentage per annum which rises prior to the Conversion Date from the initial Applicable Spread of 6% to 7.5%. On the Conversion Date, the Applicable Spread will increase by 0.5% over the then current Applicable Spread, and will continue to increase by the same increment on each third monthly anniversary following the Conversion Date, subject to a maximum interest rate of 20% per annum. The Subordinated Credit Facility provides that the Company shall have the option to pay any portion of the interest on the Bridge Loans and the Term Loans in excess of 15% per annum by issuing additional Bridge Loan Promissory Notes ("Subsequent Bridge Notes") or additional Term Loan Promissory Notes ("Subsequent Term Notes"), as applicable. Interest is payable with respect to the Bridge Loans on October 15, 1996, January 15, 1997, April 15, 1997 and July 15, 1997, and upon any prepayment and maturity. Interest on the Term Loans is payable on each October 15, January 15, April 15 and July 15 of each year after the Conversion Date, and upon any prepayment and at maturity.

     Voluntary Prepayments. The Company may prepay the Bridge Loans without penalty or premium, in whole or in part. The Term Loans may be prepaid in whole or in part at a prepayment price initially at 101% of the principal amount thereof on the first anniversary of the closing date, increasing annually thereafter to 104% of the principal amount thereof on the fourth and fifth anniversaries and then declining annually to 100% of the principal amount thereof on the ninth anniversary of the closing date, plus accrued interest to the prepayment date. Partial prepayments of Bridge Loans and Term Loans can be made only to the extent that at least $100 million in principal will remain outstanding following such prepayment.


     Mandatory Prepayments. The Company is required to apply net cash proceeds from certain asset sales in excess of $5 million to prepay a portion of the Bridge Loans or Term Loans (collectively, "Loans"), as the case may be, to the extent that such net cash proceeds are not used to prepay term loans and revolving credit loans under the Senior Credit Facility or to make an investment in a related business. The Company is also required, subject to compliance with the terms of the Senior Credit Facility, to apply net proceeds received from the issuance of securities to the prepayment of the Loans.


     Change of Control. Upon a Change of Control (as defined in the Subordinated Credit Facility), each holder of Bridge Loans may require the Company to purchase all or a portion of such holder's Bridge Loans at a purchase price equal to 101% of the outstanding principal amount thereof, plus accrued interest thereon to the date of purchase. Prior to any purchase of the Bridge Loans, the Company is required to either repay its obligations under the Senior Credit Facility or to obtain the consent of the lenders thereunder.

     Conditions Precedent. The obligation of the Bridge Lenders to fund the Bridge Loans is subject to a number of conditions precedent, including, without limitation, satisfaction of the conditions to the consummation of the Acquisition and receipt by the Company of not more than $460 million on a term loan basis under the Senior Credit Facility and an available revolving credit commitment thereunder of not less than $70 million (of which there is required to be at least $40 million of undrawn availability after giving effect to advances initially made thereunder, excluding outstanding letters of credit).

     Covenants. The Subordinated Credit Facility restricts the ability of the Company and its subsidiaries to, among other things: (i) incur indebtedness;
(ii) incur liens; (iii) declare dividends, repurchase its capital stock or prepay, repurchase or make sinking fund payments in respect of any subordinated indebtedness; (iv) make certain investments; (v) guarantee indebtedness; (vi) incur indebtedness unless subordinated to the Bridge Loans; (vii) enter into mergers or consolidations or sell all or substantially all of its business, property or assets, except for the Acquisition and in certain other circumstances; (viii) enter into agreements prohibiting or limiting the ability of subsidiaries of the Company to pay dividends, transfer property or assets to the Company or any other subsidiary of the Company; (ix) enter into transactions with affiliates; (x) sell capital stock of any of the Company's subsidiaries;
(xi) enter into amendments or waivers with respect to the Senior Credit Facility materially adversely affecting the issuance of the Demand Take Out Notes (as defined below); (xii) amend its charter documents; (xiii) refinance the Bridge Loans in part other than through the Demand Take Out Notes or the Exchange Notes (as defined below), except under certain circumstances; (xiv) enter into asset sales, (xv) transfer assets to a subsidiary of the Company other than for payment of fair market value except under certain circumstances; and (xvi) permit its subsidiaries to guarantee certain indebtedness.

     Subordination of Loans and Guarantees of Subsidiaries. The obligations of the Company and of the Subsidiary Guarantors under the Subordinated Credit Facility are subordinated to the rights of holders of senior indebtedness of the Company and the Subsidiary Guarantors, as the case may be.

     Events of Default. The Subordinated Credit Facility contains customary events of default, including, without limitation, the following: (i) the failure to pay principal or interest when due; (ii) certain defaults under agreements relating to other indebtedness; (iii) the material breach of any covenant, representation or warranty; (iv) the levy of certain judgments;
(v) default under a guarantee of a Subsidiary Guarantor relating to the Company's obligations under certain agreements; (vi) the commencement of a proceeding in foreclosure with respect to collateral securing the Senior Credit Facility; and (vii) certain bankruptcy, reorganization and insolvency events. The occurrence of an event of default permits the Bridge Lenders to accelerate the indebtedness under the Subordinated Credit Facility and to pursue other remedies.

     Demand Take Out Notes. The Company is required to take all reasonable actions necessary to the extent within its power, upon request by one or more investment banks (the "Take Out Banks") prior to the Conversion Date to enable the Take Out Banks to publicly sell or privately place senior subordinated notes that the Company issues under an indenture substantially similar to the Senior Subordinated Indenture (as defined below), the proceeds of which are to be used to repay the Bridge Loans in whole or in part and which will be guaranteed by each subsidiary of the Company that guarantees the Bridge Loans (the "Demand Take Out Notes"). The Demand Take Out Notes must be issued either through a public offering or a private placement (and if the latter, must be accompanied by customary registration rights); will mature not earlier than one year after the scheduled final maturity of the term loans under the Senior Credit Facility; will bear interest at a rate determined in accordance with customary procedures for pricing comparable securities and by reference to the current yield on senior subordinated high yield debt securities having a maturity of not less than 10 years and having no principal payments due prior to maturity, provided that the interest rate will in no event exceed the market rate for comparable securities if such Demand Take Out Notes are to be issued on or prior to the six-month anniversary of the closing of the Acquisition Financing, or if issued thereafter, in no event higher than the rate borne by direct obligations of the United States with a maturity date as close as possible to that of the Demand Take Out Notes proposed to be issued, plus 6% per annum; and shall not be issued in an amount greater than the amount necessary to repay the Bridge Loans in full.

     Exchange Notes. At the written request (an "Exchange Request") of the holder of any Term Loan, the Company and each Subsidiary Guarantor are required to enter into a trust indenture in substantially the form attached as an exhibit to the Subordinated Credit Facility (the "Subordinated Indenture") and to issue notes (the "Exchange Notes") thereunder in the form attached to the Subordinated Indenture in exchange for the same principal amount of Term Loans or portion thereof being exchanged. Under the terms of the Subordinated Indenture, Exchange Notes may be issued up to the aggregate principal amount of $240 million plus the amount of any additional Exchange Notes that may become issuable in lieu of cash interest. The Exchange Notes will bear interest at the initial interest rate specified therein, which rate will increase on each three month anniversary of the date of issuance by an additional 0.5%, up to a maximum interest rate of 20% per annum. Interest on the Exchange Notes in excess of 15% per annum may be paid by the Company at its election, by the issuance of additional notes. Interest will be payable quarterly on each January 15, April 15, July 15 and October 15 of each calendar year. The principal will be payable in full on the 10th anniversary of the closing of the Acquisition Financing.

     Mandatory and Optional Redemption. Exchange Notes will be redeemable at the option of the Company in whole or in part at any time at a redemption price beginning at 101% of the principal amount theroef on the first anniversary of the closing date, increasing annually thereafter to 104% of the principal amount thereof on the fourth and fifth anniversaries and then declining annually to 100% of the principal amount thereof on the ninth anniversary of the issue date, plus accrued and unpaid interest to the redemption date.

     Change of Control and Asset Sales. Upon a Change of Control (as defined in the Subordinated Indenture), each holder of Exchange Notes will have the right to require the repurchase by the Company of such holder's Exchange Notes at a purchase price equal to 101% of the outstanding principal amount thereof plus accrued interest to the date of purchase. Under certain circumstances, the Company will be obligated to apply net cash proceeds from sales of assets or securities which are not applied to the repayment of pari passu indebtedness or senior indebtedness or to make investments in related businesses, to repurchase Exchange Notes. The Company will also be obligated to make an offer to purchase the Exchange Notes at a price of 100% of the principal amount thereof plus accrued interest to the date of repurchase, from the net proceeds of a sale of certain debt and equity securities.

     Covenants and Events of Default. The Subordinated Indenture will contain covenants and events of default substantially similar to those contained in the Subordinated Credit Facility.

     Subordination. The Exchange Notes will be subordinated to senior indebtedness of the Company, and the guarantees of the Exchange Notes by the Subsidiary Guarantors will be subordinated to senior indebtedness of such Subsidiary Guarantors, to substantially the same extent and in substantially the same manner as the Loans and guarantees of the Subsidiary Guarantors are subordinated to senior indebtedness of the Company and the Subsidiary Guarantors.


REGISTRATION RIGHTS



     In connection with the Acquisition Financing, the Company agreed to grant to the holders of Exchange Notes (see "Description of Indebtedness and Other Commitments -- The Subordinated Credit Facility") certain registration rights pursuant to a Registration Rights Agreement (the "Bridge Registration Rights Agreement") to be entered into by and among the Company and such holders upon the closing of the Acquisition Financing. Under the Bridge Registration Rights Agreement, holders of at least 25% of the outstanding Exchange Notes may request that the Company file a Registration Statement with the Commission with respect to a continuous offering of Exchange Notes (a "Shelf Registration") pursuant to Rule 415 under the Securities Act. Such request must be made subsequent to 365 days following the closing of the Acquisition Financing. The holders of Exchange Notes may, as a group, request that the Company effect one Shelf Registration. Following the expiration of the 36 month period after the effectiveness of the Shelf Registration, the holders of at least $25 million in aggregate principal amount of Exchange Notes may request that the Company file with the Commission a Registration Statement (the "Exchange Registration") and offer to exchange the Exchange Notes for a like aggregate principal amount of debt securities of the Company, identical in all material respects to the Exchange Notes and entitled to the benefits of the indenture pursuant to which the Exchange Notes were issued, except that such new debt securities shall be registered under the Securities Act pursuant to the Exchange Registration. The holders of Exchange Notes are entitled to request that the Company file one Exchange Registration.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and CIBC Wood Gundy Securities Corp. have severally agreed to purchase from the Company and the Selling Stockholders, the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the
Prospectus:

                                                                                   NUMBER OF
                                   UNDERWRITER                                      SHARES
- ---------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated..................................................
Donaldson, Lufkin & Jenrette Securities Corporation..............................
CIBC Wood Gundy Securities Corp. ................................................

                                                                                   ---------
          Total..................................................................  7,705,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,115,750 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 7,705,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those in which the 7,705,000 shares are being offered.

     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Selling Stockholders and certain other stockholders of the Company, who will hold in the aggregate 14,838,783 shares of Common Stock after the Offering (including currently exercisable options to purchase 2,934,135 shares of Common Stock) have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of the Representatives of the Underwriters.


     CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") is an affiliate of CIBC which is the administrative agent and a lender under the Senior Credit Facility and the Agent under the Subordinated Credit Facility. CIBC, Inc., an affiliate of CIBC Wood Gundy, is expected to hold approximately $124 million in aggregate principal amount of the Bridge Loans. CIBC Wood Gundy acted as dealer manager in connection with the Debt Tender Offer for which it was reimbursed for its costs and expenses and has also provided the Company with financial advisory services in connection with the Acquisition for which it has received customary fees.


                             CERTAIN LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia. Piper & Marbury L.L.P., Baltimore, Maryland, will pass on certain legal matters for the Underwriters in connection with this offering.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995 included in this Prospectus and the Registration Statement of which it is a part have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

     The Consolidated Statement of Operations of Capitol Outdoor Advertising, Inc. and Subsidiary and its predecessor company, Creative Outdoor Advertising of Atlanta, Inc. for the seven month period ended July 31, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994, included in this Prospectus and Registration Statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

     The Gannett Outdoor Combined Statement of Net Assets to be Acquired by Outdoor Systems, Inc. as of December 31, 1994 and 1995 and the Gannett Outdoor Combined Statements of Revenues and Direct Expenses of Net Assets to be Acquired by Outdoor Systems, Inc. for the years ended December 31, 1993, 1994 and 1995 included in this Prospectus and Registration Statement of which it is a part have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon such reports given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission").

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

     With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A and Form 10-K/A2, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, and (iii) Current Report on Form 8-K dated May 22, 1996 and its Current Report on Form 8-K dated July 16, 1996, as amended by Form 8-K/A dated July 18, 1996 and Form 8-K/A2 dated July 30, 1996 have been filed with the Commission and are incorporated in this Prospectus by reference and made a part hereof.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all information incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Outdoor Systems, Inc., Attention: Bill M. Beverage, Chief Financial Officer, Treasurer and Secretary, at 2502 North Black Canyon Highway, Phoenix, Arizona 85009, telephone number (602) 246-9569.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                PAGE
                                                                                ----
        THE COMPANY:
        Independent Auditors' Report..........................................   F-2
        Consolidated Balance Sheets as of December 31, 1994 and 1995 and June
          30, 1996............................................................   F-3
        Consolidated Statements of Operations for the years ended December 31,
          1993, 1994 and 1995 and the six months ended June 30, 1995 and
          1996................................................................   F-4
        Consolidated Statements of Common Stockholders' Equity (Deficiency)
          for the years ended December 31, 1993, 1994 and 1995 and the six
          months ended June 30, 1996..........................................   F-5
        Consolidated Statements of Cash Flows for the years ended December 31,
          1993, 1994 and 1995 and the six months ended June 30, 1995 and
          1996................................................................   F-6
        Notes to Consolidated Financial Statements............................   F-7
        CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY:
        Independent Auditors' Report..........................................  F-19
        Consolidated Statements of Operations for the Periods ended July 30,
          1993, December 31, 1993 and September 30, 1994......................  F-20
        Notes to Consolidated Statements of Operations........................  F-21
        GANNETT OUTDOOR:
        Independent Auditors' Report..........................................  F-24
        Combined Statements of Net Assets to be Acquired as of December 31,
          1994 and 1995 and June 30, 1996.....................................  F-25
        Combined Statements of Revenues and Direct Expenses of Net Assets to
          be Acquired for the years ended December 31, 1993, 1994 and 1995 and six months ended June 30, 1995 and 1996.............................  F-26
        Notes to Combined Financial Statements................................  F-27

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Outdoor Systems, Inc.
Phoenix, Arizona

     We have audited the accompanying consolidated balance sheets of Outdoor Systems, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, common stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Outdoor Systems, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
January 31, 1996, except as to Note 12, the date of which is April 17, 1996 and as to Note 13, the date of which is July 22, 1996

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                           DECEMBER 31,
                                                                       ---------------------    JUNE 30,
                                                                         1994        1995         1996
                                                                       ---------   ---------   -----------
                                                                                               (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..........................................  $   3,658   $   1,739    $   2,655
  Accounts receivable, less allowance for doubtful accounts of
    $1,016, $1,010 and $1,057........................................     16,271      10,971        9,649
  Other current assets, principally prepaid land leases, including
    amounts due from related parties of $59, $62 and $36 (Note 10)...      3,691       2,304        2,351
  Deferred income taxes (Note 8).....................................        421         415          415
                                                                        --------    --------    ---------
         Total current assets........................................     24,041      15,429       15,070
PROPERTY AND EQUIPMENT -- Net (Notes 3 and 4)........................    114,923     111,729      112,457
PERPETUAL LAND EASEMENT LEASED TO OUTDOOR ADVERTISING COMPANIES (Note
  13)................................................................                              23,674
PREPAID LAND LEASES AND OTHER ASSETS.................................      1,545       1,525        1,597
DEFERRED FINANCING COSTS -- Net......................................      5,411       4,275        3,920
DEFERRED INCOME TAXES (Note 8).......................................      5,340       5,255        3,827
                                                                        --------    --------    ---------
                                                                       $ 151,260   $ 138,213    $ 160,545
                                                                        ========    ========    =========
                         LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Accounts payable...................................................  $   1,338   $     642    $     193
  Accrued interest...................................................      4,927       4,843        4,714
  Accrued commissions................................................      1,489         483          413
  Unearned revenue...................................................         --          --          739
  Accrued expenses and other liabilities.............................      1,139         690          956
  Current maturities of long-term debt (Note 4)......................        126         550          173
                                                                        --------    --------    ---------
         Total current liabilities...................................      9,019       7,208        7,188
LONG-TERM DEBT (Note 4)..............................................    155,078     141,719      138,460
OTHER LONG-TERM OBLIGATIONS (Notes 7 and 12).........................        757         984        4,473
                                                                        --------    --------    ---------
         Total liabilities...........................................    164,854     149,911      150,121
                                                                        --------    --------    ---------
COMMON STOCK -- Subject to put option (estimated redemption value
  $4,758 in 1998) (Notes 9 and 12)...................................      2,756       3,420           --
                                                                        --------    --------    ---------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9):
REDEEMABLE PREFERRED STOCK (Notes 2, 5 and 12):
  Exchangeable preferred stock -- 10% cumulative, $1 par value, authorized, issued and outstanding, 24,235 shares (redemption
    value $4,000)....................................................      3,422       3,504           --
  Class A preferred stock -- $1 par value, authorized, issued and
    outstanding, 40,000 shares (redemption value $8,000).............      4,683       5,526           --
  Class B preferred stock -- 9% cumulative, $1 par value, authorized
    5,000 shares; issued and outstanding, 4,619 shares...............      4,619       4,619           --
                                                                        --------    --------    ---------
         Total redeemable preferred stock............................     12,724      13,649           --
                                                                        --------    --------    ---------
COMMON STOCKHOLDERS' EQUITY (DEFICIENCY) (Notes 2, 4,
  5, 6 and 13):
  Common stock -- $.01 par value, authorized, 60,000,000 shares;
    issued, 21,714,566 shares; outstanding, 14,064,269 (1994 and
    1995)............................................................          4           4          180
  Additional Paid in Capital.........................................         --          --       33,987
  Accumulated deficit................................................    (25,025)    (24,718)     (19,690)
  Treasury stock at cost, 5,100,198 shares...........................     (4,053)     (4,053)      (4,053)
                                                                        --------    --------    ---------
         Total common stockholders' equity (deficiency)..............    (29,074)    (28,767)      10,424
                                                                        --------    --------    ---------
                                                                       $ 151,260   $ 138,213    $ 160,545
                                                                        ========    ========    =========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 JUNE 30,
                                      ------------------------------------   -----------------------
                                         1993         1994         1995         1995         1996
                                      ----------   ----------   ----------   ----------   ----------
                                                                                   (UNAUDITED)
REVENUES:
  Outdoor advertising...............  $   56,622   $   59,150   $   74,690   $   34,209   $   41,929
  Less agency commissions...........       7,471        8,073       10,294        4,471        5,700
                                      ----------   ----------   ----------   ----------   ----------
                                          49,151       51,077       64,396       29,738       36,229
  Other income (Note 11)............          --        1,000          417           --          298
                                      ----------   ----------   ----------   ----------   ----------
          Net revenues..............      49,151       52,077       64,813       29,738       36,527
                                      ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES:
  Direct advertising, including
     $140, $139, $139, $70 and $70
     to related parties (Note 10)...      23,721       24,433       30,462       14,596       16,151
  General and administrative,
     including $34, $59, $261, $124
     and $225 to related parties
     (Note 10)......................       2,777        3,357        4,096        2,007        2,213
  Depreciation and amortization.....      10,421        9,165        9,970        4,958        5,259
                                      ----------   ----------   ----------   ----------   ----------
          Total operating
            expenses................      36,919       36,955       44,528       21,561       23,623
                                      ----------   ----------   ----------   ----------   ----------
GAIN ON 1994 DISPOSAL (Notes 2 and
  13)...............................          --        4,325           --           --           --
                                      ----------   ----------   ----------   ----------   ----------
OPERATING INCOME....................      12,232       19,447       20,285        8,177       12,904
INTEREST EXPENSE....................      11,894       16,393       17,199        9,017        7,929
                                      ----------   ----------   ----------   ----------   ----------
INCOME (LOSS) BEFORE ITEMS SET FORTH
  BELOW.............................         338        3,054        3,086         (840)       4,975
INCOME TAX PROVISION
  (Note 8)..........................         227        1,721          318           --        1,990
                                      ----------   ----------   ----------   ----------   ----------
INCOME (LOSS)BEFORE EXTRAORDINARY
  LOSS..............................         111        1,333        2,768         (840)       2,985
EXTRAORDINARY LOSS (Note 2).........       3,287           --           --           --          844
                                      ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS)...................  $   (3,176)  $    1,333   $    2,768   $     (840)  $    2,141
                                      ==========   ==========   ==========   ==========   ==========
LESS STOCK DIVIDENDS, ACCRETIONS AND
  DISCOUNTS ON REDEMPTION (Note
  13)...............................       2,572        1,596        2,461        1,195        3,461
                                      ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS) ATTRIBUTABLE TO
  COMMON STOCKHOLDERS...............  $   (5,748)  $     (263)  $      307   $   (2,035)  $   (1,320)
                                      ==========   ==========   ==========   ==========   ==========
NET INCOME (LOSS) PER COMMON AND
  EQUIVALENT SHARE
  (Notes 1 and 13)
  Income (loss) before extraordinary
     loss...........................  $     (.17)  $     (.02)  $      .02   $     (.12)  $     (.03)
  Extraordinary loss................        (.22)          --           --           --         (.05)
                                      ----------   ----------   ----------   ----------   ----------
  Net income (loss) per common
     share..........................  $     (.39)  $     (.02)  $      .02   $     (.12)  $     (.08)
                                      ==========   ==========   ==========   ==========   ==========
  Weighted average number of
     shares.........................  14,819,223   14,064,269   16,949,385   16,834,464   15,573,117
                                      ==========   ==========   ==========   ==========   ==========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)
                             (DOLLARS IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,            SIX MONTHS
                                                ----------------------------------         ENDED
                                                  1993         1994         1995       JUNE 30, 1996
                                                --------     --------     --------     -------------
                                                                                        (UNAUDITED)
COMMON STOCK:
  Balance, beginning of year..................  $      1     $      4     $      4       $       4
  Additional common shares issued in stock
     exchange (Note 2)........................         3           --           --              --
  Stock split.................................        --           --           --             150
  Initial public offering.....................        --           --           --              26
                                                --------     --------     --------        --------
  Balance, end of year........................         4            4            4             180
                                                --------     --------     --------        --------
ADDITIONAL PAID IN CAPITAL:
  Balance, beginning of year..................        --           --           --              --
  Stock split.................................        --           --           --            (150)
  Initial public offering.....................        --           --           --          36,616
  Preferred stock accretion and discount on
     redemption (Note 13).....................        --           --           --          (2,479)
                                                --------     --------     --------        --------
  Balance, end of year........................        --           --           --          33,987
                                                --------     --------     --------        --------
ACCUMULATED DEFICIT:
  Balance, beginning of year..................   (19,717)     (24,762)     (25,025)        (24,718)
  Net income (loss)...........................    (3,176)       1,333        2,768           2,141
  Common and preferred stock accretion (Notes
     2, 5 and 9)..............................      (545)        (714)      (1,507)           (689)
  Redemption of warrants, increasing rate
     redeemable preferred stock and exchange
     of common stock in connection with
     refinancing (Notes 2, 5 and 9)...........       703           --           --              --
  Preferred stock dividends...................    (2,027)        (882)        (954)           (293)
  Redemption of common stock subject to put
     option...................................        --           --           --           3,869
                                                --------     --------     --------        --------
  Balance, end of year........................   (24,762)     (25,025)     (24,718)        (19,690)
                                                --------     --------     --------        --------
COMMON STOCK IN TREASURY:
  Balance, beginning of year..................    (4,053)      (4,053)      (4,053)         (4,053)
                                                --------     --------     --------        --------
  Balance, end of year........................    (4,053)      (4,053)      (4,053)         (4,053)
                                                --------     --------     --------        --------
TOTAL COMMON STOCKHOLDERS' EQUITY
  (DEFICIENCY)................................  $(28,811)    $(29,074)    $(28,767)      $  10,424
                                                ========     ========     ========        ========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                               SIX MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,               JUNE 30,
                                                                        ---------------------------------    --------------------
                                                                          1993         1994        1995        1995        1996
                                                                        ---------    --------    --------    --------    --------
                                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)...................................................  $  (3,176)   $  1,333    $  2,768    $   (840)   $  2,141
  Gain on sale of land................................................         --          --        (417)         --          --
  Gain on 1994 Disposal...............................................         --      (4,325)         --          --          --
  Extraordinary loss..................................................      3,287          --          --          --         844
  Decrease in deferred taxes..........................................         --       1,324          90          --       1,428
  Amortization of discounts on notes payable..........................        420         383         363         177         912
  Increase in obligations under warrants..............................        133          --          --          --          --
  Depreciation and amortization.......................................     10,421       9,165       9,970       4,958       5,259
  Changes in assets and liabilities, net of effects from acquisitions and disposal (Note 2):
  (Increase) decrease in accounts receivable..........................     (3,247)      1,884       5,300       3,697       1,322
  Decrease in prepaid expenses and other..............................        668         704       2,486         196         210
  Increase (decrease) in accrued interest.............................      3,028         187         (84)          7        (123)
  Increase (decrease) in accounts payable and other liabilities.......        350         850      (1,924)     (1,078)        566
  Decrease in due to related parties..................................       (351)         --          --          --          --
                                                                        ---------    --------    --------    --------    --------
        Net cash provided by operating activities.....................     11,533      11,505      18,552       7,117      12,559
                                                                        ---------    --------    --------    --------    --------
INVESTING ACTIVITIES:
  Investment in bus benches...........................................         --          --          --          --      (1,817)
  Capital expenditures................................................     (4,387)     (4,924)     (7,070)     (4,251)     (2,891)
  Proceeds from sale of land..........................................         --          --         769          --          --
  Payments for 1994 Acquisition.......................................         --     (44,347)         --          --          --
  Net Proceeds from 1994 Disposal.....................................         --      21,715          --          --          --
  Acquisition of perpetual easements..................................         --          --          --          --     (21,525)
                                                                        ---------    --------    --------    --------    --------
        Net cash (used in) investing activities.......................     (4,387)    (27,556)     (6,301)     (4,251)    (26,233)
                                                                        ---------    --------    --------    --------    --------
FINANCING ACTIVITIES:
  Proceeds from long-term debt........................................    125,935      39,252      10,679       5,500      28,353
  Principal payments on long-term debt and capital leases.............   (104,948)    (20,051)    (23,977)    (10,011)    (33,744)
  Principal payments on short-term debt...............................         --        (675)         --          --          --
  Redemption of preferred stock and common stock warrants.............    (21,328)         --          --          --          --
  Cash dividends paid on preferred stock..............................       (282)       (800)       (872)       (416)       (293)
  Transaction fees and expenses relating to refinancing...............     (5,408)         --          --          --          --
  Redemption of preferred and exchangeable preferred stock............         --          --          --          --     (16,369)
  Initial public offering.............................................         --          --          --          --      36,643
                                                                        ---------    --------    --------    --------    --------
        Net cash (used in) provided by financing activities...........     (6,031)     17,726     (14,170)     (4,927)     14,590
                                                                        ---------    --------    --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................      1,115       1,675      (1,919)     (2,061)        916
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD........................        868       1,983       3,658       3,658       1,739
                                                                        ---------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..............................  $   1,983    $  3,658    $  1,739    $  1,597    $  2,655
                                                                        =========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION --
  Cash paid for interest..............................................  $   7,346    $ 14,095    $ 16,162    $  8,479    $  7,616
                                                                        =========    ========    ========    ========    ========
  Cash paid for income taxes..........................................  $     254    $    343    $    227    $    158    $    244
                                                                        =========    ========    ========    ========    ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  In conjunction with acquisitions described in Note 2, liabilities were
    assumed as follows:
  Fair value of assets acquired.......................................  $      --    $ 45,696    $     --          --       -- --
  Cash paid...........................................................         --     (42,636)         --          --          --
                                                                        ---------    --------    --------    --------    --------
  Liabilities assumed and incurred and issuance of notes payable......  $      --    $  3,060    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Accretion of common and preferred stock (Notes 2, 5 and 9)..........  $     545    $    714    $  1,507          --    $    689
                                                                        =========    ========    ========    ========    ========
  Accrued dividends on exchangeable preferred stock...................  $      31    $     82    $     82          94          --
                                                                        =========    ========    ========    ========    ========
  Increasing rate redeemable preferred stock dividends
    (Note 5)..........................................................  $   1,714    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Forgiveness of dividends on increasing rate redeemable preferred
    stock (Note 5)....................................................  $   2,719    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Exchange of common stock for Class B preferred stock, charged
    to accumulated stockholders capital deficiency (Note 2)...........  $   1,900    $     --    $     --          --          --
                                                                        =========    ========    ========    ========    ========
  Additional obligation on CSX transaction (Note 13)..................  $      --    $     --    $     --          --    $  2,198
                                                                        =========    ========    ========    ========    ========

                See notes to consolidated financial statements.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Outdoor Systems, Inc. was incorporated on February 22, 1980, and is engaged principally in the rental of advertising space on outdoor advertising structures in Houston, Atlanta, Phoenix, Denver, New Orleans, Louisville, Tucson and Columbus, Ga.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Outdoor Systems, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Significant accounting policies are as follows:

          a. Cash and cash equivalents -- For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

          b. Property and equipment are recorded at cost. Normal maintenance and repair costs are expensed. Improvements which extend the life or usefulness of an asset are capitalized. Depreciation is computed principally on a straight-line method based upon the following useful lives:

            Buildings............................................   25 to 32 years
            Advertising structures...............................    5 to 15 years
            Vehicles.............................................     3 to 5 years
            Furniture and fixtures...............................          5 years

          c. Deferred financing costs are amortized using the effective interest method over the terms of the related loans.

          d. Intangibles include the excess purchase price over net assets acquired and are amortized over a 15 year period. Amortization expense was $435, $47, and $47 in 1993, 1994 and 1995, respectively.

          e. Revenue recognition -- The Company recognizes revenue from advertising contracts when billed, which is on a straight-line pro rata monthly basis in accordance with contract terms. Costs associated with providing service for specific contracts are expensed as incurred, although such contracts generally extend beyond one month.

          f. Net income (loss) per share -- Primary income (loss) per common and common equivalent share is computed on the weighted average number of common shares outstanding during each year and includes shares issuable upon exercise of stock options when the effect of such issuance is dilutive. Such amounts have been adjusted to reflect the 36.4535-for-1 stock split as discussed in Note 12 and the three for two stock split discussed in Note 13.

          g. New accounting pronouncements -- In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company has not completed the process of evaluating the impact that will result from adopting this Statement. However, management does not believe the adoption will have a significant impact on the Company's financial position and results of operations. SFAS No. 121 is required to be adopted in the first quarter of 1996. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". The Company has determined that it will not change to the fair

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
     value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based compensation. SFAS No. 123 will require additional disclosures in the 1996 financial statements.

          h. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. REFINANCING, ACQUISITIONS AND DISPOSALS

1994 ACQUISITION

     On December 19, 1994, the Company acquired the assets of Capitol Outdoor Advertising, Inc. (the "1994 Acquisition") located in Atlanta, Georgia. This acquisition has been accounted for using the purchase method of accounting, and the results of operations have been included in the consolidated financial statements subsequent to the acquisition. Consideration for this transaction consisted of the following:

    Cash paid.................................................................   $42,636
    Liabilities assumed.......................................................     1,345
                                                                                 -------
              Total...........................................................    43,981
    Acquisition costs.........................................................     1,715
                                                                                 -------
              Total cost of acquisition.......................................   $45,696
                                                                                 =======
    The Company has recorded the assets acquired as shown below:
      Current assets..........................................................   $ 2,789
      Property and equipment, principally advertising structures..............    42,626
      Other long-term assets..................................................       281
                                                                                 -------
              Total...........................................................   $45,696
                                                                                 =======

1994 DISPOSAL

     As a condition of allowing the 1994 Acquisition, the United States Justice Department required the Company to sell substantially all the operating assets of its business then operating in Atlanta (the "1994 Disposal"). This disposal was effective December 19, 1994. Assets sold included billboards, certain other depreciable assets and certain non-cash current assets. These assets were sold for $22,000 plus a short-term note receivable of $1,355 for the non-cash current assets. The resulting gain on sale of $4,325 is included in income for 1994.

     The following table summarizes unaudited pro forma operating results for the Company for the two years in the two-year period ended December 31, 1994, assuming that the 1994 Acquisition and 1994 Disposal had occurred at the beginning of the applicable year and after giving effect to financing costs and purchase accounting adjustments.

                                                                        1993       1994
                                                                       -------    -------
    Consolidated gross revenues.....................................   $66,704    $70,324
                                                                       =======    =======
    Income (loss) before extraordinary loss.........................   $   308    $  (563)
                                                                       =======    =======
    Net income (loss)...............................................   $   185    $  (338)
                                                                       =======    =======

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

REFINANCING

     On August 17, 1993, the Company issued $115.0 million of Senior Notes due 2003 (the "Senior Notes"). The Company used the net proceeds of the Senior Notes and borrowings under a New Credit Facility (Note 4) (which under certain circumstances may be up to $40.0 million), to (i) repay all outstanding borrowings under the Revolving Credit Agreement, (ii) redeem all outstanding shares of the Company's Increasing Rate Redeemable Preferred Stock, (iii) retire the 10% Subordinated Notes and purchase all of the Warrants related thereto and
(iv) pay associated transaction fees and expenses. The redemption of the Increasing Rate Redeemable Preferred Stock resulted in the Company issuing shares of a new series of redeemable preferred stock designated Class B Preferred Stock (Note 5) for 50% of the accrued and unpaid dividends. The balance of the accrued and unpaid dividends have been credited to accumulated deficit. The Class B Preferred Stock will be redeemable on December 31, 2003 and will pay dividends at the rate of 9.0% per annum. In connection with the refinancing the Company: (i) issued Class B Preferred Stock in exchange for certain shares of Common Stock owned by one stockholder; (ii) exchanged a portion of the Junior Subordinated Exchange Notes for Exchangeable Preferred Stock (Note 4), the redemption date of which will be July 1, 2004; (iii) modified the 1990 Subordinated Notes to extend their respective maturities to December 31, 2003, to accrue interest at 7.9% until March 2000 and at 18.0% thereafter and to amend certain covenants relating thereto; (iv) amended the terms of its Series A Preferred Stock (which was redesignated as "Class A Preferred Stock"); and (v) issued to the holders of Common Stock approximately 353 shares of Common Stock for every share of outstanding Common Stock.

     Deferred financing costs of $3,287, associated with borrowings which were retired or redeemed, have been charged as an extraordinary loss as of December 31, 1993.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                                     1994         1995
                                                                   --------     --------
    Advertising structures.......................................  $148,107     $153,080
    Vehicles.....................................................     1,560        1,832
    Furniture and fixtures.......................................     2,406        2,654
    Buildings....................................................     4,674        4,747
    Other........................................................       148          481
    Land.........................................................     5,834        6,628
                                                                   --------     --------
              Total..............................................   162,729      169,422
    Less accumulated depreciation................................    47,806       57,693
                                                                   --------     --------
      Property and equipment -- net..............................  $114,923     $111,729
                                                                   ========     ========

     The Company has granted a security interest in substantially all of its assets to lenders in connection with its existing credit facility.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                     1994         1995
                                                                   --------     --------
    10.75% Senior Notes..........................................  $115,000     $114,670
    Credit Facility, interest at 8.75% as of December 31, 1995...    33,777       21,000
    1990 Subordinated Notes, due through December, 2003, net of
      unamortized discount of $816 and $517, respectively........     5,184        5,483
    Junior subordinated exchange notes, net of unamortized
      discount of $348 and $284, respectively....................       877          941
    Other notes payable, interest at 9.5% as of December 31,
      1995.......................................................       366          175
                                                                   --------     --------
              Total..............................................   155,204      142,269
      Less current maturities....................................       126          550
                                                                   --------     --------
              Total long-term debt -- net........................  $155,078     $141,719
                                                                   ========     ========

     Future maturities of long-term debt as of December 31 are as follows:

                                                                             1995
                                                                           --------
        1996.............................................................  $    550
        1997.............................................................       750
        1998.............................................................     6,598
        1999.............................................................    16,750
        2000.............................................................        --
        Thereafter.......................................................   117,621
                                                                           --------
                  Total..................................................  $142,269
                                                                           ========

     At December 31, 1995, the Company was in compliance with the covenants of its debt agreements.

10.75% SENIOR NOTES

     In connection with the refinancing discussed in Note 2, on August 17, 1993, the Company issued the Senior Notes which mature on August 17, 2003. The Senior Notes are senior, unsecured obligations of the Company ranking pari passu with all other present and future indebtedness of the Company and prior in right of payment to all present subordinated indebtedness of the Company and any future indebtedness of the Company that by its terms is subordinated in right of payment to the Senior Notes. The Company's obligations under the Credit Facility (discussed below) are secured by substantially all the Company's assets and, as a consequence thereof, the holders of such indebtedness will have a prior claim upon those assets.

     The Senior Notes require the Company to comply with certain restrictive covenants which limit, among other things, the amount of additional indebtedness the Company or any of its subsidiaries may incur and the payment of dividends and include other payment restrictions affecting subsidiaries, and prohibits the Company from incurring transactions with affiliates which are less favorable to the Company than if conducted with a third party. Under the Indenture, dividends on Common Stock can be paid when Cumulative Cash Flow (as defined in the Indenture), exceeds specified multiples of interest expense. As of December 31, 1995, the Company is not able to pay dividends on its Common Stock under this restriction.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

CREDIT FACILITY

     In connection with the refinancing discussed in Note 2, the Company entered into a Credit Facility, due December 1999, which consists of a revolving line of credit facility, providing for (i) up to $40.0 million in borrowings that may be used for general corporate purposes, including working capital requirements and acquisitions and (ii) a $1.5 million letter of credit subfacility.

     The commitments of the lenders under the Credit Facility will be reduced by 20% on each December 31, commencing December 31, 1996 through December 31, 1998 and by the remaining 40% on December 31, 1999. The Company is required to repay any borrowings to the extent the aggregate amount outstanding under the Credit Facility exceeds the aggregate commitments in effect from time to time. The Company may prepay borrowings under the Credit Facility.

     At the Company's option, the revolving loans bear interest at a rate per annum based upon moving CD rates or LIBOR. LIBOR loans are available for interest periods of one, two, three, six or twelve months. The applicable margin will vary depending on the Leverage Ratio at the time loans are made.

     The Company's obligations under the Credit Facility are secured by first priority liens (subject to certain permitted encumbrances) on substantially all the assets of the Company.

     The Credit Facility restricts the Company and its subsidiaries other than Unrestricted Subsidiaries (as defined) from, among other things, (i) incurring additional indebtedness and contingent liabilities, (ii) creating liens, (iii) entering into sale and leaseback transactions, (iv) paying dividends (other than to the Company) in excess of certain amounts and effecting certain other transactions involving the capital stock of the Company, and (v) amending the Notes and other material agreements of the Company.

     Moreover, conditions of default arise if tobacco advertisement revenues exceed 20% of the Company's net revenues in 1994 and 15% in any year thereafter. The Credit Facility also restricts the Company's ability to make capital expenditures, investments or consummate acquisitions and requires the Company to comply with financial covenants concerning cash interest coverage and leverage.

1990 SUBORDINATED NOTES

     The Company has the right to prepay the 1990 Subordinated Notes provided that the Company also redeems, pro rata based on face amount outstanding, the Class A Preferred shares (Note 5) at the same time. The 1990 Subordinated Notes pay interest on a cash basis, subject to a deferral provision, at 7.9% of the $6,000 principal amount and were recorded at a discount from the face amount using an imputed interest rate of 16%. The 1990 Subordinated Notes are subordinated and junior in right of payment to the borrowings under the Credit Facility and Senior Notes and are subject to various covenants and restrictions.

FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

     The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Variable rate

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES
long-term debt instruments are estimated to approximate fair values as rates are tied to short-term indices.

     The Senior Notes are estimated to approximate market value as the trade price of those notes approximates par value at December 31, 1995. Other fixed rate long-term debt instruments are estimated to approximate fair values as actual rates are consistent with rates estimated to be currently available for debt of similar terms and remaining maturities.

5. REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock at December 31 consists of the following:

                                                                      1994        1995
                                                                     -------     -------
    Exchangeable Preferred Stock, 10% cumulative dividend, $1 par
      value -- authorized, issued and outstanding, 24,235 shares...  $ 3,422     $ 3,504
    Class A Preferred Stock, $1 par value -- authorized, issued and
      outstanding 40,000 shares....................................    4,683       5,526
    Class B Preferred Stock, 9% cumulative, $1 par value --
      authorized, 5,000 shares; issued and outstanding, 4,619
      shares.......................................................    4,619       4,619
                                                                     -------     -------
              Total redeemable preferred stock.....................  $12,724     $13,649
                                                                     =======     =======

     Exchangeable Preferred Stock has a required redemption in 2004 at a par value of $4,000 and has a dividend rate of 10%. The Company has the option to exchange such preferred stock for Junior Subordinated Exchange Notes.

     Class A Preferred Stock has a mandatory redemption date of December 31, 2003, at a par value of $200 per share or $8,000 plus all accrued and unpaid dividends through the redemption date. The Class A Preferred Stock has been recorded at a discount of 16% which is being accreted through March 31, 1998 by a charge to accumulated deficit. Dividends are declared and paid at the discretion of the Company's Board of Directors. As of December 31, 1994 and 1995, no dividends have been declared or paid. The Company has the option to redeem any or all shares of the Class A Preferred Stock prior to the mandatory redemption date at the redemption rate plus declared and unpaid dividends, if any. The preferred stock also requires mandatory redemption at specified amounts prior to maturity upon the occurrence of the Company's early repayment of its 1990 Subordinated Notes, a significant change in the Company's common stockholders, or a substantial asset transfer. The mandatory redemption price is the greater of the redemption value or the alternative redemption price, as defined in the Company's Articles of Incorporation. The Company is subject to several negative covenants under the Class A Preferred Stock purchase agreement, which limits the Company regarding the subsequent issuances of capital stock. In addition, the holder of the Class A Preferred Stock has the right to elect one member of the Company's Board of Directors.

     Class B Preferred Stock is redeemable in 2003 at a par value of $4,619 plus all accrued and unpaid dividends through the redemption date, and was issued by the Company in connection with the refinancing discussed in Note 2.

6. STOCK OPTIONS

     The Company has issued options to purchase shares of the Company's common stock at values believed to represent the fair value of such shares at date of grant. No options were issued during 1994 or 1995. As of December 31, 1994 and 1995, outstanding options were 2,984,132 shares (2,309,804 at $.07 and 674,328 at $1.24 per share).

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

     The options outstanding are fully exercisable and have no expiration date. As of December 31, 1995, no options have been exercised.

7. BENEFIT PLANS

     The Company has established an Incentive Plan (the "Plan") covering certain managers and key employees. Incentive Awards ("Awards") made under the Plan in the form of shares of phantom stock are at the discretion of the Board of Directors and are based on the individual's performance. Awards are valued each year based upon the estimated value of the Company. The awards are vested at the date of grant and any increases in value vest over a four year period. Distributions are made over a ten year period, which begins upon termination of employment. For the years ended December 31, 1993, 1994 and 1995, the Company charged earnings for compensation expense of $134, $218 and $304, respectively.

     The Company has a 401(k) savings plan under which it has the discretion of making contributions as a percentage of employee contributions. For the years ended December 31, 1993, 1994 and 1995, the Company's contributions to the 401(k) plan were $43, $49 and $56, respectively.

8. INCOME TAXES

     The provision (benefit) for income taxes is composed of the following for the years ended December 31,

                                                                 1993      1994      1995
                                                                 ----     ------     ----
    Current
      Federal..................................................  $ --     $  179     $ 50
      State -- including franchise taxes.......................   227        218      177
                                                                 ----     ------     ----
    Total current..............................................   227        397      227
      Deferred.................................................    --      1,324       91
                                                                 ----     ------     ----
              Total income tax provision.......................  $227     $1,721     $318
                                                                 ====     ======     ====

     The Company has federal net operating loss carryforwards of approximately $17,457 as of December 31, 1995. These net operating loss carryforwards expire as follows: $1,047 (2003), $3,494 (2004), $4,308 (2005), $4,104 (2006), $1,193
(2007), $3,243 (2008), and $68 (2009).

     On January 1, 1992, the Company experienced a change in ownership, as defined, under Section 382 of the Internal Revenue Code. The effect of this is to place an annual limit of $4,500 on the use of historic net operating losses through December 31, 1991. To the extent that this limit exceeds the actual loss used in any taxable year, such excess may be carried forward to the following year.

     The Company believes, based on operating results in 1995, and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to utilize all of the $17,457 net operating loss carryforwards prior to their ultimate expiration in the year 2009. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

     The tax effected temporary differences and carryforwards comprising deferred taxes at December 31, are as follows:

                                                                       1994         1995
                                                                      -------    ----------
    Current:
      Financial statement expenses not currently deductible for
         income tax purposes.......................................   $   421     $    415
                                                                      -------      -------
    Non-current:
      Financial statement expenses not currently deductible for
         income tax purposes.......................................       181          393
      Excess of tax over book depreciation.........................    (1,184)      (1,992)
      Tax loss and other credit carryforwards......................     7,428        6,854
      Valuation allowance..........................................    (1,085)          --
                                                                      -------      -------
                                                                        5,340        5,255
                                                                      -------      -------
              Total deferred tax asset.............................   $ 5,761     $  5,670
                                                                      =======      =======

     The following is a reconciliation of the income taxes to the statutory rates:

                                                                     1993     1994     1995
                                                                     ----     ----     ----
    Statutory rate.................................................   34 %     34%      34 %
    Impact of adjustment to valuation allowance....................   --       --      (34 )
    Impact of the net operating losses.............................  (34 )     --       --
    State income taxes, franchise tax..............................   67       20        7
    Other..........................................................   --        2        3
                                                                               --
                                                                     ---               ---
    Reported rate..................................................   67 %     56%      10 %
                                                                     ===       ==      ===

9. COMMITMENTS AND OTHER

COMMON STOCK SUBJECT TO PUT OPTION

     In 1990, the Company issued 1,072,662 shares of common stock in connection with the financing of an acquisition. Under certain circumstances, the Company has the option to redeem the common stock at any time prior to March 1998; however, subsequent to March 1998, at the request of the holder, the Company is required to redeem the common stock at a redemption price based upon the appraised value of the common stock as of the redemption date.

     Because this common stock is subject to redemption at the option of the holder, the Company is accreting the stock to its estimated appraised value over the redemption period based upon annual estimates of value determined as a multiple of cash flow. Accretion is calculated on a straight-line basis and is charged directly to stockholders' deficit. Annual changes in value are reflected retroactively.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

LEASES

     The Company leases land and equipment under operating leases with various terms expiring at various dates. Certain of the land leases provide for periodic rental increases. At December 31, 1995, minimum annual rentals under all operating leases for the next five years are as follows:

        1996..............................................................  $12,659
        1997..............................................................    8,418
        1998..............................................................    5,128
        1999..............................................................    2,347
        2000..............................................................      799
        Thereafter........................................................    4,660
                                                                            -------
                  Total...................................................  $34,011
                                                                            ========

     Operating lease expense was $9,757, $9,969 and $13,533 for 1993, 1994 and 1995, respectively.

LITIGATION

     The Company is involved in various legal matters that management considers to be in the normal course of business. In management's opinion, based upon the advice of legal counsel, such matters will be settled without material effect on the Company's financial position or results of operations.

10. TRANSACTIONS WITH RELATED PARTIES

     During 1993, 1994 and 1995, the Company entered into a number of transactions with officers and/or stockholders of the Company, affiliated companies and affiliated partnerships.

     The following summarizes those transactions as of and for the years ended December 31:

                                                                  1993      1994      1995
                                                                  -----     -----     -----
    Due from employees and related parties, included in other
      current assets............................................  $ 101     $  59     $  62
                                                                   ====      ====      ====
    Rental income from affiliated company.......................  $  60     $  45     $  24
                                                                   ====      ====      ====
    Land rent paid to affiliated company and related parties....  $ 140     $ 139     $ 139
                                                                   ====      ====      ====
    Administrative services agreement...........................  $  94     $ 104     $  35
                                                                   ====      ====      ====
    Services agreement..........................................  $ 351     $ 250     $ 350
                                                                   ====      ====      ====

11. QUARTERLY DATA (UNAUDITED)

                                                 1ST QTR.      2ND QTR.     3RD QTR.     4TH QTR.
                                                 ---------     --------     --------     --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1994:
  Net revenues.................................  $  10,502     $ 12,798     $ 13,457     $ 15,320
  Operating income.............................      1,661        3,891        4,308        5,262
  Gain on 1994 Disposal........................         --           --           --        4,325
  Net income (loss)............................     (1,397)          (5)        (546)       3,281
  Net income (loss) per common share...........       (.14)        (.04)        (.08)         .24

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

     The fourth quarter of 1994 includes other income of $1.0 million relating to cash payments received from the early termination of agreements made in connection with an acquisition in 1992.

1995:
  Net revenues.................................  $  13,758     $ 15,979     $ 16,886     $ 18,190
  Operating income.............................      3,048        5,128        5,586        6,523
  Net income (loss)............................     (1,265)         425        1,400        2,208
  Net income (loss) per common share...........       (.11)        (.01)         .04          .10

12. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     In February 1996, the Company reached an agreement with the holders of the Common Stock Subject to Put Option (Note 9) under which such stockholders will sell these shares at the time the Company completes an initial public offering ("IPO") if the IPO occurs in 1996. The Company will utilize a portion of the net proceeds from the IPO to redeem at par or face value all of the outstanding Class A Preferred Stock and the 1990 Subordinated Notes which are also held by these shareholders.

     The Company is preparing for an IPO of its common stock, which if successful will result in the removal of the put option as discussed above. The removal of the put option will result in the liability representing the Common Stock Subject to Put Option to be credited to stockholders' equity.

     In connection with the IPO contemplated during 1996, the Company's Board of Directors adopted a resolution which on April 17, 1996 increased the authorized number of common shares to 60,000,000 and split the common stock 36.4535 for 1. In addition, the Board of Directors authorized the issuance of 12,000,000 shares of preferred stock, the terms of which will be designated at the time of issuance. All per share information in these financial statements has been adjusted to give effect to this split.

     In connection with the IPO, effective January 1, 1996, the Company ceased allocating amounts to the accounts maintained under the Incentive Plan (Note 7). The Company is offering to each current employee who is a participant in the Incentive Plan the alternative of having their account settled in cash, in shares of the Common Stock of the Company, or both, with actual distributions of cash or Common Stock subject to both vesting requirements and terms and conditions similar to those under which distributions would have been made under the Incentive Plan. To the extent participants elect to settle their accounts in Common Stock, the Company would issue (subject to the vesting requirements and distribution terms and conditions) to such participants Common Stock at the initial public offering price. As of December 31, 1995, approximately $1.0 million has been previously charged to expense and is accrued as a liability. Those portions of accounts under the Incentive Plan that were not vested as of January 1, 1996 aggregating $0.6 million will vest and will be charged to expense over a four-year period under a new vesting schedule following the settlement.

     Upon completion of the IPO, the Company will issue options for 1,216,049 common shares to key employees at an exercise price equal to the IPO price. Such options will vest over a four year period.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

13. UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial statements. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

COMPLETION OF INITIAL PUBLIC OFFERING

     On April 24, 1996, the Company completed its IPO by selling 4,016,088 shares of its Common Stock. The Company received approximately $37.4 million net of underwriting discounts and commissions.

REDEMPTION OF DEBENTURES AND PREFERRED STOCK

     As contemplated in the IPO completed April 24, 1996, the Company redeemed $6,108 of Subordinated Debt and $10,364 of Preferred Stock for cash of $7,514 and $12,619, respectively. These redemptions of the subordinated debt resulted in an extraordinary loss of $844, net of tax benefit of $562 and the redemption of the Preferred Stock resulted in a reduction of income attributable to common share holdings of $2,254, representing the unamortized discount on the Preferred Stock.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". The adoption of SFAS No. 121 had no effect on these interim unaudited financial statements.

ACQUISITIONS

     On May 22, 1996, the Company completed the acquisition of perpetual easements from CSX Realty Development Corporation ("CSX") for $21.6 million in cash and certain future payments in an aggregate amount not to exceed $10.0 million payable over a period of ten years beginning no later than the year 2006 with the exact amount and timing to be determined based upon the results of the Company's operations of the easements. The perpetual easements are located on real property interests of CSX for the purpose of licensing rights to operate outdoor advertising displays which are leased to independent outdoor advertising companies and will be amortized on a straight line basis over 40 years.

     On July 9, 1996, the Company signed a purchase agreement with Gannett Co., Inc. under which the Company will acquire Gannett Outdoor for $690.0 million cash, subject to certain working capital adjustments on the date of closing. The Company has obtained a commitment for the financing. The completion of the transaction is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

                     OUTDOOR SYSTEMS, INC. AND SUBSIDIARIES

STOCK SPLIT

     On June 27, 1996, the Board of Directors authorized a 3 for 2 stock split in the form of a stock dividend payable on July 22, 1996 to holders of record on July 8, 1996. All share and per share data in these financial statements have been adjusted to reflect the split.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Outdoor Systems, Inc.
Phoenix, Arizona

     We have audited the accompanying consolidated statements of operations of Capitol Outdoor Advertising, Inc. and Subsidiary and its predecessor company, Creative Outdoor Advertising of Atlanta, Inc. ("historical information") (together the "Company"), for the seven month period ended July 30, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994. The Company was acquired in December 1994 by Outdoor Systems, Inc. (Note 1). This historical information is the responsibility of Company management. Our responsibility is to express an opinion on the historical information based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the historical information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the historical information. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the historical information referred to above presents fairly, in all material respects, the results of operations of the Company for the seven month period ended July 30, 1993, the five month period ended December 31, 1993 and the nine month period ended September 30, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
January 16, 1995

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 1993
                                                      ---------------------------       1994
                                                      SEVEN MONTH     FIVE MONTH    -------------
                                                      PERIOD ENDED   PERIOD ENDED    NINE MONTH
                                                        JULY 30,     DECEMBER 31,   PERIOD ENDED
                                                          1993           1993       SEPTEMBER 30,
                                                      ------------   ------------   -------------
                                                                    (000'S OMITTED)
REVENUES:
  Outdoor advertising...............................    $ 10,516       $  8,108        $15,559
  Less agency commission............................      (1,461)        (1,151)        (2,245)
                                                         -------        -------        -------
          Net revenues..............................       9,055          6,957         13,314
                                                         -------        -------        -------
OPERATING EXPENSES:
  Direct advertising................................       5,362          3,557          6,838
  General and administrative........................       1,949          1,165          2,233
  Depreciation and amortization.....................       1,464          1,016          1,837
  Other -- net......................................           2            691            966
                                                         -------        -------        -------
          Total operating expenses..................       8,777          6,429         11,874
                                                         -------        -------        -------
OPERATING INCOME....................................         278            528          1,440
INTEREST EXPENSE -- Net.............................       5,156          1,438          2,733
                                                         -------        -------        -------
LOSS BEFORE INCOME TAX BENEFIT......................      (4,878)          (910)        (1,293)
INCOME TAX BENEFIT..................................          --            318            512
                                                         -------        -------        -------
NET LOSS............................................    $ (4,878)      $   (592)       $  (781)
                                                         =======        =======        =======

              See notes to consolidated statements of operations.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
                    SEVEN MONTH PERIOD ENDED JULY 30, 1993,
                 FIVE MONTH PERIOD ENDED DECEMBER 31, 1993 AND
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1994

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     On December 19, 1994, Outdoor Systems Inc., ("OSI") acquired from a subsidiary of CIGNA Corporation ("CIGNA") all of the outdoor operating assets of Capitol Outdoor Advertising, Inc. ("Capitol"), a company engaged in the outdoor advertising business in Atlanta, Georgia, for $38,750,000 plus additional consideration for certain working capital assets. This statement of operations of Capitol, is prepared on the basis set forth below:

     During the seven month period ended July 30, 1993, Capitol operated as Creative Outdoor Advertising of Atlanta, Inc. ("Creative") which was a subsidiary of Adams Outdoor Advertising ("Adams"). On July 30, 1993, in partial settlement of amounts owed CIGNA by Adams, a subsidiary of CIGNA acquired from Adams substantially all of the assets of Creative and assumed its liabilities. At that date, the name was changed from Creative to Capitol. As a result, during the period covered by these consolidated financial statements, Capitol was a subsidiary of two different parent companies with two different cost bases. The statement of operations for the seven month period ended July 30, 1993, when Creative was a subsidiary of Adams, is, therefore, not comparable to the statements of operations for the five and nine month periods ended December 31, 1993 and September 30, 1994, respectively, when Capitol was a subsidiary of CIGNA.

     The consolidated statements of operations includes historical operations of the operations of Capitol under the ownership discussed above and may not be representative of the operations under different ownership. Management fees of $369,700 during the seven month period ended July 30, 1993, have been included in administrative expenses.

     A summary of significant accounting policies:

     a. Revenues are recognized from advertising contracts when billed, which is on a monthly basis in accordance with contract terms. Costs associated with providing service for specific contracts are charged to expense as incurred, although such contracts generally extend beyond one month.

     b. Depreciation expense is computed using the straight-line method at rates estimated to depreciate the applicable assets over their estimated useful lives.

     c. Barter Transactions -- In the normal course of business, the Company enters into barter transactions which represent the exchange of advertising for goods or services recorded generally at the estimated fair value of the products or services received. Barter revenue is recognized when advertising services are rendered, and barter expense is recognized when the related product or services are received.

2.  INCOME TAXES

     During the five month period ended December 31, 1993 and the nine month period ended September 30, 1994, the Company was included in the consolidated United States federal income tax return filed by CIGNA. In accordance with a tax sharing agreement, the provision for federal income tax expense or benefit allocated to the Company is computed as if the Company was filing a separate federal income tax return and includes benefits that were available by virtue of the Company being included in CIGNA's consolidated tax return filing.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

The components of the benefit for income taxes are as follows:

                                                          FIVE MONTH       NINE MONTH
                                                         PERIOD ENDED     PERIOD ENDED
                                                         DECEMBER 31,     SEPTEMBER 30,
                                                             1993             1994
                                                         ------------     -------------
                                                                (000'S OMITTED)
        Current:
          Federal......................................         --           $  (796)
          State........................................         --              (231)
                                                                          -------------
        Total current..................................         --            (1,027)
        Deferred.......................................     $ (318)              515
                                                         ------------     ----------- --
                  Total benefit for income taxes.......     $ (318)          $  (512)
                                                         ============     =============

     A reconciliation of the difference between the benefit for income taxes at the statutory United States federal income tax rate is as follows for the nine month period ended September 30, 1994:

                                                          FIVE MONTH       NINE MONTH
                                                         PERIOD ENDED     PERIOD ENDED
                                                         DECEMBER 31,     SEPTEMBER 30,
                                                             1993             1994
                                                         ------------     -------------
                                                                (000'S OMITTED)
        Income tax at statutory United States federal
          income tax rate..............................     $ (318)          $  (440)
        (Decrease) increase in taxes:
          State taxes -- net...........................         --               (76)
          Other........................................         --                 4
                                                         ------------     ----------- --
                  Total................................     $ (318)          $  (512)
                                                         ============     =============

     Deferred income taxes are generally recognized when assets and liabilities have different carrying values for financial statement and tax reporting purposes. These differences result primarily from depreciation

3.  INTEREST

     Substantially all interest expense reflected in the consolidated statements of operations for the periods ended December 31, 1993 and September 30, 1994 arose from debt due to affiliates. All such debt was repaid from the proceeds from the sale to OSI.

     Substantially all interest expense for the seven month period ended July 31, 1993 arose from debt due to CIGNA, which as explained in Note 1, was partially settled through the acquisition of Creative by CIGNA.

4.  COMMITMENTS AND CONTINGENCIES

     The Company leases signs and space on which to place signs in commercial and industrial zoned areas along high-traffic routes in cities or close to highly populated urban areas. The Company also leases a building used in its operations. These leases have terms ranging from one to fifteen years.

                CAPITOL OUTDOOR ADVERTISING, INC. AND SUBSIDIARY

     Creative entered into a master lease agreement in 1991 with Adams Outdoor Leasing Company, Inc. ("AOL"), a company related through common ownership. Lease rents of approximately $266,000 were paid to AOL in the seven month period ended July 31, 1993.

     At September 30, 1994, minimum rental payments under these noncancelable operating leases having terms greater than one year are approximately as follows:

            1994....................................................  $   792,750
            1995....................................................    2,200,409
            1996....................................................    1,687,344
            1997....................................................    1,337,313
            1998....................................................      929,407
            1999....................................................      637,145
                                                                       ----------
                      Total.........................................  $ 7,584,368
                                                                       ==========

     In some of the localities in which the Company operates, outdoor advertising is the object of restrictive, and in some cases, prohibitive zoning regulations. Management expects federal, state and local regulations to continue to be a significant factor in the operation of the Company's business. It is not possible to predict the extent to which such regulations could affect future earnings.

     The Company is the defendant in certain legal matters, the outcome of which is currently unknown. Management believes the Company's liability, if any, will not have a material effect in the accompanying consolidated financial statements.

5.  DEFERRED SAVINGS AND PROFIT SHARING PLAN

     The Company has a 401(k) deferred savings and profit sharing plan. Employees must have attained age 21 and completed one year of service to participate in the Plan. Employees may contribute up to 10% of their salaries, and the Company matches employee contributions at the rate of 50% (to a maximum of 3% of the employee's compensation). The Company's expense related to the plan totaled approximately $27,000, $28,000 and $9,000 for the seven, five and nine month periods ended September 30, 1994, respectively.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

Gannett Co., Inc.
Arlington, Virginia

     We have audited the accompanying combined statements of net assets to be acquired by Outdoor Systems, Inc. as of December 31, 1995 and 1994, and the related combined statements of revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. (collectively, "the financial statements") for each of the three years in the period ended December 31, 1995, pursuant to the Asset Purchase Agreement among Gannett Co., Inc. and Outdoor Systems, Inc. dated July 9, 1996, as described in Note 1 to the financial statements. The financial statements include the accounts of the entities set forth in Note 1, all of which (collectively "Gannett Outdoor") are under common ownership and common management of Gannett Co., Inc. These financial statements are the responsibility of the management of Gannett Outdoor. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements were prepared to present the combined net assets and the revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. pursuant to the Asset Purchase Agreement described in Note 1, and are not intended to be a complete presentation of Gannett Outdoor's assets and liabilities or revenues and direct expenses.

     In our opinion, such combined financial statements present fairly, in all material respects, the combined net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. pursuant to the Asset Purchase Agreement described in Note 1, as of December 31, 1995 and 1994, and the combined revenues and direct expenses of net assets of Gannett Outdoor to be acquired by Outdoor Systems, Inc. for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

July 25, 1996

                                GANNETT OUTDOOR

              COMBINED STATEMENTS OF NET ASSETS TO BE ACQUIRED BY
                             OUTDOOR SYSTEMS, INC.
                             (DOLLARS IN THOUSANDS)

                             ASSETS TO BE ACQUIRED

                                                                        DECEMBER 31,
                                                                   -----------------------      JUNE 30,
                                                                     1994          1995           1996
                                                                   ---------     ---------     -----------
                                                                                               (UNAUDITED)
CURRENT ASSETS:
  Cash...........................................................  $   2,460
  Marketable securities..........................................         12     $      12
  Receivables -- net.............................................     46,598        53,127      $  60,426
  Other current assets -- principally prepaid leases.............     13,843        15,038         20,776
                                                                    --------      --------       --------
         Total current assets....................................     62,913        68,177         81,202
PROPERTY AND EQUIPMENT -- Net (Note 3)...........................    141,204       136,183        132,636
INTANGIBLES -- Net (Note 3)......................................     43,841        42,046         41,243
OTHER ASSETS.....................................................      1,235         1,242          1,175
                                                                    --------      --------       --------
         Total assets to be acquired.............................    249,193       247,648        256,256
                                                                    --------      --------       --------
                                 LIABILITIES TO BE ASSUMED AND NET ASSETS
CURRENT LIABILITIES:
  Accounts payable...............................................      8,983         8,042         13,136
  Accrued liabilities............................................      6,757         7,652          8,914
  Deferred income................................................      1,381           878          1,063
                                                                    --------      --------       --------
         Total current liabilities...............................     17,121        16,572         23,113
DEFERRED TAXES (Note 8)..........................................      6,737         6,853          6,856
OTHER LIABILITIES................................................        653           283            349
                                                                    --------      --------       --------
         Total liabilities to be assumed.........................     24,511        23,708         30,318
COMMITMENTS AND CONTINGENCIES (Note 5)
                                                                    --------      --------       --------
NET ASSETS TO BE ACQUIRED........................................  $ 224,682     $ 223,940      $ 225,938
                                                                    ========      ========       ========

                  See notes to combined financial statements.

                                GANNETT OUTDOOR

                        COMBINED STATEMENTS OF REVENUES
                       AND DIRECT EXPENSES OF NET ASSETS
                    TO BE ACQUIRED BY OUTDOOR SYSTEMS, INC.
                             (DOLLARS IN THOUSANDS)

                                                                            SIX MONTH PERIODS
                                                                                  ENDED
                                             YEARS ENDED DECEMBER 31,           JUNE 30,
                                          ------------------------------   -------------------
                                            1993       1994       1995       1995       1996
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
REVENUES:
  Net advertising revenues..............  $225,165   $235,236   $247,271   $115,888   $117,733
  Other income (loss)...................        25        (67)       193        266        201
                                          --------   --------   --------   --------   --------
          Total revenues................   225,190    235,169    247,464    116,154    117,934
                                          --------   --------   --------   --------   --------
DIRECT EXPENSES (Note 6):
  Direct advertising....................   159,927    163,362    171,091     82,955     82,410
  General and administrative............    30,572     33,866     33,101     16,123     17,169
  Depreciation and amortization.........    19,669     19,692     17,262      8,743      8,822
                                          --------   --------   --------   --------   --------
          Total operating expenses......   210,168    216,920    221,454    107,821    108,401
                                          --------   --------   --------   --------   --------
EXCESS OF REVENUES OVER DIRECT
  EXPENSES..............................  $ 15,022   $ 18,249   $ 26,010   $  8,333   $  9,533
                                          ========   ========   ========   ========   ========

                  See notes to combined financial statements.

                                GANNETT OUTDOOR

                     NOTES TO COMBINED FINANCIAL STATEMENTS
             THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
            UNAUDITED SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

1. BASIS OF PRESENTATION

     On July 9, 1996, Gannett Co., Inc. ("Gannett") and Outdoor Systems, Inc. ("Outdoor Systems") signed an agreement under which Outdoor Systems will acquire substantially all of the outdoor advertising business of Gannett ("the Purchase Agreement"). The Gannett Outdoor Advertising Business in Houston, Texas is not reflected in these financial statements because it is not covered by the Purchase Agreement. Consummation of the Purchase Agreement is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

     The accompanying combined statements of net assets to be acquired by Outdoor Systems and the related combined statements of revenues and direct expenses of net assets to be acquired by Outdoor Systems include the accounts of the outdoor advertising division of Gannett and the accounts of its outdoor advertising subsidiaries, Mediacom Inc. and New York Subways Advertising Co. (referred to collectively as "Gannett Outdoor" or "the Companies"). The Companies operate the outdoor advertising business of Gannett and have no separate legal status or existence.

     The statement of net assets to be acquired by Outdoor Systems includes the assets and liabilities of Gannett Outdoor on the historical cost basis of Gannett. The related statement of revenues and direct expenses includes historical revenues and direct expenses of the Companies when owned by Gannett and may not be representative of the revenues and direct expenses when under different ownership. These financial statements reflect certain direct expenses that are administered by Gannett and are allocated to Gannett Outdoor (Note 6). Certain other indirect expenses which are reflected as a part of Outdoor Advertising operations of Gannett have been excluded from these financial statements because of their indirect nature. The expenses reflected in these statements are not necessarily indicative of the costs and expenses that would have resulted had the Companies been operated by Outdoor Systems. Charges for interest and taxes have not been included in these financial statements because they are considered to be corporate expenses of Gannett and not allocable to the Companies.

     Because the financial statements are not those of a separate legal entity and the related cash flow activities for the years would not be practicable to obtain or meaningful, a separate statement of cash flows is not presented.

     The Companies are engaged principally in the rental of advertising space on outdoor advertising structures in the New York Tri State area, Michigan, Chicago, California, Kansas City, St. Louis, Denver, and throughout Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

     Revenues -- The Companies recognize revenues when billed, which is on a monthly straight-line pro rata basis in accordance with contract terms. Costs associated with providing service for specific contracts are expensed as incurred, although such contracts generally extend beyond one month.

                                GANNETT OUTDOOR

     Property and equipment are recorded at cost. Normal repairs and maintenance are expensed while improvements which extend the useful life of the asset are capitalized. Depreciation is computed on a straight-line basis over the following useful lives:

            Buildings............................................   30 to 40 years
            Advertising structures...............................   10 to 30 years
            Vehicles.............................................    4 to 15 years
            Other equipment......................................    5 to 10 years

     Intangibles are principally excess of purchase price over net assets acquired and those acquired after October 31, 1970 are amortized over 40 years. The Companies periodically review for changes in circumstances to determine whether there are conditions that indicate that the carrying amount of such assets may not be recoverable. If such conditions are deemed to exist, the Companies will determine whether estimated future undiscounted cash flows are less than the carrying amount of such assets, in which case the Companies will calculate an impairment loss. Any impairment loss will be recorded as a component of the operating expenses.

     Foreign Currency assets and liabilities are generally translated into U.S. dollars using the exchange rates in effect at the statement of net assets date. Revenue and direct expenses are generally translated using the average exchange rate throughout the period.

     Use of Estimates -- The preparation of these financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

3. PROPERTY AND EQUIPMENT AND INTANGIBLES

     Property and equipment consist of the following at December 31:

                                                                     1994         1995
                                                                   --------     --------
    Advertising structures.......................................  $249,971     $253,716
    Equipment....................................................    33,694       35,612
    Buildings and improvements...................................    23,953       24,186
    Construction in progress.....................................     2,099        3,816
    Land.........................................................     9,936       10,437
                                                                   --------     --------
              Total..............................................   319,653      327,767
    Less accumulated depreciation................................   178,449      191,584
                                                                   --------     --------
      Property and equipment -- net..............................  $141,204     $136,183
                                                                   ========     ========

     Depreciation expense was $16,628, $16,725 and $15,467 for the three years ended December 31, 1993, 1994 and 1995, respectively.

     Intangibles consist of the following at December 31:

                                                                     1994         1995
                                                                   --------     --------
    Total intangibles............................................  $ 57,673     $ 57,255
    Less accumulated amortization................................    13,832       15,209
                                                                   --------     --------
    Intangibles -- net...........................................  $ 43,841     $ 42,046
                                                                   ========     ========

                                GANNETT OUTDOOR

     Amortization expense was $3,041, $2,967 and $1,795 for the three years ended December 31, 1993, 1994 and 1995, respectively.

4. EMPLOYEE BENEFIT PLANS

     Substantially all of the Companies' non-union domestic employees are covered by Gannett's principle defined benefit retirement plan. (Note 6) Under the terms of the Purchase Agreement, Gannett will retain all domestic pension obligations and will retain all plan assets.

     Mediacom, Inc., Gannett Outdoor's Canadian operation, maintains a combination of a defined benefit/defined contribution pension plan which provides retirement benefits for substantially all employees based on length of service and remuneration. Pension obligations are funded with independent trustees in accordance with legal requirements.

     The Plan's funded status at December 31, 1994, the date of the most recent actuarial valuation, less amounts applicable to the defined contribution plan and amounts recognized in the combined statement of net assets to be acquired at December 31, 1995 are as follows:

        Accumulated benefit obligation....................................  $ 9,512
        Effect of projected future compensation increases.................    4,362
                                                                            -------
        Projected benefit obligation......................................   13,874
        Plan assets at fair value.........................................   13,540
                                                                            -------
        Plan assets less than projected benefit obligation................      334
        Unrecognized loss.................................................       67
                                                                            -------
        Accrued pension cost..............................................  $   267
                                                                            ========

     Assumptions at December 31 used in accounting for the Plan were as follows:

                                                                 1993     1994     1995
                                                                 ----     ----     ----
        Discount or settlement rate............................  8.0 %    8.0 %    8.0 %
        Rate of increase in compensation levels................  6.5 %    6.5 %    6.5 %
        Expected long-term rate of return on Plan assets.......  8.0 %    8.0 %    8.0 %

     The Plan's assets consist of money market accounts and investments in common stocks, mutual funds, real estate and corporate bonds.

     In addition, the Company has 401(k) plans for substantially all United States employees and certain locations have union sponsored pension plans for union employees to which the Company makes contractual contributions. The companies contributed $116, $136 and $153 to these plans for the three years ended December 31, 1993, 1994 and 1995, respectively.

                                GANNETT OUTDOOR

5. COMMITMENTS AND CONTINGENCIES

     Leases -- The Companies lease land, buildings and equipment under operating leases with various terms expiring at various dates. At December 31, 1995, minimum annual rentals under all non cancellable operating leases are as follows:

        1996..............................................................  $ 3,141
        1997..............................................................    3,125
        1998..............................................................    3,071
        1999..............................................................    2,536
        2000..............................................................    1,609
        Thereafter........................................................    2,964
                                                                            -------
                  Total...................................................  $16,446
                                                                            =======

     Operating lease expense was $61,553, $61,302 and $62,616 for the three years ended December 31, 1993, 1994 and 1995. The majority of such leases are for advertising structures on a month to month basis.

     The Companies operate under exclusive sales contracts with various municipalities including the Department of Transportation ("DOT") in various cities and the Metropolitan Transit Authority of New York ("MTA") expiring from 1996 through 2009. Such contracts allow for the exclusive right to advertise on buses, subways and transit shelters within these communities in exchange for a percentage of the revenues generated under the contracts. Annual consideration on the contract with the MTA is subject to an annual minimum guarantee of $6,010,000.

     Litigation -- The Companies are involved in various legal matters that management considers to be in the normal course of business. In the Companies management's opinion, based upon the advice of legal counsel, such matters will be settled without material effect on the Companies' financial position or results of operations.

6. TRANSACTIONS WITH GANNETT

     During 1993, 1994 and 1995, the Companies received corporate charges from Gannett for insurance and substantially all employee benefit costs. Such amounts were allocated to the Companies based upon estimates of the Companies' pro rata portion of such costs. Amounts included in the statements of revenues and direct expenses for such items are as follows:

                                                              1993       1994       1995
                                                             ------     ------     ------
    Insurance..............................................  $3,162     $2,450     $2,862
    Employee benefits......................................  $2,897     $3,158     $3,262

7. CANADIAN OPERATIONS

     For the three years ended December 31 amounts included in the combined financial statements applicable to Canadian operations were as follows:

                                                           1993        1994        1995
                                                          -------     -------     -------
    Revenues............................................  $56,417     $57,686     $66,380
    Excess of revenues over direct expenses.............  $ 5,294     $ 5,738     $ 7,712
    Assets..............................................  $84,376     $47,714     $51,888

                                GANNETT OUTDOOR

8. OTHER

     Deferred taxes are applicable to Mediacom Inc. the Companies' Canadian subsidiary. Such taxes arise principally from the amortization of advertising structures for tax purposes over a shorter period than amortized for financial statement purposes.

9. NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

     Basis of Presentation -- The accompanying unaudited interim combined financial statements have been prepared utilizing generally accepted accounting principles applicable to interim financial statements. Accordingly, such financial statements are limited as set forth in Note 1 and also do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six month period ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

     Gannett Acquisition -- On July 9, 1996, Gannett signed the Purchase Agreement with Outdoor Systems under which Outdoor Systems will acquire Gannett Outdoor for approximately $690,000 cash, subject to certain working capital adjustments on the date of closing. The completion of the Agreement is subject to a number of conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvement Act of 1976.

     Accounting Matters -- On January 1, 1996, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of. The adoption of SFAS No. 121 had no effect on these combined financial statements.

                             [Inside Back Cover]






                  [Map of United States and Canada under the
                caption "Outdoor Systems Advertising" showing
                      state and principal bounderies and
                         identifying various cities]

             ------------------------------------------------------
             ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
The Transactions......................    10
Risk Factors..........................    12
Use of Proceeds.......................    18
Price Range of Common Stock...........    18
Dividend Policy.......................    18
Capitalization........................    19
Unaudited Consolidated Pro Forma
  Financial Information...............    20
Selected Consolidated Financial and
  Other Data..........................    30
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    32
Business..............................    40
Management............................    48
Principal and Selling Stockholders....    51
Description of Capital Stock..........    53
Description of Indebtedness and Other
  Commitments.........................    56
Underwriting..........................    64
Certain Legal Matters.................    65
Experts...............................    65
Available Information.................    65
Incorporation of Certain Documents by
  Reference...........................    66
Index to Consolidated Financial
  Statements..........................   F-1


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                7,705,000 SHARES
                            [LOGO] OUTDOOR SYSTEMS
                                  COMMON STOCK
                              -------------------

                                   PROSPECTUS
                              -------------------
                               ALEX. BROWN & SONS
                                 INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                        CIBC WOOD GUNDY SECURITIES CORP.
                                           , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law (the "Delaware Law"),
Article VII of the Registrant's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), and Article VI of the Company's Amended and Restated Bylaws (the "Bylaws") provide for indemnification of the Registrant's directors and officers to the maximum extent provided by Delaware law, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").


     The Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to its Certificate of Incorporation, Bylaws, the Underwriting Agreement or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     As permitted by Section 102(b) of the Delaware Law, the Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,
(iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit.

     The Company does not maintain directors' and officers' liability insurance.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ---------------------------------------------------------------------------------
  1.1    --  Form of Underwriting Agreement*
  2.1    --  Asset Purchase Agreement, dated July 9, 1996, entered into among the Registrant,
             Gannett Co., Inc., Combined Communications Corporation, Gannett Transit, Inc.,
             Shelter Media Communications, Inc., and Gannett International Communications,
             Inc. (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated
             July 16, 1996 and incorporated herein by reference)
  2.2    --  Form of Option by Gannett Outdoor Co. of Texas, Inc., in favor of the Registrant together with the form of Asset Purchase Agreement by and between the Registrant and Gannett Outdoor Co. of Texas, Inc. (filed as Exhibit 99.2 to the Registrant's
             Current Report on Form 8-K dated July 16, 1996 and incorporated herein by reference)

EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ---------------------------------------------------------------------------------
  4.1    --  Specimen Common Stock Certificate of the Registrant (filed as Exhibit 4.1 to the
             Registrant's Amendment No. 2 to Form S-1 Registration Statement No. 333-1582 and
             incorporated herein by reference)
  5.1    --  Opinion of Powell, Goldstein, Frazer & Murphy*
 23.1    --  Consent of Deloitte & Touche LLP
 23.2    --  Consent of Powell, Goldstein, Frazer & Murphy (included in Exhibit 5.1)*
 24.1    --  Powers of Attorney for all officers and directors*
   27    --  Financial Data Schedule (for SEC use only)*


- ---------------


* Previously filed.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 16th day of August, 1996.


                                          OUTDOOR SYSTEMS, INC.


                                          By:      /s/  WALLY C. KELLY

                                            ------------------------------------

                                                       Wally C. Kelly


                                                   Senior Vice President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:



              SIGNATURE                                TITLE                        DATE
- -------------------------------------    ---------------------------------    ----------------
            ARTHUR R. MORENO*            President (Principal Executive        August 16, 1996
- -------------------------------------    Officer) and Director
          Arthur R. Moreno

          WILLIAM S. LEVINE*             Chairman of the Board and             August 16, 1996
- -------------------------------------    Director
          William S. Levine

      /s/  BILL M. BEVERAGE              Secretary, Treasurer and Chief        August 16, 1996
- -------------------------------------    Financial Officer (Principal
          Bill M. Beverage               Accounting and Financial Officer)


            BRIAN J. O'CONNOR*           Director                              August 16, 1996
- -------------------------------------
          Brian J. O'Connor

         STEPHEN F. BUTTERFIELD*         Director                              August 16, 1996
- -------------------------------------
       Stephen F. Butterfield

    *By:    /s/  BILL M. BEVERAGE
- -------------------------------------
          Bill M. Beverage
          Attorney-in-Fact


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